SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                    No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

1.	an announcement on continuing connected transaction of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 22, 2008;

2.	an announcement of the 2008 interim results of the Registrant made by the Registrant on August 22, 2008; and

3.	2008 interim report of the Registrant.

Document 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

CONTINUING CONNECTED TRANSACTION

On 31 March 2006, Sinopec Corp. issued an announcement pursuant to the HK Listing Rules with respect to various continuing connected transactions, including matters relating to the Land Use Rights Leasing Agreement.

The Land Use Rights Leasing Agreement governs the leasing of land use rights by Sinopec Corp. from the Sinopec Group. On 22 August 2008, Sinopec Corp. and Sinopec Group Company entered into a Land Use Rights Leasing Agreement Amendment Memo pursuant to which various terms are amended. Details of the amendments are set out in this announcement. As a result of the amendment, the annual cap applicable to transactions under the Land Use Rights Leasing Agreement has been revised.

As Sinopec Group Company is a shareholder of approximately 75.84% interests in Sinopec Corp., Sinopec Group Company and its associates will constitute connected persons of Sinopec Corp. under the HK Listing Rules and the transactions under the Land Use Rights Leasing Agreement will constitute continuing connected transactions of Sinopec Corp. As each of the applicable percentage ratios for the transactions under the revised Land Use Rights Leasing Agreement falls below 2.5%, the transactions will be subject to the reporting and announcement requirements under Rule 14A.34 of the HK Listing Rules, and independent shareholders’ approval will not be required.

1.       LAND USE RIGHTS LEASING AGREEMENT

1.1     Background

On 31 March 2006, Sinopec Corp. issued an announcement pursuant to the HK Listing Rules with respect to various continuing connected transactions, including matters relating to the Land Use Rights Leasing Agreement.

According to the Land Use Rights Leasing Agreement, Sinopec Group Company agreed to lease certain parcels of land with an area of approximately 437,000,000 square metres. The parcels of land which will be leased will mainly be used for operating main production facilities, ancillary production facilities and certain petrol stations operated by Sinopec Corp.

Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving notice to it twelve months before the expiry of the lease.

Rents under the Land Use Rights Leasing Agreement are payable to the Sinopec Group Company quarterly at the amount of one fourth of the annual rent.

The annual cap for 2007 to 2009 applicable to the Land Use Rights Leasing Agreement is RMB3.5 billion. Such annual cap for 2008 has not been exceeded up to the date of this announcement.

Historical Transaction Value

The historical annual values for the transactions under the Land Use Rights Leasing Agreement for each of the three years ended 31 December 2005, 2006 and 2007 are set out below:

	Historical transaction values for the year ended 31 December
Transactions	2005	2006	2007
	(RMB millions)

Transactions under Land Use Rights Leasing Agreement	2.557	3.241	3.234

Sinopec Corp. has no prior transactions with Sinopec Group Company and its ultimate beneficial owners which would require to be aggregated with the transactions under the Land Use Rights Leasing Agreement under Listing Rule 14A.25.

1.2     Land Use Rights Leasing Agreement Amendment Memo

On 22 August 2008, Sinopec Corp. and Sinopec Group Company entered into a Land Use Rights Leasing Agreement Amendment Memo pursuant to which various terms are amended.

Parties:

Sinopec Corp., for and on behalf of itself and its subsidiaries (as lessee)

Sinopec Group Company, for and on behalf of itself and members of the Sinopec Group (as landlord)

Principal terms:

Pursuant to the provisions of the Land Use Rights Leasing Agreement Amendment Memo, the annual total rent payable thereunder will be adjusted to approximately RMB4.3 billion and the area of land use rights subject to leasing will be revised to approximately 416,000,000 square metres.

Other provisions of the Land Use Rights Leasing Agreement will remain unchanged.

As a result of the above changes and also taking into account possible payment of additional rent as a result of potential business expansion, Sinopec Corp. estimates that the total annual rent payable under the Land Use Rights Leasing Agreement, the annual cap applicable to the transactions under the Land Use Rights Leasing Agreement for each of the two years ending 31 December 2008 and 2009 respectively will be adjusted to RMB4.5 billion.

1.3     Reasons for entering into the Land Use Rights Leasing Agreement Amendment Memo

Due to a substantial increase in land values in China as a result of the growing economy, the issue by the PRC Government of “Order of the State Council of The People’s Republic of China (No.483) which increased land tax by threefolds, the level of rent paid by Sinopec Corp. at present is far below market levels. After negotiations between Sinopec Corp. and Sinopec Group Company, as the continue use of the relevant land is crucial to the ongoing operation of the Company, Sinopec Corp. and Sinopec Group Company have agreed that the rent level for 2008 should be brought closer to market levels. To ensure that the rent payable by Sinopec Corp. for 2008 will remain to be on normal commercial terms, a PRC qualified property valuer, Beijing Zhongdi Real Estate Appraisal Co. Ltd, was appointed to value the adjusted rent and it has concluded that it is still lower than market level.

2.       THE HK LISTING RULES REQUIREMENTS

As Sinopec Group Company is a shareholder of approximately 75.84% interests in Sinopec Corp., Sinopec Group Company and its associates will constitute connected persons of Sinopec Corp. under the HK Listing Rules and the transactions under the Land Use Rights Leasing Agreement will constitute continuing connected transactions of Sinopec Corp. As each of the applicable percentage ratios for the transactions under the revised Land Use Rights Leasing Agreement falls below 2.5%, the transactions will be subject to the reporting and announcement requirements under Rule 14A.34 of the HK Listing Rules, and independent shareholders’ approval will not be required.

The transactions under the Land Use Rights Leasing Agreement are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm’s length basis and on terms that are fair and reasonable to the Company. Owing to the long-term co-operation relationship between the Company and the Sinopec Group and the advantages, good reputation and gigantic scale of the Sinopec Group in various aspects, the Board is of the opinion that the entering into of such transactions on an continuing basis is essential to the continuation of Sinopec Corp’s business and will be beneficial to the Company as they will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation.

The Board (including the independent directors) considers that the aforesaid amendments to the connected transactions are based on normal commercial terms in accordance with the principles of fairness and justice, the relevant amendments are fair and reasonable, and the revised annual capare reasonable and fair to and in the interests of Sinopec Corp. and the shareholders as a whole, which do not harm Sinopec Corp. and its independent shareholders’ interest.

3.        GENERAL INFORMATION

The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading chemical products.

The business scope of the Sinopec Group Company covers: industrial investments and investment management; exploration and development, production and construction, storage and transportation and sale of petroleum and natural gas resources; the wholesale of gasoline, kerosene and diesel; production, storage and transportation and sale of petrochemical and related products; the design, implementation and construction of petroleum and petrochemical installations; maintenance and repair of petroleum and petrochemical installations; the research, development, implementation and related consulting services of technology; IT and energy substitute products; and the import and export of self-produced products and third parties’ products and technologies (other than those prohibited by the state).

4.        DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless otherwise indicated in the context:

“associates”	has the meaning ascribed to it in the HK Listing Rules;
“Board”	the board of directors of Sinopec Corp.;
“Company”	Sinopec Corp. and its subsidiaries;
“Directors”	the directors of Sinopec Corp.;
“HK Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;
“Land Use Rights Leasing Agreement”	the land use rights leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain land use rights by the Sinopec Group to the Company;
“Land Use Rights Leasing Agreement Amendment Memo”	an amendment memo to the Land Use Rights Leasing Agreement dated 22 August 2008 entered by Sinopec Corp. and Sinopec Group Company
“RMB”	the lawful currency of the People’s Republic of China;
“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;
“Sinopec Group”	the Sinopec Group Company and its subsidiaries (other than the Company);

“Sinopec Group Company”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 22 August 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors

Document 2

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code:386)

Announcement of the 2008 Interim Results

§1	Important Notice

1.1
The Board of Directors and the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and its directors, supervisors and senior management warrant that there are no material omissions, or misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the interim report. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com). The investors should read the interim report for more details.

1.2	No Director, supervisors and senior management has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the interim report.

1.3
Mr. Shi Wanpeng, Mr. Li Deshui, Mr. Yao Zhongmin and Mr. Fan Yifei, Directors of Sinopec Corp., did not attend the meeting of the Board for reasons of official duties. Mr. Shi Wanpeng and Mr. Li Deshui, Director of Sinopec Corp., authorised Mr. Liu Zhongli and Mr. Yao Zhongmin and Mr. Fan Yifei, Directors of Sinopec Corp., authorised Mr. Wang Tianpu to vote on their behalf in respect of the resolutions put forward in the meeting of the Board.

1.4
The financial statements for the six-month period ended 30 June 2008 of Sinopec Corp. and its subsidiaries (“the Company”) prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”), and International Financial Reporting Standards (“IFRS”) have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued standard unqualified opinions on the financial statements.

1.5	There is no occupancy of non-operating funds by the substantial shareholders of Sinopec Corp.

1.6
Mr. Su Shulin, Chairman of the Board, Mr. Wang Tianpu, President, Mr. Dai Houliang, Director, Senior Vice President and Chief Financial Officer and Mr. Liu Yun, Head of the Accounting Department warrant the authenticity and completeness of the financical statements contained in this announcement.

§2	Basic Information of Sinopec Corp.

2.1	Basic Information of Sinopec Corp.

	SINOPEC	SINOPEC	SINOPEC
Stock name	CORP	CORP	CORP	中國石化

Stock code	386	SNP	SNP	600028

Place of listing	Hong Kong	New York Stock	London Stock	Shanghai Stock
	Stock Exchange	Exchange	Exchange	Exchange

	Authorized Representatives		Secretary to the Board of Directors	Representative on Securities Matters

Name	Mr. Wang	Mr. Chen Ge	Mr. Chen Ge	Mr. Huang
	Tianpu			Wensheng

Address	6A Huixindong Street, Chaoyang District, Beijing, PRC

Tel	64990060	64990060	64990060	64990060

Fax	64990022	64990022	64990022	64990022

E-mail	ir@sinopec.com/media@sinopec.com

2.2	Principal accounting data and financial indicators

2.2.1 Principal accounting data and financial indicators for the first half of 2008 prepared in accordance with ASBE

2.2.1.1 Principal accounting data and financial indicators

	At 30 June	At 31 December	Changes from the
	2008	2007	end of last year
Items	RMB millions	RMB millions	(%)

Total assets	820,556	718,572	14.2
Shareholders’ equity attributable to equity
shareholders of the Company	305,471	300,949	1.5
Net assets per share (RMB) (Fully diluted)	3.523	3.471	1.5
Adjusted net assets per share (RMB)	3.437	3.391	1.4

	Six-month periods ended 30 June		Changes over the
			same period of
	2008	2007	the preceding year
Items	RMB millions	RMB millions	(%)

Operating (loss) / profit	(23,784)	53,285	(144.6)
Profit before taxation	9,516	52,701	(81.9)
Net profit attributable to equity shareholders of the Company
	9,339	35,110	(73.4)
Net (loss) / profit before extraordinary gain and loss	(17,445)	34,924	(150.0)

Return on net assets (%)	3.06	12.31	(9.25)
			percentage points
Basic earnings per share (RMB)	0.108	0.405	(73.4)
Basic (loss) / earnings per share before extraordinary gain and loss (RMB)
	(0.201)	0.403	(150.0)
Diluted earnings per share (RMB)	0.076	0.405	(81.0)
Net cash flow from operating activities	5,986	64,700	(90.7)
Net cash flow from operating activities per share (RMB)
	0.069	0.746	(90.7)

2.2.1.2 Extraordinary items

√ applicable    □ inapplicable

Extraordinary items and corresponding amounts:

Six-month period
ended 30 June 2008
(Income)/expense
Items	RMB millions

Loss on disposal of fixed assets	23
Employee reduction expenses	199
Donations	77
Gain on disposal of investments	(198)
Other non-operating income and expenses	2
Written back of provisions for impairment losses made
in previous years	(159)
Grants	(33,402)
Subtotal	(33,458)
Tax effect	5,572

Total	(27,886)

Attributable to:Equity shareholders of the Company	(26,784)
Minority interests	(1,102)

2.2.2 Principal accounting data and financial indicators of the Company for the first half of 2008 from the financial statements prepared in accordance with IFRS

	Six-month periods ended 30 June		Changes over the same period of the preceding year
	2008	2007
Items	RMB millions	RMB millions	(%)

Operating profit	7,222	53,584	(86.5)
Profit attributable to equity
shareholders of the Company	8,255	36,375	(77.3)
Return on capital employed (%) Note	1.33	8.21	(6.88)
			percentage points
Basic earnings per share (RMB)	0.095	0.420	(77.3)
Diluted earnings per share (RMB)	0.064	0.420	(84.8)
Net cash flow generated from operating activities		62,295
	2,640		(95.8)

Net cash flow generated from operating activities per share (RMB)

	0.030	0.718	(95.8)

Note:Return on capital employed = operating profit x (1 - income tax rate)/capital employed

			Changes from
	At 30 June	At 31 December	the end of
	2008	2007	last year
Items	RMB millions	RMB millions	(%)

Total assets	838,469	732,725	14.4
Total equity attributable to
equity shareholders
of the Company	310,871	307,433	1.1
Net assets per share (RMB)	3.586	3.546	1.1
Adjusted net assets per share (RMB)
	3.499	3.466	1.0

2.2.3 Differences between financial statements prepared under ASBE and IFRS

√ applicable    □ inapplicable

2.2.3.1 Analysis of effects of major differences between the net profit under ASBE and the profit for the period under IFRS

	Six-month periods ended 30 June
	2008	2007
Items	RMB millions	RMB millions

Net profit under ASBE	9,415	36,574
Adjustments:
Oil and gas properties	(1,334)	91
Reduced amortisation on revaluation
of land use rights	15	15
Effects of the above adjustments on taxation	237	1,162
	－－－－－－－－	－－－－－－－－

Profit for the period under IFRS	8,333	37,842
	＝＝＝＝＝＝＝＝	＝＝＝＝＝＝＝＝

2.2.3.2 Analysis of effects of major differences between the shareholders’ funds under ASBE and total equity under IFRS:

	At 30 June	At 31 December
	2008	2007
Items	RMB millions	RMB millions

Shareholders’ equity under ASBE	331,299	326,347
Adjustments:
Oil and gas properties	10,005	11,339
Revaluation of land use rights	(1,027)	(1,042)
Effects of the above adjustments on taxation	(3,649)	(3,886)
	－－－－－－－－	－－－－－－－－

Total equity under IFRS	336,628	332,758
	＝＝＝＝＝＝＝＝	＝＝＝＝＝＝＝＝

§3	Changes in share capital and shareholdings of the principal shareholders

3.1	Statement of changes in share capital

□ applicable    √ inapplicable

3.2	Top ten shareholders and shareholders of shares without selling restrictions

As at 30 June 2008, there were a total of 1,290,016 shareholders of Sinopec Corp., of which 1,283,242 were holders of A Shares and 6,774 were holders of H Shares. The public float of Sinopec Corp. satisfied the minimum requirements under The Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Top ten shareholdersUnit: 1,000 Shares

		As a percentage	Number of
		of total	shares held	Number
		shares	at the end	of shares	Number of
	Nature of	at the end of	of reporting	with selling	pledges or
Name of Shareholders	shareholders	reporting period	period	restrictions	lock-ups
		(%)

China Petrochemical Corporation	State-owned shares	75.84	65,758,044	61,422,922	0
HKSCC (Nominees) Limited	H shares	19.26	16,700,144	0	N/A
Guotai Junan Securities Co., Ltd	A Shares	0.44	377,906	0	38,230
E Fund 50 Stock Index
Investment Fund	A Shares	0.12	104,190	0	0
Bosera Thematic Sector
Stock Investment Fund	A Shares	0.11	95,519	0	0
Huabao Xingye Selected Sector
Stock Investment Fund	A Shares	0.06	53,998	0	0
Shanghai Stock Exchange 50 Tradable
Open-ended Securities Index
Investment Fund	A Shares	0.05	46,797	0	0
Tongde Securities Investment Fund	A Shares	0.05	45,606	0	0
National Social Security Fund
106 Portfolio	A Shares	0.05	40,000	0	0
Shanghai Stock Exchange Dividend
Tradable Open-ended Securities
Index Investment Fund	A Shares	0.04	34,890	0	0

Top ten shareholders of shares without selling restrictions	Unit: 1,000 shares

	Number of	Type of
Name of Shareholders	shares held	shares

HKSCC (Nominees) Limited	16,700,144	H shares
China Petrochemical Corporation	4,335,122	A Shares
Guotai Junan Securities Co., Ltd.	377,906	A Shares
E Fund 50 Stock Index Investment Fund	104,190	A Shares
Bosera Thematic Sector Stock Investment Fund	95,519	A Shares
Huabao Xingye Selected Sector Stock Investment Fund	53,998	A Shares
Shanghai Stock Exchange 50 Tradable
Open-ended Securities Index Investment Fund	46,797	A Shares
Tongde Securities Investment Fund	45,606	A Shares
National Social Security Fund 106 Portfolio	40,000	A Shares
Shanghai Stock Exchange Dividend Tradable
Open-ended Securities Index Investment Fund	34,890	A Shares

Statement on the connected relationship or activity in concert among the aforementioned shareholders:

We are not aware of any connection or activities in concert among the top ten shareholders of floating stock.

3.3	Changes in the controlling shareholders and the effective controllers in the reporting period

□ applicable    √ inapplicable

§4.	Information about the directors, supervisors and senior management

4.1	The engagement or dismissal of Directors, Supervisors and Other Members of the Senior Management

□ applicable    √ inapplicable

4.2	Information about the changes in the shares held by the directors, supervisors and senior management

□ applicable    √ inapplicable

As at 30 June 2008, none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.

During the reporting period, none of Sinopec Corp.’s directors, supervisors or senior management or any of their respective associates had any interests or short positions in any shares, debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of The Stock Exchange of Hong Kong Limited (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance). All of the directors of Sinopec Corp. confirmed that they have complied with the Model Code for Securities Transactions.

§5.	Business Review and Prospects and Management’s Discussion and Analysis

5.1	Business Review

In the first half of 2008, the Chinese economy continued to grow steadily and rapidly, with a GDP growth rate of 10.4%. Apparent domestic consumption of oil products (inclusive of gasoline, diesel and kerosene) and ethylene equivalent consumption increased by 13.9% and 2.5% respectively over the same period last year.

In the first half of 2008, confronted with complicated and severe business conditions featured by soaring crude oil prices and tight control on price of oil products in domestic market, the Company managed to increase oil and gas production, speed up structure adjustment, and took a variety of measures to increase the supply of oil products and made efforts to guarantee the domestic market supply of oil products through optimised production and operation activities, improved management, increased profitability through taping potentials, conserving energy and reducing emissions, and realised steady growth in oil and gas production, refinery throughput, sales volume of oil products and the production of major chemical products.

5.1.1 Production and Operations

(1) Exploration and Production Segment

In the first half of 2008, the international crude oil prices soared, and the average price of Platt’s Brent spot price was US$ 109.14/barrel, increased by 72.53% over the same period last year.

In exploration, the Company made new progress in petroleum exploration in Tahe oil field, in natural gas exploration in the surrounding areas of Puguang gas field in northeastern Sichuan, western Sichuan and the southern area in Songlao basin, and in the exploration of concealed oil and natural gas reserves in the matured fields in the east of China.

With respect to development, through such measures as strengthening the comprehensive adjustments in the matured fields, optimising the construction process of production capacity in the new blocks and enhancing the development of low-grade reserves and speeding up the pace of increasing recovery rate, the Company has yielded marked achievements in increasing both oil and gas reserves and production. Moreover, the construction of Sichuan-East China Gas project has been progressing smoothly. In the first half of this year, the Company produced 147.38 million barrels of crude oil, increased by 2.4%, and produced 144.2 billion cubic feet of natural gas, increased by 3.3% over the same period last year.

Summary of Operations of Exploration and Production Segment

	Six-month periods ended 30 June
			Changes
	2008	2007	(%)

Crude oil production (mmbbls)	147.38	143.88	2.4
Natural gas production (bcf)	144.2	139.6	3.3
Newly added proved reserve of
crude oil (mmbbls)	158.74	147.88	7.3
Newly added proved reserve of
natural gas (bcf)	186.9	158.6	17.8

	At 30	At 31
	June	December	Changes
	2008	2007	(%)

Proved reserve of crude oil (mmbbls)	3,035	3,024	0.4
Proved reserve of natural gas (bcf)	6,373.6	6,330.8	0.7

Note:Crude oil production is converted at 1 tonne = 7.1 barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet.

(2)Refining Segment

In the first half of 2008, in order to meet market demand, the Company made efforts to keep refinery facilities running safely and at full capacity and increased the output of oil products. It also optimised crude oil resources and tried to reduce the purchasing cost of crude oil, reinforced structural adjustment of products mix and increased the production of high value-added products such as high-grade gasoline, vigorously promoted the sales of petroleum products other than gasoline, diesel or kerosene, produced clean oil products meeting national IV standard. Being a cooperation partner of 2008 Beijing Olympic Games, the Company provides oil products in major hosting cities. In the first half of 2008, the refinery throughput increased by 6.7% over the same period last year, and the output of oil products increased by 10.1%, among which, gasoline had a 7.7% increase and diesel with an increase of 13.0% over the same period last year.

Summary of Operations of Refining Segment

		Six-month periods ended 30 June
				Changes
		2008	2007	(%)

Refinery throughput (million tonnes)* Gasoline, diesel and kerosene production		84.25	78.94	6.7

(million tonnes)		51.52	46.80	10.1
Of which:	Gasoline (million tonnes)	13.78	12.79	7.7
	Diesel (million tonnes)	33.80	29.91	13.0
	Kerosene, including jet fuel
	(million tonnes)	3.94	4.10	(3.9)
Light chemical feedstock (million tonnes)
		12.07	12.26	(1.5)
	Light products yield (%)	74.68	73.93	0.75
				percentage
				point
	Refinery yield (%)	93.87	93.73	0.14
				percentage
				point

*Refinery throughput is converted at 1 tonne = 7.35 barrels.

(3)Marketing and Distribution Segment

In the first half of 2008, the Company constantly optimise its sales networks, intensified awareness of service and improved service quality, collected resources through various channels and timely arranged the imports of oil products, optimised the allocation and transport of oil products, reduced transportation cost and managed to guarantee sufficient supply of oil products in the domestic market and actively promoted sales of oil products with high octane number. The total sales volume of refined oil products reached 63 million tonnes, increased by 8.8% compared with that of the same period last year, among which retail had a 19.2% increase than that of the same period last year. In its coping with the rare snow storm in South China as well as the earthquake in Wenchuan, the Company promptly initiated its contingency plan, made all-out efforts to guarantee the supply of refined oil products, and adopted such means as movable gas-filling and manual delivery of oil products, thus ensuring the supply of refined oil products in the disaster-stricken areas.

Summary of Operations of Marketing and Distribution Segment

		Six-month periods ended 30 June
				Changes
		2008	2007	(%)

Total domestic sales volume of refined
oil products (million tonnes)		63.02	57.92	8.8
Of which:	Retail volume
	(million tonnes)	42.91	36.01	19.2
	Direct sales volume
	(million tonnes)	10.37	10.15	2.2
	Wholesale volume
	(million tonnes)	9.73	11.77	(17.3)
	Total number of service
	stations	29,188	28,898	1.0
Of which:	Number of company-
	operated service
	stations	28,551	28,153	1.4
	Number of franchised
	service stations	637	745	(14.5)
Average annual throughput per station
(tonne)		3,006	2,558	17.5

(4)Chemicals Segment

In the first half of 2008, the Company took the advantage of concentrated sales and made great efforts to expand the chemical market, coped with the market changes in a flexible way and organised the production and sales of products with market appeals, endeavored to increase profits, improved management, consolidated the raw material optimisation and product structure optimisation, vigorously promoted new technologies and tried hard to increase the output of high added-value products. Ethylene production reached 3.307 million tonnes, a 1.0% increase on a year-on-year basis, and the production of synthetic resin reached 4.923 million tonnes, an increase of 3.1% over the same period last year. Synthetic rubber production reached 0.46 million tonnes, increased by 27.8% over the same period last year

Summary of Production of Major Chemical Products			Unit: 1000 tonnes

	Six-month periods ended 30 June
			Changes
	2008	2007	(%)

Ethylene	3,307	3,273	1.0
Synthetic resin	4,923	4,774	3.1
Synthetic fiber monomer and polymer	3,768	3,938	(4.3)
Synthetic fiber	681	721	(5.5)
Synthetic rubber	460	360	27.8
Urea	685	813	(15.7)

Note:100% production of two ethylene joint ventures, namely BASF-YPC and SHANGHAI SECCO was included.

5.1.2 Cost Saving

In the first half of 2008, the Company took various measures to reduce costs, including: fully leveraging the modern logistics system to optimise resources allocation and reduce transportation costs, tapping the potentials of refining capacities for lower quality crude, reducing purchasing costs of crude oil, optimising operation of facilities and reducing energy and material consumption. In the first half of 2008, the Company effectively saved RMB 1.703 billion in cost. Of the total cost saved, the exploration and production segment, the refining segment, the marketing and distribution segment and the chemicals segment achieved cost saving of RMB 577 million, RMB 341 million, RMB 315 million and RMB 470 million respectively.

5.1.3 Energy Saving and Emission Reduction

In the first half of 2008, the Company made remarkable achievements in energy saving and emission reduction. We established SINOPEC Energy-saving Monitoring Center and Energy-saving Technical Service Center, introduced reporting system on energy-saving activities, initiated benchmarking activities for assessing energy efficiencies within the industry, continued to conduct the publicising and education work of energy-saving and emission reduction, vigorously promoted such advanced energy-saving technologies as pulsed electric desalting, and aromatics extraction of pygas. In the first half of this year, our energy intensity, industrial water consumption and COD in discharged waste water dropped by 6.6%, 11.8% and 15.0% respectively over the same period last year.

5.1.4 Capital Expenditures

In the first half of 2008, the Company’s total capital expenditure was RMB 36.536 billion. Among which, capital expenditure for exploration and development was RMB 20.981 billion. The newly-built production capacity of crude oil and natural gas was 2.79 million tonnes per year and 480 million cubic-meters per year respectively. The capital expenditure for refining segment was RMB 3.849 billion, green-field and expansion refinery projects in Qingdao, Gaoqiao, Wuhan and Luoyang have been put into production. Caofeidian crude oil jetty project has realised mechanical completion. The capital expenditure in chemicals segment was RMB 5.907 billion. Yangzi Petrochemicals Butadiene project with a capacity of 100,000 tonnes per year was put into operation, and Tianjin, Zhenhai ethylene and Jinling PX project are underway as scheduled. The capital expenditure in marketing and distribution segment was RMB 4.548 billion. The sales network of oil products was furthered optimised and 195 service stations were newly built. The capital expenditure for corporate and others amounted to RMB 1.251 billion.

5.2	Principal Operations categorised by business segments

The following table sets out the principal operations categorised by business segments and the details of the connected transactions, including income from principal operations and cost of sales for each business segment, extracted from the Company’s financial statements prepared under ASBE:

				Increase/	Increase/
				decrease	decrease
				of Income	of Cost
				from principal	of principal	Increase/
	Income from	Cost of		operations	operations	decrease
	principal	principal	Gross profit	on a year-	on a year-	of gross
	operations	operations	margin	on-year basis	on-year basis	profit margin
Segment	(RMB millions)	(RMB millions)	(%)Note	(%)	(%)	(%)

Exploration and production	96,659	43,341	29.5	54.1	18.9	(6.7)
Refinery	392,200	460,239	(18.8)	27.4	57.8	(20.7)
Marketing and distribution	390,939	373,425	4.3	26.7	28.4	(1.3)
Chemicals	132,005	127,389	3.4	14.1	19.5	(4.1)
Corporate and others	411,237	411,873	(0.2)	103.2	103.4	(0.1)
Elimination of
inter segment sales	(688,257)	(685,177)	N/A	N/A	N/A	N/A
	－－－－	－－－－－	－－－－	－－－－－	－－－－	－－－－－

Total	734,783	731,090	(3.4)	23.3	47.6	(10.4)
	＝＝＝＝	＝＝＝＝＝	＝＝＝＝	＝＝＝＝＝	＝＝＝＝	＝＝＝＝＝

Note:Gross profit margin= (income from principal operations - cost of principal operations, taxes and surcharges) / income from principal operations

The total amount of connected transactions of products sold and the services provided by the Company to Sinopec Group Company was RMB42.132 billion in this reporting period.

5.3	Principal operations in different regions

□ applicable    √ inapplicable

5.4	Operations of associate companies

□ applicable    √ inapplicable

5.5	Reasons of material changes in the principal operations and their structure

□ applicable    √ inapplicable

5.6	Reasons of material changes in the principal operations’ earning power (gross profit ratio) as compared to the preceding year

□ applicable    √ inapplicable

5.7	Reasons of changes in profit composition as compared to that in the preceding year

√ applicable    □ inapplicable

Part of the financial information discussed below is extracted from the audited financial statements prepared in accordance with IFRS.

In the first half of 2008, the Company’s turnover, other operating revenues and other income were RMB 768.2 billion, and the operating profit was RMB 7.2 billion, representing an increase of 36.2%, and a decrease of 86.5% respectively over the same period of 2007. This was mainly because of the sharp increase in crude oil prices which resulted in significant losses in the Company’s refining business.

5.7.1 Turnover, other operating revenues and other income

In the first half of 2008, the Company’s turnover, other operating revenues and other income were RMB 768.2 billion, of which turnover was RMB 722.4 billion, representing an increase of 31.0% over the first half of 2007. This was mainly due to the increase in prices of crude oil, refined oil and chemical products and the Company’s efforts in expanding the sales volume of petroleum and petrochemical products and optimized the sales and marketing structure. In the first half of 2008, the Company’s other operating revenues were RMB 12.4 billion, representing a decrease of 1.2% over the first half of 2007. In the first half of 2008, the Company recognised a subsidy of RMB 33.4 billion.

The following table lists the Company’s external sales volume of major products, their average realised prices and the respective rate of changes between the first half of 2008 and the first half of 2007 for the Company’s major products:

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne, RMB/ thousand cubic meters)

	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change

	2008	2007	(%)	2008	2007	(%)

Crude oil	2,344	2,034	15.2	4,275	2,807	52.3
Natural gas (million cubic
meters)	3,034	2,863	6.0	886	794	11.6
Gasoline	19,019	17,103	11.2	5,976	5,282	13.1
Diesel	41,420	37,222	11.3	5,350	4,595	16.4
Kerosene, including jet fuel	4,383	3,467	26.4	5,719	4,663	22.6
Basic chemical feedstock	4,956	5,082	(2.5)	6,817	6,081	12.1
Synthetic fiber monomer
and polymer	1,856	1,990	(6.7)	9,324	8,837	5.5
Synthetic resin	3,895	3,858	1.0	11,210	10,026	11.8

Synthetic fiber	710	768	(7.6)	11,268	11,562	(2.5)
Synthetic rubber	535	431	24.1	17,703	13,239	33.7
Chemical fertiliser	692	785	(11.8)	1,759	1,685	4.4

Most of crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to other customers. In the first half of 2008, turnover from crude oil and natural gas that were sold externally by the exploration and production segment amounted to RMB 13.9 billion, representing an increase of 58.5% compared with the first half of 2007, accounting for 1.8% of the Company’s turnover, other operating revenues and other income. The change was mainly due to the increase in price and sales volume of crude oil compared to the first half 2007.

The Company’s refining segment, marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel, kerosene, which are referred to as oil products and other refined petroleum products) to third parties. In the first half of 2008, the external sales revenue of petroleum products by these two segments were RMB 459.3 billion, representing an increase of 27.5% compared with that in the first half of 2007, accounting for 59.8% of the Company’s turnover, other operating revenues and other income. The increase was mainly due to the increased prices of oil products and our proactive efforts in increasing sales volume, optimising the marketing structure, and expanding the markets of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 360.3 billion, representing an increase of 29.8% over the same period in 2007, accounting for 78.4% of the sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 99.0 billion, representing an increase of 19.6% compared with the first half of 2007, accounting for 21.6% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 115.4 billion, representing an increase of 10.3% compared with the first half of 2007, accounting for 15.0% of its turnover, other operating revenues and other income. The increase was mainly due to the increase in the price of chemical products.

5.7.2 Operating expenses

In the first half of 2008, the Company’s operating expenses were RMB 761.0 billion, representing an increase of 49.1% over the first half of 2007. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses

In the first half of 2008, purchased crude oil, products and operating supplies and expenses were RMB 674.1 billion, representing an increase of 53.3% over the first half of 2007, accounting for 88.6% of the total operating expenses, of which:

Purchased crude oil expenses were RMB 355.2 billion, representing an increase of 70.4% over the first half of 2007, accounting for 46.7% of the total operating expenses, increased by 5.8 percentage points over the first half of 2007.

With the rapid growth of economy and market demand in China, the processing volume of crude oil purchased from the third parties increased accordingly. Throughput of crude oil that was purchased externally in the first half of 2008 was 66.7 million tonnes (excluding the amount processed for third parties), increased by 10.4% over the first half of 2007; average cost of crude oil purchased externally is RMB 5,326 per tonne, increased by 54.4% over the first half of 2007.

The Company’s other purchasing expenses were RMB 318.9 billion, representing an increase of 37.8% over the first half of 2007, accounting for 41.9% of the total operating expenses. This was mainly due to the significant increase in the cost of gasoline, diesel and other feedstock purchased externally.

Selling, general and administrative expenses

The Company’s selling, general and administrative expenses totaled RMB 18.2 billion in the first half of 2008, representing an increase of 3.3% over the first half of 2007.

Depreciation, depletion and amortisation

Depreciation, depletion and amortisation were RMB 22.4 billion, representing an increase of 15.2% compared with the first half of 2007. This was mainly due to the expansion of the Company’s investment scale and the additions in property, plant and equipment.

Exploration expenses

In the first half of 2008, exploration expenses were RMB 4.7 billion, representing a decrease of 17.3% compared with the first half of 2007.

Personnel expenses

In the first half of 2008, personnel expenses were RMB 12.6 billion, representing an increase of 17.1% compared with the first half of 2007.

Employee reduction expenses

In the first half of 2008, according to the Company’s voluntary employee reduction plan, the Company undertook employee reduction expenses of approximately RMB 0.2 billion for 3,600 employees.

Taxes other than income tax

In the first half of 2008, the Company’s taxes other than income tax were RMB 28.5 billion, an increase of 96.8% compared with the first half of 2007, and this was mainly due to an increase of special levy on crude oil income by RMB 13.3 billion; meanwhile, consumption tax increased by RMB 1 billion as a result of the sales increase of gasoline and diesel, etc.

Other operating expenses (net)

In the first half of 2008, Company’s other operating expenses (net) were RMB 0.2 billion, representing a decrease of 89.4%, compared with the first half of 2007. This was mainly due to the decrease in impairment losses on long-lived assets compared with the first half of 2007.

5.7.3 Operating profit

In the first half of 2008, the Company’s operating profit was RMB 7.2 billion, representing a decrease of 86.5% over the first half of 2007.

5.7.4 Net finance costs

In the first half of 2008, the Company’s net finance costs were RMB 0.7 billion, representing a decrease of 80.8% compared with the first half of 2007. This was mainly due to an increase of RMB 3.9 billion on the unrealised gain on embedded derivatives component of convertible bonds and an increase of RMB 0.9 billion in exchange gain (net) compared with the first half of 2007.

5.7.5 Profit before tax

In the first half of 2008, the Company’s profit before taxation was RMB 8.2 billion, representing a decrease of 84.5% over the first half of 2007.

5.7.6 Tax benefit/(expense)

In the first half of 2008, the Company’s tax benefit was RMB 0.1 billion.

5.7.7 Profit attributable to minority interests

In the first half of 2008, the Company’s profit attributable to minority interests were RMB 0.1 billion, representing a decrease of 94.7% compared with the first half of 2007. This was mainly due to the decrease of profit from consolidated subsidiaries such as Sinopec Shanghai Petrochemical Company Limited, Sinopec Hainan Refining and Chemical Company Limited and Sinopec Qingdao Refining and Chemical Company.

5.7.8 Profit attributable to equity shareholders of the Company

In the first half of 2008, the Company’s profit attributable to equity shareholders of the Company was RMB 8.26 billion, representing a decrease of 77.3% against the first half of 2007.

5.8	Use of the proceeds from share issue

5.8.1 Use of the proceeds from share issue

□ applicable    √ inapplicable

5.8.2 Change of projects

□ applicable√ inapplicable

5.9	Business prospects and operating plan for the second half

√ applicable    □ inapplicable

Looking into the second half of 2008, the Company believes China’s economy is expected to maintain growth momentum. It is expected that in the second half of this year the international prices of crude oil will remain high, the domestic refining business will still be under pressure and the demand growth for chemical products may slow down.

In the second half of this year, the Company shall continue to take flexible operational strategies, intensify management and make optimal arrangement for various production and operation activities.

In exploration and development segment, the Company will speed up the exploration in such key regions as Tahe and northeastern Sichuan, actively tap the potentials of the existing oil fields, and further improve recovery rate. In the second half of 2008, the Company plans to produce 21.24 million tonnes of crude oil and 4.2 billion cubic meters of natural gas.

In refining segment, the Company shall continue to operate at its full capacity on the basis of ensuring safe and stable production to ensure market supplies, optimise the purchase and allocation of crude oil resources, make efforts to reduce the costs of crude oil, further adjust product structure and increase the output of high value-added products. In the second half of 2008, the Company plans to refine 89.75 million tonnes of crude oil.

In marketing and distribution segment, the Company will continue to meticulously organise the allocation and transport of refined oil products, make efforts to guarantee the market supplies of refined oils products and ensure the oil supplies for the Olympic games and the reconstruction of disaster-stricken areas and key industries. Meanwhile, the Company shall intensify the arrangement of resources, optimise the flow and storage and transportation of resources and improve profitability from the sales. In the second half of 2008, the Company plans to a total domestic sales volume of oil products at 64 million tonnes.

In chemicals segment, the Company shall optimise raw materials, product structure and unit operation, intensify the implementation of energy-saving and material consumption, consolidate the linkage of production, sales and research, promote developments of new products, and increase the production of high value-added products. In the second half of 2008, the Company plans to produce 3.26 million tonnes of ethylene.

In the second half of 2008, we shall continue to optimise our production and operation activities, improve management, increase profit through taping potentials, reducing energy consumption and reducing emissions, and strive to fulfill the production and business goals of the whole year.

5.10
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

Since the beginning of the year, with the soaring international crude oil prices and the tight control over domestic oil products prices, prices of crude oil and oil products were inverted, which, resulted in significant losses of the Company’s refining segment. The Company’s overall profitability dropped substantially. Through preliminary estimation by the finance division, the Company expects that net profit for the first three quarters of this year shall drop more than 50 percent compared with the same period last year.

5.11	Explanation of the management about the auditors’ Ònon-standard opinionÓ for the reporting period

□ applicable    √ inapplicable

5.12	Explanation of the management about the subsequent changes and the follow up actions of the matters in connection with the auditors’ Ònon-standard opinionÓ in the last financial year

□ applicable    √ inapplicable

§6	Significant events

6.1	Acquisition, sale of assets and assets reorganisation

6.1.1Acquisition and purchase of assets

					Whether	Whether all the
	To trade and			To the end of	Affiliate	associated	Whether all the
Counterparty	to be acquired			the reporting	Transaction	property right	associated debtor
and/or ultimate	or placement			period, net profit	or not (if yes,	has been	and creditor has
controlling	Since the date	The date of		contributed to the	give pricing	transferred	been shifted
party	of purchase	purchase	Trading price	listed company	principle)	or not	or not

China	Asset of	June 30th, 2008	RMB1.624	No	yes, assessed	yes	yes
Petroleum	oilfield		billion		Price
Corporation	downhole
maintenance

6.1.2 Disposition and sale of assets

□ applicable    √ inapplicable

6.1.3 Progress and impact on financial positon and operating results of the relevant event after the issue of asset reorgansation report or announcement of acquition and sale of assets

□ applicable    √ inapplicable

6.2	Material guarantee contracts and status of implementation

External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)

	Date of
	Occurrence	Guarantee
	( Date of	Amount			Whether	Whether for
	Execution of	(RMB			Completed	a Connected
Obligors	the Agreement)	million)	Type of Guarantee	Term	or not	Party 1

Yueyang SINOPEC Shell Coal
GasificationCorporation Co., Ltd.	10 December 2003	377	Joint and Several Liability	10 December 2003 -	No	Yes
				10 December 2017
Shanghai Gaoqiao-SK Solvent Co., Ltd.	22 September 2006			22 September 2006 -
				22 September 2011
	24 November 2006			24 November 2006 -
				24 November 2011
	30 March 2007			30 March 2007 -
				30 March 2012
	16 April 2007	Total 75	Joint and Several Liability	16 April 2007 -	No	Yes
				16 April 2012
Fujian Refining and Petrochemical	6 September 2007	9,166	Joint and Several Liability	6 September 2007 -	No	Yes
Company Limited				31 December 2015
Balance of guarantee by Sinopec
Yangzi Petrochemical for
its associates and joint ventures		114			No	Yes
Balance of guarantee by
Sinopec Shanghai Petrochemical for
its associates and joint ventures		17			No	Yes
Balance of guarantee by
Sinopec Sales Company Limited for
its associates and joint ventures		75			No	Yes
Total amount of guarantee provided during
the reporting period 2						26

Total amount of guarantee outstanding
at the end of the reporting period 2	9,824

Guarantees provided by Sinopec Corp. for its controlled subsidiaries
Total amount of guarantee for the controlling subsidiaries during the reporting period	None
Total amount of guarantee for the controlling subsidiaries outstanding at the end of the reporting period	2,228

Total amount of guarantee by the Company (including those provided for the controlling subsidiaries)
Total amount of guarantee 3	12,052
Total amount of guarantee as a percentage of the Company’s net assets	3.6%

Amount of guarantee provided for shareholders, effective controllers and connected parties	None
Amount of debt guarantee provided directly or indirectly for the companies with liabilities to asset ratio of over 70%	82
Amount of guarantee in excess of 50% of the total net assets	None

Total amount of guarantee of the above three items 4	82

Note 1:As defined in the Listing Rules of the Shanghai Stock Exchange.

Note 2:Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlling subsidiary multiplied by Sinopec Corp.’s respective shareholding in the controlled subsidiary.

Note 3:Total amount of guarantee is the aggregate of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantees provided for controlling subsidiaries) and the amount of guarantees for controlling subsidiaries outstanding at the end of the reporting period.

Note 4:“Total amount of guarantee of the above three items” is the aggregate of “amount of guarantee provided for shareholders, effective controllers and connected parties”, “amount of debt guarantees provided directly or indirectly for companies with liabilities to asset ratio of over 70%” and “the amount of guarantees in excess of 50% of net assets”.

6.3	Non-operating funds provided between connected parties

□ applicable    √ inapplicable

6.4	Material litigation and arbitration

□ applicable    √ inapplicable

6.5	Explanations of other significant events, their impact and proposed solutions

√ applicable    □ inapplicable

6.5.1 The shares of other listed companies held by the Company and status of investments in shares and securities

√ applicable    □ inapplicable

					Book value	Book value
				Amount	at the end	at the beginning
			Number of	of initial	of reporting	of reporting	Accounting
Item	Stock Code	Abbreviation	shares held	investment	period	period	items

1	384(Hong Kong)	China Gas	210	HK$ 128	RMB 136	RMB 136	Long-term
		Holding	million	million	million	million	equity investment
Total			—	HK$ 128	RMB 136	RMB 136	—
				million	million	million

6.5.2 Stocks of unlisted finance enterprises and companies to be listed held by the Company

□ applicable    √ inapplicable

6.5.3 5% above shareholders additional commitments regarding the restricted A Shares

□ applicable    √ inapplicable

6.5.4 Significant Events

Sichuan-to-East China Gas Project

Sichuan-to-East China Gas Project is an important project in the State’s Eleventh Five-Year Plan. This project consists of two parts. One part is Puguang gas field exploration, development and gas treatment project, the other part is the pipeline project between Puguang gas field and Shanghai. It is expected that the major part of the project will be completed in 2009.

Qingdao refinery project

The Qingdao refinery, with 10 million tpa of refining capacity, commenced construction in June 2005, and was put into production on May 24, 2008.

Tianjin one million tpa ethylene project

Tianjin ethylene project includes 12.5 million tpa of refining technical innovation project, 1 million tpa ethylene project and downstream ancillary facilities. The total investment expects to be RMB 26.8 billion. The project construction started in June 2006. It is proceeding smoothly now and will be completed by the end of 2009.

Zhenhai one million tpa ethylene project

Zhenhai ethylene project with an investment of RMB 21.9 billion, which mainly consists of 1 million tpa ethylene and downstream supporting facilities and auxiliary utilities. The construction of the project commenced in November 2006 and is currently progressing smoothly. The project is expected to be completed in 2010.

6.5.5 Issuance of bonds with warrants in domestic market

Sinopec Corp. issued RMB 30 billion bonds with warrants on 20 February 2008. The Bonds with Warrants have a 6-year term and 0.8% per annum fixed coupon rate, and the 3.03 billion warrants were distributed with exercise ratio of 2 for 1 and a term of 2 years. The bonds and warrants were listed on Shanghai Stock Exchange on 4 March 2008. The proceeds from issuance will be used to fund the Sichuan-East China Gas Project, Tianjin 1 million tonnes per annum (tpa) ethylene project, Zhenhai 1 million tpa ethylene project and repayment of bank loans. The proceeds from the exercise of warrants, if exercised, will be used to fund Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Wuhan ethylene project, repayment of bank loans or replenishment of working capital of Sinopec Corp.

6.5.6 Subsidies

In recent years, the international crude oil prices rose sharply and the prices of domestic oil products are controlled tightly, which brought about the situation that oil products and crude oil prices had inverted. To ensure stable supply to the oil products market, the Company proactively adopted various measures to increase the supply of oil products in the market, which has achieved remarkable effect and has also led to the significant loss in the Company’s refining business. In March 2008, the Company received subsidies of RMB 12.3 billion, of which RMB 4.9 billion has been included in the income of 2007, and RMB 7.4 billion was included in the income of the first quarter of 2008.

From April 1, 2008, the government began to subsidise the Company for the losses suffered from processing of imported crude oil, and put into effect the VAT refund policy for the Company for imported refined oil products. In the second quarter, the Company recorded a total subsidy of RMB 22.93 billion, and RMB 3.07 billion of VAT refund for imported refined oil products.

6.5.7 Dividend distribution for the year ended 31 December 2007

As approved at the 2007 Annual General Meeting of Sinopec Corp., a final cash dividend of RMB 0.115 (inclusive of tax) per share for 2007 was distributed, which amounted to a total cash dividend of RMB 9.971 billion. On 30 June 2008, Sinopec Corp. distributed the final dividend for 2007 to shareholders whose names appeared on the register of members of Sinopec Corp. on 13 June 2008.

For the year of 2007, total cash dividend of RMB 0.165 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 14.306 billion.

6.5.8 Interim dividend distribution plan for the six-month period ended 30 June 2008

With the authorisation of 2007 Annual General Meeting, the interim dividend distribution plan for the six-month period ended 30 June 2008 was approved at the twenty third meeting of the Third Session of the Board of Directors. An interim cash dividend of RMB 0.03 (inclusive of tax) per share will be distributed based on the total number of shares of 86,702.439 million as at 30 June 2008. The total cash dividend amounts to RMB2.601 billion.

The interim dividend will be distributed on or before Monday, 29 September 2008 to the shareholders whose names appear on the register of members of Sinopec Corp. on Friday, 19 September 2008.

To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at the 46th floor., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, by no later than 4:00pm on Friday, 12 September 2008. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 15 September 2008, to Friday, 19 September 2008 (both dates inclusive).

Dividends will be denominated and declared in Renminbi. Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the average of the basic exchange rate of Hong Kong dollar to Renminbi published by the People’s Bank of China during the week prior to the date of declaration of dividends, being Friday, 22 August 2008.

§7	Financial Statements

The followings are the financial statements of China Petroleum & Chemical Corporation (“the Company”) and its subsidiaries (“the Group”) for the six months ended 30 June 2008, which are extracted from the audited interim financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises and International Financial Reporting Standards (“IFRS”) with 2007 comparatives.

7.1	Auditors’ opinion

Financial statements    □ Unaudited    √ Audited

Auditors’ opinion    √ Standard unqualified opinion    □ Not Standard opinion

To the Shareholders of
China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the “Company”), which comprise the consolidated balance sheet and balance sheet as at 30 June 2008, and the consolidated income statement and income statement, consolidated statement of changes in equity and statement of changes in equity, consolidated cash flow statement and cash flow statement for the six-month period ended 30 June 2008, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	OPINION

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the Company’s consolidated financial position and financial position as at 30 June 2008, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the six-month period ended 30 June 2008.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Zhang Jingjing
Zhang Yansheng

Beijing, The People’s Republic of China	22 August 2008

7.2	The Group’s and the Company’s financial statements with comparatives

7.2.1 Financial statements prepared under the PRC Accounting Standards for Business Enterprises

Balance Sheet

	At 30 June 2008		At 31 December 2007
	The Group	The Company	The Group	The Company
	RMB millions	RMB millions	RMB millions	RMB millions

Assets
Current assets
Cash at bank and in hand	9,774	3,974	8,364	3,105
Bills receivable	8,938	3,264	12,851	6,377
Trade accounts receivable	43,084	15,639	22,947	13,547
Other receivables	20,224	18,234	11,822	18,209
Advance payments	14,406	13,441	9,402	9,252
Inventories	163,488	113,537	116,049	65,901
Other current assets	127	80	100	23
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total current assets	260,041	168,169	181,535	116,414
	----------------	----------------	----------------	----------------

Non-current assets
Long-term equity investments	31,189	84,240	31,335	85,784
Fixed assets	365,785	291,729	361,148	290,082
Construction in progress	105,503	98,598	95,408	80,720
Intangible assets	16,730	11,371	15,232	10,322
Goodwill	15,707	—	15,690	—
Long-term deferred expenses	6,348	5,273	5,842	4,995
Deferred tax assets	18,037	16,205	10,192	9,418
Other non-current assets	1,216	90	2,190	735
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total non-current assets	560,515	507,506	537,037	482,056
	----------------	----------------	----------------	----------------
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total assets	820,556	675,675	718,572	598,470
	＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	67,229	20,001	36,954	21,952
Bills payable	17,563	9,615	12,162	8,613
Trade accounts payable	126,669	90,363	93,049	58,932
Receipts in advance	27,448	23,325	25,082	23,412
Staff costs payable	7,091	6,234	5,905	5,282
Taxes payable	9,324	9,870	17,562	15,383
Other payables	65,617	111,658	47,503	65,729
Short-term debentures payable	—	—	10,074	10,074
Current portion of non-current liabilities	18,785	18,033	13,466	12,813
	－－－－－	－－－－－	－－－－－	－－－－－

Total current liabilities	339,726	289,099	261,757	222,190
	----------------	----------------	----------------	----------------

Non-current liabilities
Long-term loans	75,920	55,554	77,708	67,055
Debentures payable	62,479	62,479	42,606	42,606
Provisions	8,168	7,714	7,613	7,002

Deferred tax liabilities	1,471	577	1,492	584
Other non-current liabilities	1,493	587	1,049	601

Total non-current liabilities	149,531	126,911	130,468	117,848
	----------------	----------------	----------------	----------------

Total liabilities	489,257	416,010	392,225	340,038
	----------------	----------------	----------------	----------------

Shareholders’ equity
Share capital	86,702	86,702	86,702	86,702
Capital reserve	43,545	43,427	38,391	38,175
Surplus reserves	65,392	65,392	64,797	64,797
Retained profits
(Including cash dividend declared
after the balance sheet date of
RMB 2,601 million
(2007: Proposed cash dividend
of RMB 9,971 million))	109,832	64,144	111,059	68,758
	－－－－－	－－－－－	－－－－－	－－－－－

Shareholders’ equity attributable
to equity shareholders of the Company	305,471	259,665	300,949	258,432
Minority interests	25,828	—	25,398	—
	－－－－－	－－－－－	－－－－－	－－－－－

Total shareholders’ equity	331,299	259,665	326,347	258,432
	----------------	----------------	----------------	----------------

Total liabilities and shareholders’ equity	820,556	675,675	718,572	598,470
	＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝

Income Statement

		Six-month periods ended 30 June 2008		Six-month periods ended 30 June 2007

		The Group	The Company	The Group	The Company
		RMB millions	RMB millions	RMB millions	RMB millions

Operating income		734,783	519,484	563,870	408,967
Less:	Cost of sales	679,678	471,044	461,426	330,838
	Sales taxes and surcharges	28,451	25,332	14,456	11,996
	Selling expenses	11,885	9,667	9,535	8,122
	Administrative expenses	18,721	15,384	17,139	13,478
	Financial expenses	3,658	3,735	2,760	2,256
	Exploration expenses,
	including dry holes	4,728	4,728	5,717	5,715
	Impairment losses	16,079	15,758	1,535	1,577
Add:	Fair value gain/(loss)	2,956	2,956	(897)	(897)
	Investment income	1,677	4,806	2,880	9,264
		－－－－－－	－－－－－－	－－－－－－	－－－－－－

Operating (loss) / profit		(23,784)	(18,402)	53,285	43,352
Add:	Non-operating income	33,765	22,669	169	111
Less:	Non-operating expenses	465	415	753	580
		＝＝＝＝＝＝	＝＝＝＝＝＝	＝＝＝＝＝＝	＝＝＝＝＝＝

Profit before taxation		9,516	3,852	52,701	42,883
Less:	Income tax expense	101	(2,100)	16,127	10,814
		－－－－－－	－－－－－－	－－－－－－	－－－－－－

Net profit		9,415	5,952	36,574	32,069
		＝＝＝＝＝＝	＝＝＝＝＝＝	＝＝＝＝＝＝	＝＝＝＝＝＝

Including:	Net profit made by acquiree
	before the consolidation	—	217
		＝＝＝＝＝＝	＝＝＝＝＝＝

Attributable to:
Equity shareholders of the Company		9,339	35,110
Minority interests		76	1,464
		＝＝＝＝＝＝	＝＝＝＝＝＝

Basic earnings per share		0.11	0.40
		＝＝＝＝＝＝	＝＝＝＝＝＝

Diluted earnings per share		0.08	0.40
		＝＝＝＝＝＝	＝＝＝＝＝＝

Cash Flow Statement

	Six-month periods ended 30 June 2008		Six-month periods ended 30 June 2007

	The Group	The Company	The Group	The Company
	RMB millions	RMB millions	RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods
and rendering of services	843,591	607,618	645,091	471,896
Rentals received	149	88	145	81
Grants received	28,308	20,384	—	—
Other cash received relating to
operating activities	2,399	29,785	1,675	4,915
	－－－－－	－－－－－－	－－－－－	－－－－－－

Sub-total of cash inflows	874,447	657,875	646,911	476,892
	----------------	----------------	----------------	----------------

Cash paid for goods and services	(788,688)	(550,198)	(512,024)	(369,376)
Cash paid for operating leases	(3,116)	(2,792)	(3,000)	(2,874)
Cash paid to and on behalf of employees	(11,694)	(8,604)	(9,579)	(7,498)
Value added tax paid	(19,548)	(16,484)	(22,101)	(16,977)
Income tax paid	(13,326)	(10,517)	(16,787)	(12,798)
Taxes paid other than value added
tax and income tax	(24,993)	(21,312)	(13,163)	(10,787)
Other cash paid relating to
operating activities	(7,096)	(7,851)	(5,557)	(3,507)
	－－－－－	－－－－－－	－－－－－	－－－－－－

Sub-total of cash outflows	(868,461)	(617,758)	(582,211)	(423,817)
	----------------	----------------	----------------	----------------
	－－－－－	－－－－－－	－－－－－	－－－－－－
Net cash flow from operating activities	5,986	40,117	64,700	53,075
	----------------	----------------	----------------	----------------

Cash flows from investing activities:
Cash received from sale of investments	1,049	771	758	173
Dividends received	1,192	7,021	1,668	8,744
Net cash received from sale of fixed
assets and intangible assets	109	103	158	66
Cash received on maturity of time
deposits with financial institutions	466	44	510	389
Other cash received relating
to investing activities	197	102	370	199
	－－－－－	－－－－－－	－－－－－	－－－－－－

Sub-total of cash inflows	3,013	8,041	3,464	9,571
	----------------	----------------	----------------	----------------

Cash paid for acquisition of fixed
assets and intangible assets	(44,880)	(41,469)	(40,756)	(31,506)

Cash paid for purchase of investments	(2,675)	(3,570)	(1,037)	(5,999)
Cash paid for purchase of time
deposits with financial institutions	(1,106)	(45)	(3,178)	(468)
Cash paid for acquisition
of subsidiaries, net	—	—	(7,116)	(3,500)
	－－－－－	－－－－－－	－－－－－	－－－－－－

Sub-total of cash outflows	(48,661)	(45,084)	(52,087)	(41,473)
	----------------	----------------	----------------	----------------
	－－－－－	－－－－－－	－－－－－	－－－－－－

Net cash flow from investing activities	(45,648)	(37,043)	(48,623)	(31,902)
	----------------	----------------	----------------	----------------
Cash flows from financing activities:
Cash received from contribution
from minority shareholders	1,065	—	194	—
Cash received from issuance
of convertible bonds,
net of issuance costs	29,850	29,850	11,368	11,368
Cash received from issuance
of corporate bonds	—	—	5,000	5,000
Cash received from borrowings	431,302	279,437	316,769	205,534
	－－－－－	－－－－－－	－－－－－	－－－－－－

Sub-total of cash inflows	462,217	309,287	333,331	221,902
	----------------	----------------	----------------	----------------

Cash repayments of corporate bonds	(10,000)	(10,000)	(10,000)	(10,000)
Cash repayments of borrowings	(396,247)	(287,551)	(323,035)	(218,890)
Cash paid for dividends, profits
distribution or interest expenses	(14,570)	(13,657)	(13,284)	(12,249)
Dividends paid to minority shareholders
by subsidiaries	(642)	—	(219)	—
Distributions to Sinopec Group Company	(285)	(285)	—	—
	－－－－－	－－－－－－	－－－－－	－－－－－－

Sub-total of cash outflows	(421,744)	(311,493)	(346,538)	(241,139)
	----------------	----------------	----------------	----------------
	－－－－－	－－－－－－	－－－－－	－－－－－－

Net cash flow from financing activities	40,473	(2,206)	(13,207)	(19,237)
	----------------	----------------	----------------	----------------

Effects of changes in foreign exchange rate	(41)	—	(7)	—
	----------------	----------------	----------------	----------------
	－－－－－	－－－－－－	－－－－－	－－－－－－

Net increase in cash and cash equivalents	770	868	2,863	1,936
	＝＝＝＝＝	＝＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝＝

Consolidated Statement of Changes In Equity

						Total
						shareholders’
						equity
						attributable
						to equity		Total
		Share	Capital	Surplus	Retained	shareholders of	Minority	shareholders’
		capital	reserve	reserves	profits	the Company	interests	equity
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2007		86,702	38,553	59,519	74,608	259,382	22,417	281,799
Changes in equity for the period
1.	Net profit	—	—	—	35,110	35,110	1,464	36,574
2.	Gain and loss recognised
	directly in equity
	– Unrealised gain for the
	change in fair value
	of available-for- sale
	financial assets,
	net of deferred tax	—	170	—	—	170	127	297
		－－－	－－－	－－－－	－－－	－－－－	－－－	－－－－

Sub-total of 1&2		—	170	—	35,110	35,280	1,591	36,871
3.	Appropriation:
	– Appropriation to
	surplus reserves	—	—	3,207	(3,207)	—	—	—
	– Dividend declared	—	—	—	(9,537)	(9,537)	—	(9,537)
4.	Distributions to minority
	interests net of contributions	—	—	—	—	—	(25)	(25)
		－－－	－－－	－－－－	－－－	－－－－	－－－	－－－－

Balance at 30 June 2007		86,702	38,723	62,726	96,974	285,125	23,983	309,108
		＝＝＝	＝＝＝	＝＝＝＝	＝＝＝	＝＝＝＝	＝＝＝	＝＝＝＝

Balance at 1 January 2008		86,702	38,391	64,797	111,059	300,949	25,398	326,347
Changes in equity for the period
1.	Net profit	—	—	—	9,339	9,339	76	9,415
2.	Gain and loss recognised
	directly in equity
	– Unrealised loss for the
	change in fair value
	of available-for- sale
	financial assets, net
	of deferred tax	—	(1,666)	—	—	(1,666)	(69)	(1,735)
	– Issuance of the Bonds
	with Warrants	—	6,879	—	—	6,879	—	6,879
		－－－	－－－	－－－－	－－－	－－－－	－－－	－－－－

Sub-total of 1&2		—	5,213	—	9,339	14,552	7	14,559

3.	Appropriation:
	– Appropriation to
	surplus reserves	—	—	595	(595)	—	—	—
	– Dividend declared	—	—	—	(9,971)	(9,971)	—	(9,971)
4.	Contributions from
	minority interests,
	net of distributions	—	—	—	—	—	423	423
5.	Distribution to Sinopec
	Group Company	—	(59)	—	—	(59)	—	(59)
		－－－	－－－	－－－－	－－－	－－－－	－－－	－－－－

Balance at 30 June 2008		86,702	43,545	65,392	109,832	305,471	25,828	331,299
		＝＝＝	＝＝＝	＝＝＝＝	＝＝＝	＝＝＝＝	＝＝＝	＝＝＝＝

Statement of Changes In Equity

						Total
		Share	Capital	Surplus	Retained	shareholders’
		capital	reserve	reserves	profits	equity
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2007		86,702	36,526	59,329	33,415	215,972
Changes in equity for the period
1.	Net profit (as previously
	reported)	—	—	—	24,476	24,476
2.	Investment income from
	subsidiaries	—	—	—	7,593	7,593
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Sub-total of 1&2 (as restated)		—	—	—	32,069	32,069

3.	Appropriation:
	– Appropriation to
	surplus reserves	—	—	3,207	(3,207)	—
	– Dividend declared	—	—	—	(9,537)	(9,537)
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Balance at 30 June 2007		86,702	36,526	62,536	52,740	238,504
		＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝

Balance at 1 January 2008		86,702	38,175	64,797	68,758	258,432
Changes in equity for the period
1.	Net profit	—	—	—	5,952	5,952
2.	Gain and loss recognised
	directly in equity
	– Unrealised loss for the
	change in fair value
	of available-for- sale
	financial assets, net
	of deferred tax	—	(1,568)	—	—	(1,568)
	– Issuance of the Bonds
	with Warrants	—	6,879	—	—	6,879
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Sub-total of 1&2		—	5,311	—	5,952	11,263

3.	Appropriation:
	– Appropriation to
	surplus reserves	—	—	595	(595)	—
	– Dividend declared	—	—	—	(9,971)	(9,971)
4.	Distribution to Sinopec
	Group Company	—	(59)	—	—	(59)
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Balance at 30 June 2008		86,702	43,427	65,392	64,144	259,665
		＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝	＝＝＝＝＝

7.2.2 Financial statements prepared under International Financial Reporting Standards

Consolidated income statement

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions

Turnover and other operating revenues
Turnover	722,429	551,361
Other operating revenues	12,354	12,509
	－－－－－－－	－－－－－－

	734,783	563,870
	-----------	-----------

Other income	33,402	—
	-----------	-----------

Operating expenses
Purchased crude oil, products and operating
supplies and expenses	(674,068)	(439,844)
Selling, general and administrative expenses	(18,221)	(17,637)
Depreciation, depletion and amortisation	(22,435)	(19,470)
Exploration expenses, including dry holes	(4,728)	(5,717)
Personnel expenses	(12,626)	(10,786)
Employee reduction expenses	(199)	(150)
Taxes other than income tax	(28,451)	(14,456)
Other operating expenses, net	(235)	(2,226)
	－－－－－－－	－－－－－－

Total operating expenses	(760,963)	(510,286)
	-----------	-----------

Operating profit	7,222	53,584
	-----------	-----------

Finance costs
Interest expense	(5,563)	(3,912)
Interest income	212	372
Unrealised gain/(loss) on embedded derivative
component of the Convertible Bonds	2,956	(897)
Foreign exchange loss	(367)	(66)
Foreign exchange gain	2,060	846
	－－－－－－－	－－－－－－

Net finance costs	(702)	(3,657)
	-----------	-----------

Investment income	319	666
	-----------	-----------
Share of profits less losses from associates
and jointly controlled entities	1,358	2,214
	-----------	-----------
	－－－－－－－	－－－－－－

Profit before taxation	8,197	52,807
Tax benefit/(expense)	136	(14,965)
	－－－－－－－	－－－－－－

Profit for the period	8,333	37,842
	＝＝＝＝＝＝＝	＝＝＝＝＝＝

Attributable to:
Equity shareholders of the Company	8,255	36,375
Minority interests	78	1,467
	－－－－－－－	－－－－－－

Profit for the period	8,333	37,842
	＝＝＝＝＝＝＝	＝＝＝＝＝＝

Dividends payable to equity shareholders
of the Company attributable to the period:
Interim dividend declared after the balance sheet date	2,601	4,335
	＝＝＝＝＝＝＝	＝＝＝＝＝＝

Earnings per share:
Basic earnings per share	0.10	0.42
	＝＝＝＝＝＝＝	＝＝＝＝＝＝

Diluted earnings per share	0.06	0.42
	＝＝＝＝＝＝＝	＝＝＝＝＝＝

Consolidated balance sheet

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions

Non-current assets
Property, plant and equipment	378,384	375,142
Construction in progress	105,503	95,408
Goodwill	15,507	15,490
Interest in associates	15,981	16,865
Interest in jointly controlled entities	13,520	12,723
Investments	2,064	3,194
Deferred tax assets	18,278	10,439
Lease prepayments	9,730	8,224
Long-term prepayments and other assets	10,792	10,124
	－－－－－－	－－－－－－

Total non-current assets	569,759	547,609
	-----------	-----------

Current assets
Cash and cash equivalents	8,466	7,696
Time deposits with financial institutions	1,308	668
Trade accounts receivable, net	43,084	22,947
Bills receivable	8,938	12,851
Inventories	163,474	116,032
Prepaid expenses and other current assets	43,440	24,922
	－－－－－－	－－－－－－

Total current assets	268,710	185,116
	-----------	-----------

Current liabilities
Short-term debts	64,758	44,654
Loans from Sinopec Group Company and
fellow subsidiaries	21,256	15,840
Trade accounts payable	126,669	93,049
Bills payable	17,563	12,162
Accrued expenses and other payables	113,093	89,171
Income tax payable	5,070	10,479
	－－－－－－	－－－－－－

Total current liabilities	348,409	265,355
	-----------	-----------
	－－－－－－	－－－－－－

Net current liabilities	(79,699)	(80,239)
	-----------	-----------
	－－－－－－	－－－－－－

Total assets less current liabilities	490,060	467,370
	-----------	-----------

Non-current liabilities
Long-term debts	101,529	83,134
Loans from Sinopec Group Company
and fellow subsidiaries	36,870	37,180
Deferred tax liabilities	5,372	5,636
Other liabilities	9,661	8,662
	－－－－－－	－－－－－－

Total non-current liabilities	153,432	134,612
	-----------	-----------
	－－－－－－	－－－－－－

	336,628	332,758
	＝＝＝＝＝＝	＝＝＝＝＝＝

Equity
Share capital	86,702	86,702
Reserves	224,169	220,731

Total equity attributable to equity shareholders
of the Company	310,871	307,433
Minority interests	25,757	25,325
	－－－－－－	－－－－－－

Total equity	336,628	332,758
	＝＝＝＝＝＝	＝＝＝＝＝＝

Consolidated Statement of Changes in Equity
(Amounts in millions)
									Total equity
									attributable
									to equity
					Statutory	Discretionary			shareholders
	Share	Capital	Share	Revaluation	surplus	surplus	Other	Retained	of the	Minority	Total
	capital	reserve	premium	reserve	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2007	86,702	(21,590)	18,072	24,752	32,094	27,000	1,758	95,546	264,334	22,323	286,657
Net income recognised
directly in equity:
Unrealised gain for the
change in fair value of
available-for-sale
financial assets,
net of deferred tax	—	—	—	—	—	—	170	—	170	127	297
Effect of change in tax rate	—	—	—	—	—	—	(54)	—	(54)	17	(37)
Profit for the period	—	—	—	—	—	—	—	36,375	36,375	1,467	37,842
	－－	－－	－－	－－	－－	－－－	－－	－－	－－	－－	－

Total recognised income
for the period	—	—	—	—	—	—	116	36,375	36,491	1,611	38,102
Final dividend for 2006	—	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Adjustment to statutory
surplus reserve	—	—	—	—	235	—	—	(235)	—	—	—
Appropriation	—	—	—	—	3,207	—	—	(3,207)	—	—	—
Revaluation surplus realised	—	—	—	(150)	—	—	—	150	—	—	—
Realisation of deferred tax
on lease prepayments	—	—	—	—	—	—	(4)	4	—	—	—
Transfer from retained
earnings to other reserves	—	—	—	—	—	—	185	(185)	—	—	—
Distributions to minority
interests net of
contributions	—	—	—	—	—	—	—	—	—	(25)	(25)
	－－	－－	－－	－－	－－	－－－	－－	－－	－－	－－	－

Balance at 30 June 2007	86,702	(21,590)	18,072	24,602	35,536	27,000	2,055	118,911	291,288	23,909	315,197
	＝＝	＝＝	＝＝	＝＝	＝＝	＝＝＝	＝＝	＝＝	＝＝	＝＝	＝

Balance at 1 January 2008	86,702	(22,652)	18,072	24,114	37,797	27,000	3,100	133,300	307,433	25,325	332,758
Net income/(loss) recognised
directly in equity:
Unrealised loss for the
change in fair value of
available-for-sale
financial assets,
net of deferred tax	—	—	—	—	—	—	(1,666)	—	(1,666)	(69)	(1,735)
Profit for the period	—	—	—	—	—	—	—	8,255	8,255	78	8,333
	－－	－－	－－	－－	－－	－－－	－－	－－	－－	－－	－

Total recognised income and
expenses for the period	—	—	—	—	—	—	(1,666)	8,255	6,589	9	6,598
Issuance of the Bonds
with Warrants	—	6,879	—	—	—	—	—	—	6,879	—	6,879
Final dividend for 2007	—	—	—	—	—	—	—	(9,971)	(9,971)	—	(9,971)
Appropriation	—	—	—	—	595	—	—	(595)	—	—	—
Revaluation surplus realised	—	—	—	(122)	—	—	—	122	—	—	—
Realisation of deferred tax
on lease prepayments	—	—	—	—	—	—	(4)	4	—	—	—
Distribution to Sinopec
Group Company	—	(59)	—	—	—	—	—	—	(59)	—	(59)
Contributions from minority
interests net of
distributions	—	—	—	—	—	—	—	—	—	423	423

Balance at 30 June 2008	86,702	(15,832)	18,072	23,992	38,392	27,000	1,430	131,115	310,871	25,757	336,628
	＝＝	＝＝	＝＝	＝＝	＝＝	＝＝＝	＝＝	＝＝	＝＝	＝＝	＝

Consolidated Cash Flow Statement
(Amounts in millions)

	Six-month periods ended 30 June

	2008	2007
	RMB	RMB

Net cash generated from operating activities	2,640	62,295
	-----------	-----------

Investing activities
Capital expenditure	(41,837)	(35,707)
Exploratory wells expenditure	(2,907)	(4,320)
Purchase of investments, investments in associates
and subsidiaries, net of cash acquired	(2,675)	(4,653)
Proceeds from disposal of investments
and investments in associates	1,049	758
Proceeds from disposal of property,
plant and equipment	109	125
Purchase of time deposits with financial institutions	(1,106)	(3,178)
Proceeds from maturity of time deposits
with financial institutions	466	510
	－－－－－－	－－－－

Net cash used in investing activities	(46,901)	(46,465)
	-----------	-----------

Financing activities
Proceeds of issuance of convertible bonds,
net of issuance costs	29,850	11,368
Proceeds of issuance of corporate bonds	—	5,000
Proceeds from bank and other loans	431,302	316,769
Repayments of corporate bonds	(10,000)	(10,000)
Repayments of bank and other loans	(396,247)	(323,035)
Distributions to minority interests	(642)	(219)
Contributions from minority interests	1,065	194
Dividend paid	(9,971)	(9,537)
Distributions to Sinopec Group Company	(285)	(3,500)
	－－－－－－	－－－－

Net cash generated from/(used in) financing activities	45,072	(12,960)
	-----------	-----------
	－－－－－－	－－－－

Net increase in cash and cash equivalents	811	2,870
Cash and cash equivalents at 1 January	7,696	7,063
Effect of foreign exchange rate changes	(41)	(7)
	－－－－－－	－－－－－

Cash and cash equivalents at 30 June	8,466	9,926
	＝＝＝＝＝＝	＝＝＝＝＝

7.3	In the reporting period, there was no change to the accounting policies, accounting estimate or audit methods.

7.4	In the reporting period, there was no adjustment to accounting errors.

7.5	In the reporting period, there was no significant change to the scope of consolidation of the financial statements.

§8	Repurchase, Sales and Redemption of shares

Apart from the disclosures above, Sinopec Corp. or any of its subsidiaries have not repurchased, sold or redeemed any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

§9	Application of the Model Code

In this reporting period, no director has infringed the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Hong Kong Listing Rules.

§10	Corporate Governance Practices

Sinopec Corp. has complied with the code provisions of the Code on Corporate Governance Practice contained in Appendix 14 to the Hong Kong Listing Rules.

§11	Review of Financial Results

The financial results for the six months ended 30 June 2008 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

§12
The interim report containing all the information required by paragraphs 46(1) to (9) of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

By Order of the Board
Su Shulin
Chairman

Beijing, the PRC, 22 August 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

Document 3

CONTENTS

2	Company Profile
3	Principal Financial Data and
Indicators
5	Changes in Share Capital and
Shareholdings of Principal
Shareholders
7	Business Review and Prospects
12	Management’s Discussion and
Analysis
25	Significant Events
31	Directors, Supervisors and
Senior Management
32	Financial Statements
131	Documents for Inspection
132	Confirmation from the
Directors and Senior Management

This interim report contains Òforward-looking statementsÓ. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 22 August 2008 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

IMPORTANT NOTICE: THE BOARD OF DIRECTORS AND THE SUPERVISORY BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION (ÒSINOPEC CORP.Ó) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO MATERIAL OMISSIONS, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS INTERIM REPORT AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDER OF THE COMPANY. MR. SHI WANPENG, MR. LI DESHUI, MR. YAO ZHONGMIN AND MR. FAN YIFEI, DIRECTORS OF SINOPEC CORP., DID NOT ATTEND THE TWENTY THIRD MEETING OF THE THIRD SESSION OF THE BOARD FOR REASONS OF OFFICIAL DUTIES. MR. SHI WANPENG AND LI DESHUI, DIRECTORS OF SINOPEC CORP., AUTHORISED MR. LIU ZHONGLI AND MR. YAO ZHONGMIN AND MR. FAN YIFEI, DIRECTORS OF SINOPEC CORP., AUTHORISED MR. WANG TIANPU TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. SU SHULIN, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, DIRECTOR AND PRESIDENT, MR. DAI HOULIANG , DIRECTOR, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER AND MR. LIU YUN, HEAD OF THE ACCOUNTING DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2008 OF SINOPEC CORP. AND ITS SUBSIDIARIES (ÒTHE COMPANYÓ) PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (ÒASBEÓ), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ) HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG, RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE
Sinopec Corp. is the first company in China listed on the stock exchanges in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of the Company include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil, producing petroleum products and trading, transporting, distributing and marketing petroleum products; producing, distributing and trading petrochemical products. Sinopec Corp.’s basic information is as follows:

LEGAL NAME
中国石油化工股份有限公司

CHINESE ABBREVIATION
中國石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Su Shulin

AUTHORISED REPRESENTATIVES
Mr. Wang Tianpu, Mr. Chen Ge

SECRETARY TO THE BOARD OF DIRECTORS
Mr. Chen Ge

REPRESENTATIVE ON SECURITIES
MATTERS
Mr. Huang Wensheng

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS

6A Huixindong Street
Chaoyang District
Beijing, PRC
Postcode: 100029
Tel: 86-10-64990060
Fax: 86-10-64990022
Website: http://www.sinopec.com
Email: ir@sinopec.com
          media@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower, Convention Plaza
1 Harbour Road, Wanchai, Hong Kong

NEWSPAPERS FOR INFORMATION
DISCLOSURE
Mainland China:
China Securities Journal
Shanghai Securities News
Securities Times

Hong Kong:
China Daily (English)
Wen Wei Po

INTERNET WEBSITE PUBLISHING INTERIM REPORT
DESIGNATED BY THE CHINA SECURITIES
REGULATORY COMMISSION
http://www.sse.com.cn

PLACES WHERE THE INTERIM REPORT IS AVAILABLE FOR INSPECTION

China: Board Secretariat
China Petroleum & Chemical
Corporation
6A Huixindong Street,
Chaoyang District, Beijing, PRC

USA:   Citibank, N.A.
388 Greenwich Street, 14th floor
New York, NY 10013 USA

UK:     Citibank N. A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB UK

PLACES OF LISTING OF SHARES, STOCK NAMES
AND STOCK CODES

A Share:            Shanghai Stock Exchange
Stock name: SINOPEC CORP
Stock code: 600028

H Share:           Hong Kong Stock Exchange
Stock name: SINOPEC CORP
Stock code: 386

ADR:                 New York Stock Exchange
Stock name: SINOPEC CORP
Stock code: SNP

London Stock Exchange
Stock name: SINOPEC CORP
Stock code: SNP

PRINCIPAL FINANCIAL DATA AND INDICATORS
1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (ÒASBEÓ)

	At 30 June	At 31 December	Changes from the
	2008	2007	end of last year
Items	RMB millions	RMB millions	(%)
Total assets	820,556	718,572	14.2
Shareholders’ equity attributable to equity shareholders of the Company	305,471	300,949	1.5
Net assets per share (RMB) (Fully diluted)	3.523	3.471	1.5
Adjusted net assets per share (RMB)	3.437	3.391	1.4

			Changes over the
	Six-month periods ended 30 June		same period of
	2008	2007	the preceding year
Items	RMB millions	RMB millions	(%)
Operating (loss) / profit	(23,784)	53,285	(144.6)
Profit before taxation	9,516	52,701	(81.9)
Net profit attributable to equity shareholders of the Company	9,339	35,110	(73.4)
Net (loss) / profit before extraordinary gain and loss	(17,445)	34,924	(150.0)
Return on net assets (%)	3.06	12.31	(9.25) percentage points
Basic earnings per share (RMB)	0.108	0.405	(73.4)
Basic (loss) / earnings per share before extraordinary gain and loss (RMB)	(0.201)	0.403	(150.0)
Diluted earnings per share (RMB)	0.076	0.405	(81.0)
Net cash flow from operating activities	5,986	64,700	(90.7)
Net cash flow from operating activities per share (RMB)	0.069	0.746	(90.7)

Extraordinary items and corresponding amounts:

Six-month period ended 30 June 2008
(Income)/expense
Items	RMB millions

Loss on disposal of fixed assets	23
Employee reduction expenses	199
Donations	77
Gain on disposal of investments	(198)
Other non-operating income and expenses	2
Written back of provisions for impairment losses made in previous years	(159)
Grants	(33,402)
Subtotal	(33,458)
Tax effect	5,572
Total	(27,886)
Attributable to: Equity shareholders of the Company	(26,784)
Minority interests	(1,102)

2    FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ)

			Changes over
			the same
	Six-month periods ended 30 June		period of the
	2008	2007	preceding year
Items	RMB millions	RMB millions	(%)

Operating profit	7,222	53,584	(86.5)
Profit attributable to equity shareholders of the Company	8,255	36,375	(77.3)
Return on capital employed (%) Note	1.33	8.21	(6.88) percentage points

Basic earnings per share (RMB)	0.095	0.420	(77.3)
Diluted earnings per share (RMB)	0.064	0.420	(84.8)
Net cash flow generated from operating activities	2,640	62,295	(95.8)
Net cash flow generated from operating activities per share (RMB)	0.030	0.718	(95.8)

Note:	Return on capital employed = operating profit x (1 - income tax rate)/capital employed

			Changes from
	At 30 June	At 31 December	the end of
	2008	2007	last year
Items	RMB millions	RMB millions	(%)

Total assets	838,469	732,725	14.4
Total equity attributable to equity shareholders of the Company	310,871	307,433	1.1
Net assets per share (RMB)	3.586	3.546	1.1
Adjusted net assets per share (RMB)	3.499	3.466	1.0

3	MAJOR DIFFERENCES BETWEEN AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS

(1)	Analysis of effects of major differences between the net profit under ASBE and the profit for the period under IFRS

	Six-month periods ended 30 June
	2008	2007
Items	RMB millions	RMB millions

Net profit under ASBE	9,415	36,574
Adjustments:
Oil and gas properties	(1,334)	91
Reduced amortisation on revaluation of land use rights	15	15
Effects of the above adjustments on taxation	237	1,162
Profit for the period under IFRS	8,333	37,842

(2)	Analysis of effects of major differences between the shareholders’ equity under ASBE and total equity under IFRS

	At 30 June	At 31 December
	2008	2007
Items	RMB millions	RMB millions

Shareholders’ equity under ASBE	331,299	326,347
Adjustments:
Oil and gas properties	10,005	11,339
Revaluation of land use rights	(1,027)	(1,042)
Effects of the above adjustments on taxation	(3,649)	(3,886)
Total equity under IFRS	336,628	332,758

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS
1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
There were no changes in the total number of shares or equity structure of Sinopec Corp. during the reporting period.

2	SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

As at 30 June 2008, there were a total of 1,290,016 shareholders of Sinopec Corp., of which 1,283,242 were holders of A Shares and 6,774 were holders of H Shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Listing Rules of the Hong Kong Stock Exchange.

(1) Top ten shareholders
Unit: 1,000 Shares

		As a percentage	Number of
		of total	shares held	Number of
		shares	at the end	shares	Number of
	Nature of	at the end of	of reporting	with selling	pledges or
Name of Shareholders	shareholders	reporting period	period	restrictions	lock-ups
		(%)

China Petrochemical Corporation	State-owned shares	75.84	65,758,044	61,422,922	0
HKSCC (Nominees) Limited	H shares	19.26	16,700,144	0	N/A
Guotai Junan Securities Co., Ltd	A Shares	0.44	377,906	0	38,230
E Fund 50 Stock Index
Investment Fund	A Shares	0.12	104,190	0	0
Bosera Thematic Sector
Stock Investment Fund	A Shares	0.11	95,519	0	0
Huabao Xingye Selected Sector
Stock Investment Fund	A Shares	0.06	53,998	0	0
Shanghai Stock Exchange 50 Tradable
Open-ended Securities Index
Investment Fund	A Shares	0.05	46,797	0	0
Tongde Securities Investment Fund	A Shares	0.05	45,606	0	0
National Social Security Fund
106 Portfolio	A Shares	0.05	40,000	0	0
Shanghai Stock Exchange Dividend
Tradable Open-ended Securities
Index Investment Fund	A Shares	0.04	34,890	0	0

(2) Top ten shareholders of shares without selling restrictions
Unit: 1,000 shares

	Number of	Type of
Name of Shareholders	shares held	shares

HKSCC (Nominees) Limited	16,700,144	H shares
China Petrochemical Corporation	4,335,122	A Shares
Guotai Junan Securities Co., Ltd.	377,906	A Shares
E Fund 50 Stock Index Investment Fund	104,190	A Shares
Bosera Thematic Sector Stock Investment Fund	95,519	A Shares
Huabao Xingye Selected Sector Stock Investment Fund	53,998	A Shares
Shanghai Stock Exchange 50 Tradable Open-ended Securities
Index Investment Fund	46,797	A Shares
Tongde Securities Investment Fund	45,606	A Shares
National Social Security Fund 106 Portfolio	40,000	A Shares
Shanghai Stock Exchange Dividend Tradable Open-ended Securities
Index Investment Fund	34,890	A Shares

Statement on the connected relationship or activity in concert among the aforementioned shareholders:

We are not aware of any connection or activities in concert among the top ten shareholders of floating stock.

(3)Number of shares held by top ten holders of shares with selling restrictions and selling conditions
Unit: 1,000 shares

		Number of shares	Date when the	Number of additional
No.	Shareholders	with selling	shares could be traded	shares could be traded	Selling
	with selling restrictions	restrictions	through listing	through listing	restrictions

1	China Petrochemical Corporation	61,422,922	10 October, 2008	4,335,122	2 years
		57,087,800	12 October, 2009	57,087,800	3 years

(4)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2008

			Approximate
			percentage of
		Number of shares	Sinopec Corp.’s
	Capacity of	interests held or	interests
Name of shareholders	interests held	regarded as held	(H Share) (%)

JPMorgan	Beneficial owner	357,648,198(L)	2.13
		203,962,143(S)	1.22
	Investment manager	763,608,467(L)	4.55
	Custodian corporation/	616,126,287(L)	3.67
	approved lending agent
AllianceBernstein L.P.	Investment manager	1,341,000,879(L)	7.99
	Interests of corporation controlled
	by the substantial shareholder	169,354,820(L)	1.01
UBS AG	Beneficial owner	868,929,878(L)	5.18
		469,446,719(S)	2.80
	Person having security interests in shares	94,363,975(L)	0.56
		90,135,314(S)	0.54
	Interests of corporation controlled
	by the substantial shareholder	251,308,679(L)	1.50
		60,369,000(S)	0.36
Templeton Asset Management Limited	Investment manager	1,155,786,105(L)	6.89

Note:	(L): Long position, (S): Short position

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLER
There was no change in the controlling shareholders or the effective controller during the reporting period.

BUSINESS REVIEW AND PROSPECTS
BUSINESS REVIEW
In the first half of 2008, the Chinese economy continued to grow steadily and rapidly, with a GDP growth rate of 10.4%. Apparent domestic consumption of oil products (inclusive of gasoline, diesel and kerosene) and ethylene equivalent consumption increased by 13.9% and 2.5% respectively over the same period last year.

In the first half of 2008, confronted with complicated and severe business conditions featured by soaring crude oil prices and tight control on price of oil products in domestic market, the Company managed to increase oil and gas production, speed up structure adjustment, and took a variety of measures to increase the supply of oil products and made efforts to guarantee the domestic market supply of oil products through optimised production and operation activities, improved management, increased profitability through taping potentials, conserving energy and reducing emissions, and realised steady growth in oil and gas production, refinery throughput, sales volume of oil products and the production of major chemical products.

1	PRODUCTION AND OPERATIONS

(1)	Exploration and Production Segment
In the first half of 2008, the international crude oil prices soared, and the average price of Platt’s Brent spot price was US$ 109.14/barrel, increased by 72.53% over the same period last year.

In exploration, the Company made new progress in petroleum exploration in Tahe oil field, in natural gas exploration in the surrounding areas of Puguang gas field in northeastern Sichuan, western Sichuan and the southern area in Songlao basin, and in the exploration of concealed oil and natural gas reserves in the matured fields in the east of China.

With respect to development, through such measures as strengthening the comprehensive adjustments in the matured fields, optimising the construction process of production capacity in the new blocks and enhancing the development of low-grade reserves and speeding up the pace of increasing recovery rate, the Company has yielded marked achievements in increasing both oil and gas reserves and production. Moreover, the construction of Sichuan-East China Gas project has been progressing smoothly. In the first half of this year, the Company produced 147.38 million barrels of crude oil, increased by 2.4%, and produced 144.2 billion cubic feet of natural gas, increased by 3.3% over the same period last year.

Summary of Operations of Exploration and Production Segment

	Six-month periods
	ended 30 June		Changes
	2008	2007	(%)

Crude oil production (mmbbls)	147.38	143.88	2.4
Natural gas production (bcf)	144.2	139.6	3.3
Newly added proved reserve of crude oil (mmbbls)	158.74	147.88	7.3
Newly added proved reserve of natural gas (bcf)	186.9	158.6	17.8

	At 30 June	At 31 December	Changes
	2008	2007	(%)

Proved reserve of crude oil (mmbbls)	3,035	3,024	0.4
Proved reserve of natural gas (bcf)	6,373.6	6,330.8	0.7

Note:	Crude oil production is converted at 1 tonne = 7.1 barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet.

(2)	Refining Segment

In the first half of 2008, in order to meet market demand, the Company made efforts to keep refinery facilities running safely and at full capacity and increased the output of oil products. It also optimised crude oil resources and tried to reduce the purchasing cost of crude oil, reinforced structural adjustment of products mix and increased the production of high value-added products such as high-grade gasoline, vigorously promoted the sales of petroleum products other than gasoline, diesel or kerosene, produced clean oil products meeting national IV standard. Being a cooperation partner of 2008 Beijing Olympic Games, the Company provides oil products in major hosting cities. In the first half of 2008, the refinery throughput increased by 6.7% over the same period last year, and the output of oil products increased by 10.1%, among which, gasoline had a 7.7% increase and diesel with an increase of 13.0% over the same period last year.

Summary of Operations of Refining Segment

		Six-month periods
		ended 30 June		Changes
		2008	2007	(%)

Refinery throughput (million tonnes)*		84.25	78.94	6.7
Gasoline, diesel and kerosene production (million tonnes)		51.52	46.80	10.1
Of which:	Gasoline (million tonnes)	13.78	12.79	7.7
	Diesel (million tonnes)	33.80	29.91	13.0
	Kerosene, including jet fuel (million tonnes)	3.94	4.10	(3.9)
Light chemical feedstock (million tonnes)		12.07	12.26	(1.5)
Light products yield (%)		74.68	73.93	0.75 percentage
				point
Refinery yield (%)		93.87	93.73	0.14 percentage
				point

*	Refinery throughput is converted at 1 tonne = 7.35 barrels.

(3)	Marketing and Distribution

In the first half of 2008, the Company constantly optimise its sales networks, intensified awareness of service and improved service quality, collected resources through various channels and timely arranged the imports of oil products, optimised the allocation and transport of oil products, reduced transportation cost and managed to guarantee sufficient supply of oil products in the domestic market and actively promoted sales of oil products with high octane number. The total sales volume of refined oil products reached 63 million tonnes, increased by 8.8% compared with that of the same period last year, among which retail had a 19.2% increase than that of the same period last year. In its coping with the rare snow storm in South China as well as the earthquake in Wenchuan, the Company promptly initiated its contingency plan, made all-out efforts to guarantee the supply of refined oil products, and adopted such means as movable gas-filling and manual delivery of oil products, thus ensuring the supply of refined oil products in the disaster-stricken areas.

Summary of Operations of Marketing and Distribution Segment

		Six-month periods
		ended 30 June		Changes
		2008	2007	(%)

Total domestic sales volume of refined oil products (million tonnes)		63.02	57.92	8.8
Of which:	Retail volume (million tonnes)	42.91	36.01	19.2
	Direct sales volume (million tonnes)	10.37	10.15	2.2
	Wholesale volume (million tonnes)	9.73	11.77	(17.3)
Total number of service stations		29,188	28,898	1.0
Of which:	Number of company-operated service stations	28,551	28,153	1.4
	Number of franchised service stations	637	745	(14.5)
Average annual throughput per station (tonne)		3,006	2,558	17.5

(4)	Chemicals

In the first half of 2008, the Company took the advantage of concentrated sales and made great efforts to expand the chemical market, coped with the market changes in a flexible way and organised the production and sales of products with market appeals, endeavored to increase profits, improved management, consolidated the raw material optimisation and product structure optimisation, vigorously promoted new technologies and tried hard to increase the output of high added-value products. Ethylene production reached 3.307 million tonnes, a 1.0% increase on a year-on-year basis, and the production of synthetic resin reached 4.923 million tonnes, an increase of 3.1% over the same period last year. Synthetic rubber production reached 0.46 million tonnes, increased by 27.8% over the same period last year

	Summary of Production of Major Chemical Products
			Unit: 1000 tonnes

	Six-month periods
	ended 30 June		Changes
	2008	2007	(%)

Ethylene	3,307	3,273	1.0
Synthetic resin	4,923	4,774	3.1
Synthetic fiber monomer and polymer	3,768	3,938	(4.3)
Synthetic fiber	681	721	(5.5)
Synthetic rubber	460	360	27.8
Urea	685	813	(15.7)

Note:	100% production of two ethylene joint ventures, namely BASF-YPC and SHANGHAI SECCO was included.

2	COST SAVING

In the first half of 2008, the Company took various measures to reduce costs, including: fully leveraging the modern logistics system to optimise resources allocation and reduce transportation costs, tapping the potentials of refining capacities for lower quality crude, reducing purchasing costs of crude oil, optimising operation of facilities and reducing energy and material consumption. In the first half of 2008, the Company effectively saved RMB 1.703 billion in cost. Of the total cost saved, the exploration and production segment, the refining segment, the marketing and distribution segment and the chemicals segment achieved cost saving of RMB 577 million, RMB 341 million, RMB 315 million and RMB 470 million respectively.

3	ENERGY SAVING AND EMISSION REDUCTION

In the first half of 2008, the Company made remarkable achievements in energy saving and emission reduction. We established SINOPEC Energy-saving Monitoring Center and Energy-saving Technical Service Center, introduced reporting system on energy-saving activities, initiated benchmarking activities for assessing energy efficiencies within the industry, continued to conduct the publicising and education work of energy-saving and emission reduction, vigorously promoted such advanced energy-saving technologies as pulsed electric desalting, and aromatics extraction of pygas. In the first half of this year, our energy intensity, industrial water consumption and COD in discharged waste water dropped by 6.6%, 11.8% and 15.0% respectively over the same period last year.

4	CAPITAL EXPENDITURE

In the first half of 2008, the Company’s total capital expenditure was RMB 36.536 billion. Among which, capital expenditure for exploration and development was RMB 20.981 billion. The newly-built production capacity of crude oil and natural gas was 2.79 million tonnes per year and 480 million cubic-meters per year respectively. The capital expenditure for refining segment was RMB 3.849 billion, green-field and expansion refinery projects in Qingdao, Gaoqiao, Wuhan and Luoyang have been put into production. Caofeidian crude oil jetty project has realised mechanical completion. The capital expenditure in chemicals segment was RMB 5.907 billion. Yangzi Petrochemicals Butadiene project with a capacity of 100,000 tonnes per year was put into operation, and Tianjin, Zhenhai ethylene and Jinling PX project are underway as scheduled. The capital expenditure in marketing and distribution segment was RMB 4.548 billion. The sales network of oil products was furthered optimised and 195 service stations were newly built. The capital expenditure for corporate and others amounted to RMB 1.251 billion.

BUSINESS PROSPECTS

Looking into the second half of 2008, the Company believes China’s economy is expected to maintain growth momentum. It is expected that in the second half of this year the international prices of crude oil will remain high, the domestic refining business will still be under pressure and the demand growth for chemical products may slow down.

In the second half of this year, the Company shall continue to take flexible operational strategies, intensify management and make optimal arrangement for various production and operation activities.

In exploration and development segment, the Company will speed up the exploration in such key regions as Tahe and northeastern Sichuan, actively tap the potentials of the existing oil fields, and further improve recovery rate. In the second half of 2008, the Company plans to produce 21.24 million tonnes of crude oil and 4.2 billion cubic meters of natural gas.

In refining segment, the Company shall continue to operate at its full capacity on the basis of ensuring safe and stable production to ensure market supplies, optimise the purchase and allocation of crude oil resources, make efforts to reduce the costs of crude oil, further adjust product structure and increase the output of high value-added products. In the second half of 2008, the Company plans to refine 89.75 million tonnes of crude oil.

In marketing and distribution segment, the Company will continue to meticulously organise the allocation and transport of refined oil products, make efforts to guarantee the market supplies of refined oils products and ensure the oil supplies for the Olympic games and the reconstruction of disaster-stricken areas and key industries. Meanwhile, the Company shall intensify the arrangement of resources, optimise the flow and storage and transportation of resources and improve profitability from the sales. In the second half of 2008, the Company plans to a total domestic sales volume of oil products at 64 million tonnes.

In chemicals segment, the Company shall optimise raw materials, product structure and unit operation, intensify the implementation of energy-saving and material consumption, consolidate the linkage of production, sales and research, promote developments of new products, and increase the production of high value-added products. In the second half of 2008, the Company plans to produce 3.26 million tonnes of ethylene.

In the second half of 2008, we shall continue to optimise our production and operation activities, improve management, increase profit through taping potentials, reducing energy consumption and reducing emissions, and strive to fulfill the production and business goals of the whole year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS.

1	CONSOLIDATED RESULTS OF OPERATIONS

In the first half of 2008, the Company’s turnover, other operating revenues and other income were RMB 768.2 billion, and the operating profit was RMB 7.2 billion, representing an increase of 36.2%, and a decrease of 86.5% respectively over the same period of 2007. This was mainly because of the sharp increase in crude oil prices which resulted in significant losses in the Company’s refining business.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

	Six-month periods ended 30 June
	2008	2007	Change
	RMB millions	RMB millions	(%)

Turnover, other operating revenues and other income	768,185	563,870	36.2
Of which: Turnover	722,429	551,361	31.0
Other operating revenues	12,354	12,509	(1.2)
Other income	33,402	—	N/A
Operating expenses	(760,963)	(510,286)	49.1
Of which: Purchased crude oil, products, and operating supplies and expenses	(674,068)	(439,844)	53.3
Selling, general and administrative expenses	(18,221)	(17,637)	3.3
Depreciation, depletion and amortization	(22,435)	(19,470)	15.2
Exploration expenses, including dry holes	(4,728)	(5,717)	(17.3)
Personnel expenses	(12,626)	(10,786)	17.1
Employee reduction expenses	(199)	(150)	32.7
Taxes other than income tax	(28,451)	(14,456)	96.8
Other operating expenses, net	(235)	(2,226)	(89.4)
Operating profit	7,222	53,584	(86.5)
Net finance costs	(702)	(3,657)	(80.8)
Investment income and share of profits less losses from associates and
jointly controlled entities	1,677	2,880	(41.8)
Profit before taxation	8,197	52,807	(84.5)
Tax benefit/(expense)	136	(14,965)	(100.9)
Profit for the period	8,333	37,842	(78.0)
Attributable to:
Equity shareholders of the Company	8,255	36,375	(77.3)
Minority interests	78	1,467	(94.7)

(1)	Turnover, other operating revenues and other income

In the first half of 2008, the Company’s turnover, other operating revenues and other income were RMB 768.2 billion, of which turnover was RMB 722.4 billion, representing an increase of 31.0% over the first half of 2007. This was mainly due to the increase in prices of crude oil, refined oil and chemical products and the Company’s efforts in expanding the sales volume of petroleum and petrochemical products and optimized the sales and marketing structure. In the first half of 2008, the Company’s other operating revenues were RMB 12.4 billion, representing a decrease of 1.2% over the first half of 2007. In the first half of 2008, the Company recognised a subsidy of RMB 33.4 billion.

The following table sets forth the Company’s external sales volume, average realised price and the respective changes of the Company’s major products between the first half of 2008 and the first half of 2007:

				Average realised price
	Sales Volume			(RMB/tonne, RMB/
	(thousand tonnes)			thousand cubic meters)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2008	2007	(%)	2008	2007	(%)

Crude oil	2,344	2,034	15.2	4,275	2,807	52.3
Natural gas (million cubic meters)	3,034	2,863	6.0	886	794	11.6
Gasoline	19,019	17,103	11.2	5,976	5,282	13.1
Diesel	41,420	37,222	11.3	5,350	4,595	16.4
Kerosene, including jet fuel	4,383	3,467	26.4	5,719	4,663	22.6
Basic chemical feedstock	4,956	5,082	(2.5)	6,817	6,081	12.1
Synthetic fiber monomer
and polymer	1,856	1,990	(6.7)	9,324	8,837	5.5
Synthetic resin	3,895	3,858	1.0	11,210	10,026	11.8
Synthetic fiber	710	768	(7.6)	11,268	11,562	(2.5)
Synthetic rubber	535	431	24.1	17,703	13,239	33.7
Chemical fertiliser	692	785	(11.8)	1,759	1,685	4.4

Most of crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to other customers. In the first half of 2008, turnover from crude oil and natural gas that were sold externally by the exploration and production segment amounted to RMB 13.9 billion, representing an increase of 58.5% compared with the first half of 2007, accounting for 1.8% of the Company’s turnover, other operating revenues and other income. The change was mainly due to the increase in price and sales volume of crude oil compared to the first half 2007.

The Company’s refining segment, marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel, kerosene, which are referred to as oil products and other refined petroleum products) to third parties. In the first half of 2008, the external sales revenue of petroleum products by these two segments were RMB 459.3 billion, representing an increase of 27.5% compared with that in the first half of 2007, accounting for 59.8% of the Company’s turnover, other operating revenues and other income. The increase was mainly due to the increased prices of oil products and our proactive efforts in increasing sales volume, optimising the marketing structure, and expanding the markets of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 360.3 billion, representing an increase of 29.8% over the same period in 2007, accounting for 78.4% of the sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 99.0 billion, representing an increase of 19.6% compared with the first half of 2007, accounting for 21.6% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 115.4 billion, representing an increase of 10.3% compared with the first half of 2007, accounting for 15.0% of its turnover, other operating revenues and other income. The increase was mainly due to the increase in the price of chemical products.

(2)	Operating expenses

In the first half of 2008, the Company’s operating expenses were RMB 761.0 billion, representing an increase of 49.1% over the first half of 2007. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses

In the first half of 2008, purchased crude oil, products and operating supplies and expenses were RMB 674.1 billion, representing an increase of 53.3% over the first half of 2007, accounting for 88.6% of the total operating expenses, of which:

Purchased crude oil expenses were RMB 355.2 billion, representing an increase of 70.4% over the first half of 2007, accounting for 46.7% of the total operating expenses, increased by 5.8 percentage points over the first half of 2007.

With the rapid growth of economy and market demand in China, the processing volume of crude oil purchased from the third parties increased accordingly. Throughput of crude oil that was purchased externally in the first half of 2008 was 66.7 million tonnes (excluding the amount processed for third parties), increased by 10.4% over the first half of 2007; average cost of crude oil purchased externally is RMB 5,326 per tonne, increased by 54.4% over the first half of 2007.

The Company’s other purchasing expenses were RMB 318.9 billion, representing an increase of 37.8%

over the first half of 2007, accounting for 41.9% of the total operating expenses. This was mainly due to the significant increase in the cost of gasoline, diesel and other feedstock purchased externally.

Selling, general and administrative expenses
The Company’s selling, general and administrative expenses totaled RMB 18.2 billion in the first half of 2008, representing an increase of 3.3% over the first half of 2007.

Depreciation, depletion and amortisation

Depreciation, depletion and amortisation were RMB 22.4 billion, representing an increase of 15.2% compared with the first half of 2007. This was mainly due to the expansion of the Company’s investment scale and the additions in property, plant and equipment.

Exploration expenses
In the first half of 2008, exploration expenses were RMB 4.7 billion, representing a decrease of 17.3% compared with the first half of 2007.

Personnel expenses
In the first half of 2008, personnel expenses were RMB 12.6 billion, representing an increase of 17.1% compared with the first half of 2007.

Employee reduction expenses
In the first half of 2008, according to the Company’s voluntary employee reduction plan, the Company undertook employee reduction expenses of approximately RMB 0.2 billion for 3,600 employees.

Taxes other than income tax

In the first half of 2008, the Company’s taxes other than income tax were RMB 28.5 billion, an increase of 96.8% compared with the first half of 2007, and this was mainly due to an increase of special levy on crude oil income by RMB 13.3 billion; meanwhile, consumption tax increased by RMB 1 billion as a result of the sales increase of gasoline and diesel, etc.

Other operating expenses, net

In the first half of 2008, Company’s other operating expenses (net) were RMB 0.2 billion, representing a decrease of 89.4%, compared with the first half of 2007. This was mainly due to the decrease in impairment losses on long-lived assets compared with the first half of 2007.

(3)	Operating profit
In the first half of 2008, the Company’s operating profit was RMB 7.2 billion, representing a decrease of 86.5% over the first half of 2007.

(4)	Net finance costs

In the first half of 2008, the Company’s net finance costs were RMB 0.7 billion, representing a decrease of 80.8% compared with the first half of 2007. This was mainly due to an increase of RMB 3.9 billion on the unrealised gain on embedded derivatives component of convertible bonds and an increase of RMB 0.9 billion in exchange gain (net) compared with the first half of 2007.

(5)	Profit before taxation
In the first half of 2008, the Company’s profit before taxation was RMB 8.2 billion, representing a decrease of 84.5% over the first half of 2007.

(6)	Tax benefit/(expense)
In the first half of 2008, the Company’s tax benefit was RMB 0.1 billion.

(7)	Profit attributable to minority interests of the Company

In the first half of 2008, the Company’s profit attributable to minority interests were RMB 0.1 billion, representing a decrease of 94.7% compared with the first half of 2007. This was mainly due to the decrease of profit from consolidated subsidiaries such as Sinopec Shanghai Petrochemical Company Limited, Sinopec Hainan Refining and Chemical Company Limited and Sinopec Qingdao Refining and Chemical Company.

(8)	Profit attributable to equity shareholders of the Company
In the first half of 2008, the Company’s profit attributable to equity shareholders of the Company was RMB 8.26 billion, representing a decrease of 77.3% against the first half of 2007.

2	DISCUSSION ON RESULTS OF SEGMENT OPERATION

The Company manages its operations in four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include Òother operating revenuesÓ and Òother incomeÓ of the segment.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated

.

			As a percentage of		As a percentage of
			consolidated operating		consolidated operating
			revenue before elimination		revenue after elimination
	Operating revenues		of inter-segment sales		of inter-segment sales
	Six-month periods		Six-month periods		Six-month periods
	ended 30 June		ended 30 June		ended 30 June
	2008	2007	2008	2007	2008	2007
	RMB millions		(%)		(%)

Exploration and Production Segment
External salesnote	20,345	14,464	1.4	1.5	2.6	2.6
Inter-segment sales	76,314	48,260	5.2	4.8
Operating revenues	96,659	62,724	6.6	6.3
Refining Segment
External salesnote	100,698	55,785	6.9	5.6	13.1	9.9
Inter-segment sales	319,384	252,109	22.0	25.3
Operating revenues	420,082	307,894	28.9	30.9
Marketing and Distribution Segment
External salesnote	394,781	307,307	27.1	30.8	51.4	54.5
Inter-segment sales	1,678	1,240	0.1	0.1
Operating revenues	396,459	308,547	27.2	30.9
Chemicals Segment
External salesnote	118,188	108,390	8.1	10.9	15.4	19.2
Inter-segment sales	13,817	7,330	1.0	0.7
Operating revenues	132,005	115,720	9.1	11.6
Corporate and Others
External salesnote	134,173	77,924	9.2	7.8	17.5	13.8
Inter-segment sales	277,064	124,424	19.0	12.5
Operating revenues	411,237	202,348	28.2	20.3
Operating revenue before elimination
of inter-segment sales		1,456,442	997,233	100.0	100.0
Elimination of inter-segment sales	(688,257)	(433,363)
Consolidated operating revenues	768,185	563,870			100.0	100.0

Note:	Including other operating revenues and other income.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes from the first half of 2007 to the first half of 2008.

	Six-month periods ended 30 June
	2008	2007	Change
	RMB millions		(%)

Exploration and Production Segment
Operating revenues	96,659	62,724	54.1
Operating expenses	69,561	39,974	74.0
Operating profit	27,098	22,750	19.1
Refining Segment
Operating revenues	420,082	307,894	36.4
Operating expenses	466,103	302,164	54.3
Operating (loss) /profit	(46,021)	5,730	—
Marketing and Distribution Segment
Operating revenues	396,459	308,547	28.5
Operating expenses	374,125	291,752	28.2
Operating profit	22,334	16,795	33.0
Chemicals Segment
Operating revenues	132,005	115,720	14.1
Operating expenses	127,472	107,178	18.9
Operating profit	4,533	8,542	(46.9)
Corporate and others
Operating revenues	411,237	202,348	103.2
Operating expenses	411,959	202,581	103.4
Operating loss	(722)	(233)	—

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold externally to other customers.

In the first half of 2008, the operating revenues of this segment were RMB 96.7 billion, representing an increase of 54.1% over the first half of 2007.
This is mainly attributable to the increase in both the price and sales volume of crude oil.

In the first half of 2008, this segment sold 19.61 million tonnes of crude oil and 3.331 billion cubic meters of natural gas, representing an increase of 2.2% and 8.6% respectively compared with those in the first half of 2007. The average realised price of crude oil and natural gas were RMB 4,365 per tonne and RMB 917 per thousand cubic meters respectively, representing an increase of 56.3% and 14.6% respectively over the first half of 2007.

In the first half of 2008, the operating expenses of this segment were RMB 69.6 billion, representing an increase of 74.0% over the first half of 2007. The increase was mainly due to the following reasons:

l Special levy on crude oil income increased by RMB 13.3 billion over the first half of 2007.

l External purchase of raw material and other costs increased by RMB 11.1 billion over the first half of 2007.

l The increase of RMB 2.8 billion in depreciation, depletion and amortisation mainly resulted from the continuous investment in assets.

l Other operating expenses increased by RMB 1.3 billion over the first half of 2007, mainly due to the increase in the cost of materials as a result of the increase in sales of these materials.

In the first half of 2008, international price of crude oil kept soaring, and the Company seized this opportunity to increase the production of crude oil by tapping more marginal oil reserves and enhanced recovery efforts, which resulted in an increase in lifting cost of crude oil by 9.8% compared with the first half of 2007, from RMB 550 per tonne to RMB 604 per tonne.

In the first half of 2008, this segment’s operating profit was RMB 27.1 billion, representing an increase of 19.1% over the first half of 2007.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company and processing crude oil into refined petroleum products, among which, gasoline, diesel and kerosene are sold to the marketing and distribution segment of the Company. Part of the chemical feedstock are sold to the chemicals segment of the Company. Other refined petroleum products are sold to both domestic and overseas customers.

In the first half of 2008, operating revenues of this segment was RMB 420.1 billion, representing an increase of 36.4% over the first half of 2007. This was mainly attributable to the increase in the sales volume and prices of refined petroleum products over the first half of 2007 and grant income of RMB 27.9 billion.

The following table sets forth the sales volumes, average realised prices and the changes of the Company’s major oil products of the segment in the first half of 2007 and the first half of 2008.

	Sales Volume			Average realised price
	(thousand tonnes)			(RMB/tonne)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2008	2007	(%)	2008	2007	(%)

Gasoline	13,245	11,279	17.4	5,165	4,539	13.8
Diesel	33,090	29,616	11.7	4,561	3,943	15.7
Chemical feedstock	12,154	12,902	(5.8)	6,217	4,645	33.8
Other refined petroleum products	20,367	20,761	(1.9)	4,662	3,729	25.0

In the first half of 2008, the sales revenues of gasoline were RMB 68.4 billion, representing an increase of 33.6% over the first half of 2007, accounting for 16.3% of this segment’s operating revenues.

In the first half of 2008, the sales revenues of diesel were RMB 150.9 billion, representing an increase of 29.3% over the first half of 2007, accounting for 35.9% of this segment’s operating revenues.

In the first half of 2008, the sales revenues of chemical feedstock were RMB 75.6 billion, representing an increase of 26.1% over the first half of 2007, accounting for 18.0% of this segment’s operating revenues.

In the first half of 2008, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 94.9 billion, representing an increase of 22.7% over the first half of 2007, accounting for 22.6% of this segment’s operating revenues.

In the first half of 2008, this segment’s operating expenses were RMB 466.1 billion, representing an increase of 54.3% over the first half of 2007, mainly attributable to the increases in crude oil price and refinery throughput.

In the first half of 2008, the average cost of crude oil processed was RMB 5,171 per tonne, representing an increase of 54.7% over the first half of 2007. Refinery throughput was 81.64 million tonnes (excluding volume processed for third parties), representing an increase of 7.8% over the first half of 2007. In the first half of 2008, the total costs of crude oil processed were RMB 422.2 billion, representing an increase of 66.7%, accounting for 90.6% of the segment’s operating expenses, increased by 6.8 percentage points over the first half of 2007.

In the first half of 2008, due to the soaring international crude oil prices, refinery processing costs increased greatly, however, the government continued to implement controls on the prices of domestic refined oil products, and the magnitude of price increase of oil products was at a lesser extent than that of the increase in the cost of crude oil, resulting in a sharp decrease in refining margin compared with the first half of 2007. In the first half of 2008, the refining margin (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax, and divided by the throughput of crude oil and refining feedstock) of the Company was at a loss of RMB 752 per tonne, representing a decrease of RMB 1,017 per tonne compared with refining margin of RMB 265 per tonne in the first half of 2007.

In the first half of 2008, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 130 per tonne, representing a decrease of RMB 11 per tonne, compared with RMB 141 per tonne in the first half of 2007.

In the first half of 2008, this segment incurred an operating loss of RMB 46.0 billion, and a decrease of profits of RMB 51.8 billion compared with the first half of 2007.

(3)	Marketing and Distribution Segment
The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2008, the operating revenues of this segment were RMB 396.5 billion, increased by 28.5% over the first half of 2007. This was mainly attributed to the increase in the demand for oil products in domestic market and the improvements in the Company’s marketing structure.

In the first half of 2008, the operating revenues from sales of gasoline and diesel were RMB 336.4 billion, accounting for 84.8% of the operating revenues of this segment. The percentage of retail sales in the total sales volume of gasoline and diesel increased from the 61.6% in the first half of 2007 to 66.0% in the first half of 2008, an increase of 4.4 percentage points; the percentage of direct sales in the total sales volume of gasoline and diesel increased from the 18.1% in the first half of 2007 to 21.4% in the first half of 2008, an increase of 3.3 percentage points; the percentage of wholesale in the total sales volume of gasoline and diesel dropped from the 20.3% in the first half of 2007 to 12.6% in the first half of 2008, a decrease of 7.7 percentage points.

The following table sets forth the sales volumes, average realised prices, and respective rate of changes of the four product categories in the first half of 2007 and 2008, including detailed information of different sales channels for gasoline and diesel:

		Sales Volume			Average realised price
		(thousand tonnes)			(RMB/tonne)
		Six-month periods			Six-month periods
		ended 30 June		Change	ended 30 June		Change
		2008	2007	(%)	2008	2007	(%)

Gasoline		19,008	17,082	11.3	5,976	5,284	13.1
Of which:	Retail	14,843	12,748	16.4	6,044	5,442	11.1
	Direct sales	1,440	1,301	10.7	5,791	4,815	20.3
	Wholesale	2,725	3,033	(10.2)	5,706	4,817	18.5
Diesel		41,645	37,420	11.3	5,350	4,594	16.5
Of which:	Retail	25,190	20,842	20.9	5,328	4,726	12.7
	Direct sales	11,550	8,536	35.3	5,460	4,539	20.3
	Wholesale	4,905	8,042	(39.0)	5,207	4,311	20.8
Kerosene		4,364	3,452	26.4	5,721	4,663	22.7
Fuel oil		5,883	6,495	(9.4)	3,749	2,842	31.9

In the first half of 2008, the operating expenses of the segment were RMB 374.1 billion, representing an increase of 28.2% compared with that in the first half of 2007. This was mainly due to the significant increase in the purchase cost of oil products.

In the first half of 2008, the segment’s cash operating cost per tonne of refined oil products (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortisation, and divided by the sales volume) was RMB 152.9 per tonne, representing an increase of 14.3% compared with that in the first half of 2007.

In the first half of 2008, the marketing and distribution segment’s operating profit was RMB 22.3 billion, representing an increase of 33.0% compared with the first half of 2007.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2008, operating revenues of the chemicals segment were RMB 132.0 billion, representing an increase of 14.1% over the first half of 2007, which was primarily due to the increase in prices of major chemical products.

The sales revenue mainly generated from the Company’s six categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber monomer and polymer, synthetic fiber and chemical fertiliser) totaled approximately RMB 123.8 billion, representing an increase of 13.2% over the first half of 2007, accounting for 93.8% of the operating revenues of this segment.

The following table sets forth the sales volumes, average realised price and rates of change of each of the six categories of chemical products of this segment in the first half of 2007 and 2008.

	Sales Volume			Average realised price
	(thousand tonnes)			(RMB/tonne)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2008	2007	(%)	2008	2007	(%)

Basic organic chemicals	6,368	6,270	1.6	6,788	5,848	16.1
Synthetic fiber monomers
and polymers	1,885	1,997	(5.6)	9,337	8,832	5.7
Synthetic resin	3,943	3,910	0.8	11,182	9,981	12.0
Synthetic fiber	710	768	(7.6)	11,268	11,562	(2.5)
Synthetic rubber	544	443	22.8	17,739	13,223	34.2
Chemical fertiliser	692	787	(12.1)	1,759	1,710	2.9

In the first half of 2008, operating expenses of the chemicals segment were RMB 127.5 billion, representing an increase of 18.9% over the first half of 2007. This is mainly attributable to the influence resulting from the price increase and consumption of feedstock and ancillary materials, which contributed to an increase of RMB 21.2 billion in the purchasing cost of raw materials and operating supplies and other related expenses as compared with the first half of 2007.

In the first half of 2008, operating profit of the chemicals segment was RMB 4.5 billion, representing a decrease of 46.9% over the first half of 2007.

(5)	Corporate and Others

The business activities of corporate and others mainly consist of import and export business activities of the subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2008, the operating revenues generated from corporate and others was RMB 411.2 billion, representing an increase of 103.2%

over the first half of 2007. The increase was largely as a result of increased revenues generated by the trading companies through increased trading volume in importing and exporting of crude oil and refined oil products and self-managed business.

In the first half of 2008, the operating expenses were RMB 412.0 billion, representing an increase of 103.4% over the first half of 2007. This was mainly due to the increase in the purchasing costs associated with the increase in the trading company’s operating revenues.

The operating expenses exceeded sales revenue by RMB 0.7 billion, and the operating loss increased by RMB 0.5 billion over the first half of 2007.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

(1)Assets, liabilities and equity
Units: RMB millions

	At 30 June	At 31 December	Amount of
	2008	2007	changes

Total assets	838,469	732,725	105,744
Current assets	268,710	185,116	83,594
Non-current assets	569,759	547,609	22,150
Total liabilities	501,841	399,967	101,874
Current liabilities	348,409	265,355	83,054
Non-current liabilities	153,432	134,612	18,820
Total equity attributable to the equity
shareholders of the Company	310,871	307,433	3,438
Share capital	86,702	86,702	—
Reserves	224,169	220,731	3,438
Minority interests	25,757	25,325	432
Total equity	336,628	332,758	3,870

At 30 June 2008, the Company’s total assets were RMB 838.5 billion, representing an increase of RMB 105.7 billion compared with that at the end of 2007, ofwhich:

¦
Current assets increased by RMB 83.6 billion from that at the end of 2007 to RMB 268.7 billion. This was mainly attributable to the fact that the high prices of the feedstock such as crude oil caused an increase in inventory by RMB 47.4 billion, and due to an increase of prepaid VAT and tariff and other accounts receivable, prepaid expenses and other current assets increased by RMB 18.5 billion. Due to the significant increase of sales revenue, the accounts receivable and bills receivable increased by RMB 16.2 billion.

¦
Non-current assets increased by RMB 22.2 billion from that by the end of 2007 to RMB 569.8 billion. This was mainly because property, plants and equipment, and construction in progress which formed through implementation of projects in line with the annual investment plan was increased by RMB 13.3 billion. The increase in lease prepayments and deferred tax assets were RMB 9.3 billion.

At 30 June 2008, the Company’s total liabilities were RMB 501.8 billion, representing an increase of RMB 101.9 billion compared with that at the end of 2007, of which:

¦
Current liabilities increased by RMB 83.1 billion from those at the end of 2007 to RMB 348.4 billion. This was mainly because accounts payable increased by RMB 33.6 billion due to the rise of such feedstock as the crude oil, an increase of short-term debt of RMB 25.5 billion, and an increase of accrued expenses and other payables of RMB 23.9 billion.

¦
Non-current liabilities increased by RMB 18.8 billion from those at the end of 2007 to RMB 153.4 billion. This was mainly because in the first half of the year the Company issued RMB 30 billion of bonds with warrants.

At 30 June 2008, the Company’s total equity attributable to equity shareholders of the Company was RMB 310.9 billion, representing an increase of RMB 3.4 billion compared with that at the end of 2007, which was due to increase of reserves.

(2)	Cash Flow
In the first half of 2008, cash and cash equivalents increased by RMB 0.8 billion from RMB 7.7 billion as at 31 December 2007 to RMB 8.5 billion as at 30 June 2008.

The following table sets forth the major items on the consolidated cash flow statements for the first half of 2008 and the first half of 2007.

Units: RMB millions

	Six-month periods
	ended 30 June		Changes
Major items of cash flows	2008	2007	in amount

Net cash generated from operating activities	2,640	62,295	(59,655)
Net cash used in investing activities	(46,901)	(46,465)	(436)
Net cash generated from / (used in) financing activities	45,072	(12,960)	58,032
Net increase in cash and cash equivalents	811	2,870	(2,059)

Net cash generated from operating activities was RMB 2.6 billion.

These were mainly from: In the first half of 2008, profit before taxation was RMB 8.2 billion and depreciation, depletion and amortisation was RMB 22.4 billion; in addition, changes in inventory and other assets, as well as accounts receivable and accounts payable related to operating activities increased cash outflow by RMB 11.4 billion and cash outflow for payment of income tax was RMB 13.3 billion.

Net cash used in investing activities was RMB 46.9 billion, which was mainly used for:

l The Company’s capital expenditure of RMB 41.8 billion;

l Exploratory wells expenditure of RMB 2.9 billion.

The net cash generated from the financing activities was RMB 45.1 billion, mainly:

l Cash of RMB 29.9 billion received by issuing bonds with warrants.

l A net increase of bank and other loans of RMB 35.1 billion;

l Repayments of RMB 10.0 billion of short-term corporate bonds;

l Distributed RMB 10.0 billion of dividend for the year of 2007

(3)	Contingent Liability
At 30 June 2008, the amount of guarantees provided by the Company in respect of banking facilities granted to associates and jointly controlled entities amounted to approximately
RMB 9.8 billion.

4	CAPITAL EXPENDITURES
Please refer to ÒCapital ExpenditureÓ in the section headed ÒBusiness Review and ProspectsÓ.

5	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company on page 130 of this report.

(1)	Under ABSE, the operating income, operating cost, sales taxes and surcharges and operating profit are as follows:

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	96,659	62,724
Refining Segment	392,200	307,894
Marketing and Distribution Segment	390,939	308,547
Chemicals Segment	132,005	115,720
Corporate and Others	411,237	202,348
Elimination of inter-segment sales	(688,257)	(433,363)
Consolidated operating income	734,783	563,870
Operating cost, sales taxes and surcharges
Exploration and Production Segment	61,573	40,909
Refining Segment	469,539	300,480
Marketing and Distribution Segment	374,157	291,404
Chemicals Segment	127,528	107,091
Corporate and Others	411,922	202,581
Elimination of inter-segment sales costs	(685,177)	(432,657)
Consolidated operating cost, sales taxes and surcharges	759,542	509,808
Operating (loss)/profit
Exploration and Production Segment	28,546	22,740
Refining Segment	(73,879)	5,783
Marketing and Distribution Segment	16,782	17,143
Chemicals Segment	4,477	8,629
Corporate and Others	(685)	(233)
Financial expenses, investment income and fair value gain/(loss)	975	(777)
Consolidated operating (loss)/profit	(23,784)	53,285
Net profit attributable to equity shareholders of the Company	9,339	35,110

Operating profit:  In the first half of 2008, the operating loss incurred by the Company was RMB 23.8 billion, representing a decrease of profit by RMB 77.1 billion compared with the first half of 2007. This was mainly attributable to the huge loss in the refining segment which was caused by the price increase of crude oil.

Net profit: In the first half of 2008, the net profit attributable to the equity shareholders of the Company was RMB 9.3 billion, a decrease of RMB 25.8 billion compared with the first half of 2007, representing a decrease of 73.4%.

(2)	Financial data prepared under ASBE:

	At 30 June	At 31 December
	2008	2007	Changes
	RMB millions	RMB millions	RMB millions

Total assets	820,556	718,572	101,984
Long-term liabilities	149,531	130,468	19,063
Shareholders’ equity	331,299	326,347	4,952

Analysis of changes:

Total assets: As at 30 June 2008, the Company’s total assets were RMB 820.6 billion, representing an increase of RMB 102.0 billion compared with that at the end of 2007, which was caused by the increase of RMB 47.4 billion in inventory as a result of the price increase of crude oil and other raw materials, and the increase of RMB 31.1 billion in accounts receivable and other current assets. The increase in long-lived assets, including fixed assets and construction in progress, was RMB 23.5 billion which is in line with the investment plan.

Long-term liabilities: As at 30 June 2008, the Company’s long-term liabilities were RMB 149.5 billion, representing an increase of RMB 19.1 billion compared with that at the end of 2007. This was mainly because in the first half of the year the Company issued RMB 30.0 billion of bonds with warrants.

Shareholders’ equity: As at 30 June 2008, the shareholders’ equity of the Company were RMB 331.3 billion, representing an increase of RMB 5.0 billion compared with that at the end of 2007. This was mainly because the capital reserve increased by RMB 6.9 billion due to the issuing of bonds with warrants.

(3)	Income from principal operations categorised by business segments

				Increase/	Increase/
				decrease	decrease
				of Income	of Cost
				from principal	of principal	Increase/
	Income from	Cost of		operations	operations	decrease
	principal	principal	Gross profit	on a year-	on a year-	of gross
	operations	operations	margin	on-year basis	on-year basis	profit margin
Segment	(RMB millions)	(RMB millions)	(%)Note	(%)	(%)	(%)

Exploration and production	96,659	43,341	29.5	54.1	18.9	(6.7)
Refinery	392,200	460,239	(18.8)	27.4	57.8	(20.7)
Marketing and distribution	390,939	373,425	4.3	26.7	28.4	(1.3)
Chemicals	132,005	127,389	3.4	14.1	19.5	(4.1)
Corporate and others	411,237	411,873	(0.2)	103.2	103.4	(0.1)
Elimination of inter segment sales	(688,257)	(685,177)	N/A	N/A	N/A	N/A
Total	734,783	731,090	(3.4)	23.3	47.6	(10.4)

Note:	Gross profit margin= (income from principal operations - cost of principal operations, taxes and surcharges) / income from principal operations

SIGNIFICANT EVENTS
1	CORPORATE GOVERNANCE
(1)
During the reporting period, Sinopec Corp. continued to standardize its operation and improve corporate governance. According to the relative requirements of China Securities Regulatory Commission (CSRC), the company fulfilled the rectification measures of governance over special events. It revised and amended Working System of Independent Directors, Working Rules of the Audit Committee and made better use of the function of independent directors and Board committees. The Company continued to carry out the internal control system which had been revised and enriched. With better information disclosure and investor relations activities, the transparency of the Company was enhanced.

(2)
During the reporting period, neither Sinopec Corp. nor the directors, supervisors, senior management, controlling shareholders, actual controller thereof were subject to any investigation by the CSRC, nor was there any administrative penalty or circular of criticism released by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Committee of the United States, nor any reprimand by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

(3)
During the reporting period, none of Sinopec Corp.’s directors, supervisors and other members of the senior management held any shares of Sinopec Corp. All of the directors confirmed that they have complied with the Model Code for Securities Transactions. During this reporting period, none of the directors, supervisors or other members of the senior management or any of their respective associates had any interests and short positions (including those that are deemed to be such, or regarded as owned in accordance with relevant provisions of the Securities and Futures Ordinance) in any shares or debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which are required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of the Hong Kong Stock Exchange (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

2	COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the reporting period, Sinopec Corp. complied with all the requirements of the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

3	DIVIDEND DISTRIBUTION FOR THE YEAR ENDED 31 DECEMBER 2007 AND INTERIM DIVIDEND DISTRIBUTION PLAN FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2008

(1)	Dividend distribution for the year ended 31 December 2007

As approved at the 2007 Annual General Meeting of Sinopec Corp., a final cash dividend of RMB 0.115 (inclusive of tax) per share for 2007 was distributed, which amounted to a total cash dividend of RMB 9.971 billion. On 30 June 2008, Sinopec Corp. distributed the final dividend for 2007 to shareholders whose names appeared on the register of members of Sinopec Corp. on 13 June 2008.

For the year of 2007, total cash dividend of RMB 0.165 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 14.306 billion.

(2)	Interim dividend distribution plan for the six-month period ended 30 June 2008

With the authorisation of 2007 Annual General Meeting, the interim dividend distribution plan for the six-month period ended 30 June 2008 was approved at the twenty third meeting of the Third Session of the Board of Directors. An interim cash dividend of RMB 0.03 (inclusive of tax) per share will be distributed based on the total number of shares of 86,702.439 million as at 30 June 2008. The total cash dividend amounts to 2.601 billion.

The interim dividend will be distributed on or before Monday, 29 September 2008 to the shareholders whose names appear on the register of members of Sinopec Corp. on Friday, 19 September 2008.

To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at the 46th floor., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, by no later than 4:00pm on Friday, 12 September 2008. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 15 September 2008, to Friday, 19 September 2008 (both dates inclusive).

Dividends will be denominated and declared in Renminbi. Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the average of the basic exchange rate of Hong Kong dollar to Renminbi published by the People’s Bank of China during the week prior to the date of declaration of dividends, being Friday, 22 August 2008.

4	ISSUANCE OF BONDS WITH WARRANTS IN DOMESTIC MARKET

Sinopec Corp. issued RMB 30 billion bonds with warrants on 20 February 2008. The Bonds with Warrants have a 6-year term and 0.8% per annum fixed coupon rate, and the 3.03 billion warrants were distributed with exercise ratio of 2 for 1 and a term of 2 years. The bonds and warrants were listed on Shanghai Stock Exchange on 4 March 2008. The proceeds from issuance will be used to fund the Sichuan-East China Gas Project, Tianjin 1 million tonnes per annum (tpa) ethylene project, Zhenhai 1 million tpa ethylene project and repayment of bank loans. The proceeds from the exercise of warrants, if exercised, will be used to fund Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Wuhan ethylene project, repayment of bank loans or replenishment of working capital of Sinopec Corp.

5	SUBSIDIES

In recent years, the international crude oil prices rose sharply and the prices of domestic oil products are controlled tightly, which brought about the situation that oil products and crude oil prices had inverted. To ensure stable supply to the oil products market, the Company proactively adopted various measures to increase the supply of oil products in the market, which has achieved remarkable effect and has also led to the significant loss in the Company’s refining business. In March 2008, the Company received subsidies of RMB 12.3 billion, of which RMB 4.9 billion has been included in the income of 2007, and RMB 7.4 billion was included in the income of the first quarter of 2008.

From April 1, 2008, the government began to subsidise the Company for the losses suffered from processing of imported crude oil, and put into effect the VAT refund policy for the Company for imported refined oil products. In the second quarter, the Company recorded a total subsidy of RMB 22.93 billion, and RMB 3.07 billion of VAT refund for imported refined oil products.

6	CORPORATE BONDS ISSUANCE AND INTEREST PAYMENTS

On February 24, 2004, Sinopec Corp. successfully issued 10-year term domestic corporate bonds which amounted to RMB 3.5 billion with a credit rating of AAA and a fixed coupon rate of 4.61%. On September 28, 2004, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on February 24, 2004 and September 28, 2004, respectively. By February 25, 2008, Sinopec Corp. had paid the full amount of coupon interest for the fourth interest payment year.

7	IMPORTANT PROJECTS

(1)	Sichuan-to-East China Gas Project

Sichuan-to-East China Gas Project is an important project in the State’s Eleventh Five-Year Plan. This project consists of two parts. One part is Puguang gas field exploration, development and gas treatment project, the other part is the pipeline project between Puguang gas field and Shanghai. It is expected that the major part of the project will be completed in 2009.

(2)	Qingdao refinery project
The Qingdao refinery, with 10 million tpa of refining capacity, commenced construction in June 2005, and was put into production on May 24, 2008.

(3)	Tianjin ethylene project

Tianjin ethylene project includes 12.5 million tpa of refining technical innovation project, 1 million tpa ethylene project and downstream ancillary facilities. The total investment expects to be RMB 26.8 billion. The project construction started in June 2006. It is proceeding smoothly now and will be completed by the end of 2009.

(4)	Zhenhai ethylene project

Zhenhai ethylene project with an investment of RMB 21.9 billion, which mainly consists of 1 million tpa ethylene and downstream supporting facilities and auxiliary utilities. The construction of the project commenced in November 2006 and is currently progressing smoothly. The project is expected to be completed in 2010.

8.	DURING THE REPORTING PERIOD, NO SIGNIFICANT LITIGATION, ARBITRATION MATTERS HAPPENED IN SINOPEC CORP.

9	CONNECTED TRANSACTIONS

(1)	CONNECTED TRANSACTIONS IN THE REPORTING PERIOD

Upon listing in 2000, Sinopec Corp. and Sinopec Group Company entered into a number of agreements in respect of continuing connected transactions, including the agreements for mutual supplies, community services, leasing of land use rights, property leasing, the intellectual property license, the agent service for product sales and the SPI Fund Document. Sinopec Corp. and Sinopec Group Company entered into a Supplementary Agreement of Connected Transactions on 31 March 2006 which is applicable to the continuing connected transactions of the Company from 1 January 2007. The proposal of continuing connected transactions for the three-year period from 2007 to 2009 was approved at the 2005 Annual General Meeting of Shareholders held on 24 May 2006.

During the reporting period, the aggregate amount of connected transactions actually occurred was RMB 149.586 billion, of which incoming trade accounted for RMB 57.371 billion and outgoing trade accounted for RMB 92.215 billion (including product sales and services amounting to RMB 92.166 billion). The products and services provided by Sinopec Group Company (procurement, storage, transportation, exploration and production services and production-related services) to the Company amounted to RMB 42.613 billion, representing 5.6% of the Company’s operating expenses. The auxiliary and community services provided by Sinopec Group Company to the Company amounted to RMB 0.805 billion, representing 0.11% of the Company’s operating expenses. The product sales from the Company to Sinopec Group Company amounted to RMB 42.132 billion, representing 5.73% of the Company’s operating revenue. The land leasing fees to be paid to Sinopec Group Company amounted to RMB 1.548 billion. Please refer to Note 32 of the report’s financial statements prepared under IFRS for particulars of the connected transactions actually occurred during this reporting period. The aforementioned connected transactions which occurred during this reporting period have been implemented in accordance with the announced relevant agreements.

(2)	OTHER CONNECTED TRANSACTIONS

The twenty first meeting of the Third Session of the Board was held on 26 June 2008, at which the ÒProposal Concerning the Acquisition of the Downhole Operation Assets of Maintenance Nature from the Wholly-owned Entities of Sinopec Group CompanyÓ were reviewed and approved. According to the proposals, Sinopec Corp. will acquire all the downhole operation assets of maintenance nature, the relevant business and associated liabilities owned by Sinopec Group Company.

The acquisition price is RMB 1.624 billion and Sinopec Corp. uses its own funds for payment. The acquisition of the target assets can effectively satisfy the demands for the downhole operation services from the oil production plants owned by Sinoepec Corp. and maintain the steady and orderly daily production of these oilfields. After the Acquisition, the synergy between the oil production business and the downhole operation business of Sinopec Corp. will be achieved and the management system for oilfield production will be streamlined. Further, the numbers of operations will be reduced and costs on production will be saved, as such, the acquisition of the target assets will enhance the production efficiency and further reduce the existing connected transactions between Sinopec Corp. and Sinopec Group Company. For details, please see the announcement published in the China Securities Journal, Shanghai Securities News and Securities Times on June 27, 2008 and on the website of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkex.com.hk).

10	SIGNIFICANT TRUSTEESHIP, CONTRACTING AND LEASE

During this reporting period, Sinopec Corp. did not omit the disclosure of significant trusteeship, contracting or lease of any other company’s assets, nor placed its assets to or under any other company’s trusteeship, contracting or lease which were subject to disclosure.

11	DURING THIS REPORTING PERIOD, SINOPEC CORP. DID NOT ENTRUST ANY THIRD PARTY TO CARRY OUT CASH ASSETS MANAGEMENT ON ITS BEHALF

12	MATERIAL GUARANTEE CONTRACTS AND STATUS OF IMPLEMENTATION

External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)

	Date of
	Occurrence
	( Date of	Guarantee			Whether	Whether for
	Execution of	Amount			Completed	a Connected
Obligors	the Agreement)	(RMB million)	Type of Guarantee	Term	or not	Party 1

Yueyang SINOPEC Shell Coal
GasificationCorporation Co., Ltd.	12 December 2003	377	Joint and Several Liability	10 December 2003 - 10 December 2017	No	Yes
Shanghai Gaoqiao-SK Solvent Co., Ltd.	22 September 2006			22 September 2006 - 22 September 2011
	24 November 2006			24 November 2006 - 24 November 2011
	30 March 2007			30 March 2007 - 30 March 2012
	16 April 2007	Total 75	Joint and Several Liability	16 April 2007 - 16 April 2012	No	Yes
Fujian Refining and
Petrochemical Company Limited	6 September 2007	9,166	Joint and Several Liability	6 September 2007 - 31 December 2015	No	Yes
Balance of guarantee by Sinopec
Yangzi Petrochemical for
its associates and joint ventures	114		No	Yes
Balance of guarantee by
Sinopec Shanghai Petrochemical for
its associates and joint ventures	17		No	Yes
Balance of guarantee by
Sinopec Sales Company Limited for
its associates and joint ventures	75		No	Yes
Total amount of guarantee provided during the reporting period 2						26
Total amount of guarantee outstanding at the end of the reporting period 2						9,824

Guarantees provided by Sinopec Corp. for its controlled subsidiaries
Total amount of guarantee for the controlling subsidiaries during the reporting period						None
Total amount of guarantee for the controlling subsidiaries outstanding at the end of the reporting period						2,228

Total amount of guarantee by the Company (including those provided for the controlling subsidiaries)
Total amount of guarantee 3						12,052
Total amount of guarantee as a percentage of the Company’s net assets						3.6%

Amount of guarantee provided for shareholders, effective controllers and connected parties						None
Amount of debt guarantee provided directly or indirectly for the companies with liabilities to asset ratio of over 70%						82
Amount of guarantee in excess of 50% of the total net assets						None

Total amount of guarantee of the above three items 4						82

Note 1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

Note 2:
Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlling subsidiary multiplied by Sinopec Corp.’s respective shareholding in the controlled subsidiary.

Note 3:
Total amount of guarantee is the aggregate of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantees provided for controlling subsidiaries) and the amount of guarantees for controlling subsidiaries outstanding at the end of the reporting period.

Note 4:	ÒTotal amount of guarantee of the above three itemsÓ is the aggregate of Òamount of guarantee provided for shareholders, effective controllers and connected partiesÓ, Òamount of debt guarantees provided directly or indirectly for companies with liabilities to asset ratio of over 70%Ó and Òthe amount of guarantees in excess of 50% of net assetsÓ.

Material Guarantees under Performance
At the twenty-second meeting of the First Session of the Board of Directors, the Board approved the proposal for Sinopec Corp. to provide guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd. in the amount of RMB 377 million.

At the thirteenth meeting of the Second Session of the Board of Directors, the Board approved the proposal for Sinopec Corp. to provide a credit line guarantee to China International United Petroleum and Chemicals Co., Ltd. in the amount equivalent to RMB 2.057 billion.

At the eighth meeting of the Third Session of the Board of Directors, the Board approved the proposal for Sinopec Corp. to provide guarantee equivalent to RMB 9.166 billion to Fujian United Petrochemical Company Limited for the Fujian refining and ethylene joint venture project.

13	NON-OPERATING FUNDS PROVIDED BETWEEN CONNECTED PARTIES
Not applicable

14	OCCUPATION OF FUNDS AND THE SOLUTION
Not Applicable

15	PERFORMANCE OF THE COMMITMENTS BY SINOPEC GROUP COMPANY.
As at the end of the reporting period, the major commitments given by Sinopec Group Company were as follows:

i	Complying with the connected transaction agreements;

ii	Solving the issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

iii	Implementing the Re-organisation Agreement

iv	Granting licenses for intellectual property rights;

v	Refraining from involvement in competition within the industry; and

vi	Withdrawing from the business competition and conflict of interests with Sinopec Corp.

Details of the above commitments were included in the prospectus for the issuance of A shares of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 22 June 2001.

During the reporting period, Sinopec Corp. was not aware of any breach of the above major commitments by Sinopec Group Company.

16	AUDITORS

At the 2007 Annual General Meeting of Shareholders of the Company held on 26 May 2008, KPMG Huazhen and KPMG were reappointed as the domestic and overseas auditors of the Company for the year of 2008 respectively. In addition, the Board of Directors was authorized to determine the remuneration for the auditors. The accrued audit fee for the first half of 2008 was RMB 31 million. The financial statements for the first half of 2008 have been audited by KPMG Huazhen and KPMG. The signing certified public accountants of KPMG Huazhen are Zhang Jingjing and Zhang Yansheng.

17	REPURCHASE, SALE AND REDEMPTION OF SHARES
Sinopec Corp. or any of its subsidiaries have not repurchased, sold or redeemed any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

(1)	Status of investment in shares and securities

					Book value	Book value
				Amount	at the end	at the beginning
			Number of	of initial	of reporting	of reporting	Accounting
Item	Stock Code	Abbreviation	shares held	investment	period	period	items

1	384(Hong Kong)	China Gas Holding	210	HK$ 128	RMB 136	RMB 136	Long-term
			million	million	million	million	equity investment
Total			—	HK$ 128	RMB 136	RMB 136	—
				million	million	million

(2)	Shareholding of non-listed financial enterprises
Not applicable

(3)	5% above shareholders’ additional commitments regarding the restricted A shares in 2008
Not applicable

(4)	Major changes in profitability, asset quality and creditability of the guarantor of convertible bonds
Not applicable

19
PROFIT WARNING AND DESCRIPTION FOR THE PROJECTION OF POSSIBLE NET LOSSES OR SIGNIFICANT DECREASE IN TERMS OF AGGREGATE NET PROFIT FROM THE BEGINNING OF THE YEAR TO THE NEXT REPORTING PERIOD COMPARED WITH THE CORRESPONDING PERIOD LAST YEAR.

Since the beginning of the year, with the soaring international crude oil prices and the tight control over domestic oil products prices, prices of crude oil and oil products were inverted, which, resulted in significant losses of the Company’s refining segment. The Company’s overall profitability dropped substantially. Through preliminary estimation by the finance division, the Company expects that net profit for the first three quarters of this year shall drop more than 50 percent compared with the same period last year.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
Members of the Third Session of the Board of Directors, Third Session of the Supervisory Board, and the other members of the senior management are as the follows:

DIRECTORS

Name	Gender	Age	Position in the Board of Directors.

Su Shulin	Male	46	Chairman
Zhou Yuan	Male	60	Vice Chairman
Wang Tianpu	Male	45	Director, President
Zhang Jianhua	Male	43	Director, Senior Vice President
Wang Zhigang	Male	51	Director, Senior Vice President
Dai Houliang	Male	44	Director, Senior Vice President, CFO
Liu Zhongli	Male	73	Independent Non-executive Director
Shi Wanpeng	Male	71	Independent Non-executive Director
Li Deshui	Male	64	Independent Non-executive Director
Yao Zhongmin	Male	56	Director
Fan Yifei	Male	44	Director

SUPERVISORS

Name	Gender	Age	Position in the Supervisory Board

Wang Zuoran	Male	57	Chairman
Zhang Youcai	Male	66	Vice Chairman, Independent Spervisor
Kang Xianzhang	Male	60	Supervisor
Zou Huiping	Male	47	Supervisor
Li Yonggui	Male	68	Independent Supervisor
Su Wensheng	Male	51	Employee Representative Supervisor
Zhang Jitian	Male	60	Employee Representative Supervisor
Cui Guoqi	Male	55	Employee Representative Supervisor
Li Zhonghua	Male	57	Employee Representative Supervisor

OTHER MEMBERS OF SENIOR MANAGEMENT

Name	Gender	Age	Position in Sinopec Corp.

Cai Xiyou	Male	46	Senior Vice President
Zhang Kehua	Male	54	Vice President
Zhang Haichao	Male	51	Vice President
Jiao Fangzheng	Male	45	Vice President
Chen Ge	Male	46	Secretary to the Board of Directors

REPORT OF THE PRC AUDITORS

To the Shareholders of
China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the ÒCompanyÓ), which comprise the consolidated balance sheet and balance sheet as at 30 June 2008, and the consolidated income statement and income statement, consolidated statement of changes in equity and statement of changes in equity, consolidated cash flow statement and cash flow statement for the six-month period ended 30 June 2008, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	OPINION

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the Company’s consolidated financial position and financial position as at 30 June 2008, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the six-month period ended 30 June 2008.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Zhang Jingjing
Zhang Yansheng

Beijing, The People’s Republic of China	22 August 2008

(A)	FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
CONSOLIDATED BALANCE SHEET
at 30 June 2008
		At 30 June	At 31 December
	Note	2008	2007
		RMB millions	RMB millions

Assets
Current assets
Cash at bank and in hand	5	9,774	8,364
Bills receivable	6	8,938	12,851
Trade accounts receivable	7	43,084	22,947
Other receivables	8	20,224	11,822
Advance payments	9	14,406	9,402
Inventories	10	163,488	116,049
Other current assets		127	100
Total current assets		260,041	181,535
Non-current assets
Long-term equity investments	11	31,189	31,335
Fixed assets	12	365,785	361,148
Construction in progress	13	105,503	95,408
Intangible assets	14	16,730	15,232
Goodwill	15	15,707	15,690
Long-term deferred expenses	16	6,348	5,842
Deferred tax assets	17	18,037	10,192
Other non-current assets		1,216	2,190
Total non-current assets		560,515	537,037
Total assets		820,556	718,572
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	19	67,229	36,954
Bills payable	20	17,563	12,162
Trade accounts payable	21	126,669	93,049
Receipts in advance	22	27,448	25,082
Staff costs payable	23	7,091	5,905
Taxes payable	24	9,324	17,562
Other payables	25	65,617	47,503
Short-term debentures payable	28	—	10,074
Current portion of non-current liabilities	26	18,785	13,466
Total current liabilities		339,726	261,757
Non-current liabilities
Long-term loans	27	75,920	77,708
Debentures payable	28	62,479	42,606
Provisions	29	8,168	7,613
Deferred tax liabilities	17	1,471	1,492
Other non-current liabilities		1,493	1,049
Total non-current liabilities		149,531	130,468
Total liabilities		489,257	392,225
Shareholders’ equity
Share capital	30	86,702	86,702
Capital reserve	31	43,545	38,391
Surplus reserves	32	65,392	64,797
Retained profits
(Including cash dividend declared after the balance sheet date of
RMB 2,601 million (2007: Proposed cash dividend of RMB 9,971 million))		109,832	111,059
Shareholders’ equity attributable to equity shareholders of the Company		305,471	300,949
Minority interests		25,828	25,398
Total shareholders’ equity		331,299	326,347
Total liabilities and shareholders’ equity		820,556	718,572

These financial statements have been approved by the board of directors on 22 August 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate
(Authorised representative)		and Chief Financial Officer	Finance Department

The notes on pages 41 to 88 form part of these financial statements.

BALANCE SHEET
at 30 June 2008
		At 30 June	At 31 December
	Note	2008	2007
		RMB millions	RMB millions

Assets
Current assets
Cash at bank and in hand	5	3,974	3,105
Bills receivable	6	3,264	6,377
Trade accounts receivable	7	15,639	13,547
Other receivables	8	18,234	18,209
Advance payments	9	13,441	9,252
Inventories	10	113,537	65,901
Other current assets		80	23
Total current assets		168,169	116,414
Non-current assets
Long-term equity investments	11	84,240	85,784
Fixed assets	12	291,729	290,082
Construction in progress	13	98,598	80,720
Intangible assets	14	11,371	10,322
Long-term deferred expenses	16	5,273	4,995
Deferred tax assets	17	16,205	9,418
Other non-current assets		90	735
Total non-current assets		507,506	482,056
Total assets		675,675	598,470
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	19	20,001	21,952
Bills payable	20	9,615	8,613
Trade accounts payable	21	90,363	58,932
Receipts in advance	22	23,325	23,412
Staff costs payable	23	6,234	5,282
Taxes payable	24	9,870	15,383
Other payables	25	111,658	65,729
Short-term debentures payable	28	—	10,074
Current portion of non-current liabilities	26	18,033	12,813
Total current liabilities		289,099	222,190
Non-current liabilities
Long-term loans	27	55,554	67,055
Debentures payable	28	62,479	42,606
Provisions	29	7,714	7,002
Deferred tax liabilities	17	577	584
Other non-current liabilities	587	601
Total non-current liabilities		126,911	117,848
Total liabilities		416,010	340,038
Shareholders’ equity
Share capital	30	86,702	86,702
Capital reserve	31	43,427	38,175
Surplus reserves	32	65,392	64,797
Retained profits
(Including cash dividend declared after the balance sheet date of
RMB 2,601 million (2007: proposed cash dividend of RMB 9,971 million))		64,144	68,758
Total shareholders’ equity		259,665	258,432
Total liabilities and shareholders’ equity		675,675	598,470

These financial statements have been approved by the board of directors on 22 August 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate
(Authorised representative)		and Chief Financial Officer	Finance Department

The notes on pages 41 to 88 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2008
			Six-month periods
			ended 30 June
		Note	2008	2007
			RMB millions	RMB millions

Operating income		33	734,783	563,870
Less:	Cost of sales	33	679,678	461,426
	Sales taxes and surcharges	34	28,451	14,456
	Selling expenses		11,885	9,535
	Administrative expenses		18,721	17,139
	Financial expenses	35	3,658	2,760
	Exploration expenses, including dry holes	36	4,728	5,717
	Impairment losses	37	16,079	1,535
Add:	Fair value gain/(loss)	38	2,956	(897)
	Investment income	39	1,677	2,880
Operating (loss) / profit			(23,784)	53,285
Add:	Non-operating income	40	33,765	169
Less:	Non-operating expenses	41	465	753
Profit before taxation			9,516	52,701
Less:	Income tax expense	42	101	16,127
Net profit			9,415	36,574
Including:	Net profit made by acquiree before the consolidation		—	217
Attributable to:
	Equity shareholders of the Company		9,339	35,110
	Minority interests		76	1,464
Basic earnings per share		53	0.11	0.40
Diluted earnings per share		53	0.08	0.40

These financial statements have been approved by the board of directors on 22 August 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate
(Authorised representative)		and Chief Financial Officer	Finance Department

The notes on pages 41 to 88 form part of these financial statements.

INCOME STATEMENT
for the six-month period ended 30 June 2008
			Six-month periods
			ended 30 June
		Note	2008	2007
			RMB millions	RMB millions

Operating income		33	519,484	408,967
Less:	Cost of sales	33	471,044	330,838
	Sales taxes and surcharges	34	25,332	11,996
	Selling expenses		9,667	8,122
	Administrative expenses		15,384	13,478
	Financial expenses	35	3,735	2,256
	Exploration expenses, including dry holes	36	4,728	5,715
	Impairment losses	37	15,758	1,577
Add:	Fair value gain/(loss)	38	2,956	(897)
	Investment income	39	4,806	9,264
Operating (loss) / profit			(18,402)	43,352
Add:	Non-operating income	40	22,669	111
Less:	Non-operating expenses	41	415	580
Profit before taxation			3,852	42,883
Less:	Income tax expense	42	(2,100)	10,814

Net profit			5,952	32,069

These financial statements have been approved by the board of directors on 22 August 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate
(Authorised representative)		and Chief Financial Officer	Finance Department

The notes on pages 41 to 88 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2008
		Six-month periods
		ended 30 June
	Note	2008	2007
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		843,591	645,091
Rentals received		149	145
Grants received		28,308	—
Other cash received relating to operating activities		2,399	1,675
Sub-total of cash inflows		874,447	646,911
Cash paid for goods and services		(788,688)	(512,024)
Cash paid for operating leases		(3,116)	(3,000)
Cash paid to and on behalf of employees		(11,694)	(9,579)
Value added tax paid		(19,548)	(22,101)
Income tax paid		(13,326)	(16,787)
Taxes paid other than value added tax and income tax		(24,993)	(13,163)
Other cash paid relating to operating activities		(7,096)	(5,557)
Sub-total of cash outflows		(868,461)	(582,211)

Net cash flow from operating activities	44(a)	5,986	64,700
Cash flows from investing activities:
Cash received from sale of investments		1,049	758
Dividends received		1,192	1,668
Net cash received from sale of fixed assets and intangible assets		109	158
Cash received on maturity of time deposits with financial institutions		466	510
Other cash received relating to investing activities		197	370
Sub-total of cash inflows		3,013	3,464
Cash paid for acquisition of fixed assets and intangible assets		(44,880)	(40,756)
Cash paid for purchase of investments		(2,675)	(1,037)
Cash paid for purchase of time deposits with financial institutions		(1,106)	(3,178)
Cash paid for acquisition of subsidiaries, net		—	(7,116)
Sub-total of cash outflows		(48,661)	(52,087)

Net cash flow from investing activities		(45,648)	(48,623)
Cash flows from financing activities:
Cash received from contribution from minority shareholders		1,065	194
Cash received from issuance of convertible bonds, net of issuance costs		29,850	11,368
Cash received from issuance of corporate bonds		—	5,000
Cash received from borrowings		431,302	316,769
Sub-total of cash inflows		462,217	333,331
Cash repayments of corporate bonds		(10,000)	(10,000)
Cash repayments of borrowings		(396,247)	(323,035)
Cash paid for dividends, profits distribution or interest expenses		(14,570)	(13,284)
Dividends paid to minority shareholders by subsidiaries		(642)	(219)
Distributions to Sinopec Group Company		(285)	—
Sub-total of cash outflows		(421,744)	(346,538)

Net cash flow from financing activities		40,473	(13,207)
Effects of changes in foreign exchange rate		(41)	(7)

Net increase in cash and cash equivalents	44(b)	770	2,863

These financial statements have been approved by the board of directors on 22 August 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate
(Authorised representative)		and Chief Financial Officer	Finance Department

The notes on pages 41 to 88 form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2008
		Six-month periods
		ended 30 June
	Note	2008	2007
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		607,618	471,896
Rentals received		88	81
Grants received		20,384	—
Other cash received relating to operating activities		29,785	4,915
Sub-total of cash inflows		657,875	476,892
Cash paid for goods and services		(550,198)	(369,376)
Cash paid for operating leases		(2,792)	(2,874)
Cash paid to and on behalf of employees		(8,604)	(7,498)
Value added tax paid		(16,484)	(16,977)
Income tax paid		(10,517)	(12,798)
Taxes paid other than value added tax and income tax		(21,312)	(10,787)
Other cash paid relating to operating activities		(7,851)	(3,507)
Sub-total of cash outflows		(617,758)	(423,817)

Net cash flow from operating activities	44(a)	40,117	53,075

Cash flows from investing activities:
Cash received from sale of investments		771	173
Dividends received		7,021	8,744
Net cash received from sale of fixed assets and intangible assets		103	66
Cash received on maturity of time deposits with financial institutions		44	389
Other cash received relating to investing activities		102	199
Sub-total of cash inflows		8,041	9,571
Cash paid for acquisition of fixed assets and intangible assets		(41,469)	(31,506)
Cash paid for purchase of investments		(3,570)	(5,999)
Cash paid for purchase of time deposits with financial institutions		(45)	(468)
Cash paid for acquisition of subsidiaries, net		—	(3,500)
Sub-total of cash outflows		(45,084)	(41,473)

Net cash flow from investing activities		(37,043)	(31,902)
Cash flows from financing activities:
Cash received from issuance of convertible bonds, net of issuance costs		29,850	11,368
Cash received from issuance of corporate bonds		—	5,000
Cash received from borrowings		279,437	205,534
Sub-total of cash inflows		309,287	221,902
Cash repayments of corporate bonds		(10,000)	(10,000)
Cash repayments of borrowings		(287,551)	(218,890)
Cash paid for dividends, profits distribution or interest expenses		(13,657)	(12,249)
Distribution to Sinopec Group Company		(285)	—
Sub-total of cash outflows		(311,493)	(241,139)

Net cash flow from financing activities		(2,206)	(19,237)

Net increase in cash and cash equivalents	44(b)	868	1,936
These financial statements have been approved by the board of directors on 22 August 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate
(Authorised representative)		and Chief Financial Officer	Finance Department

The notes on pages 41 to 88 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2008
							Total
							shareholders’
							equity
							attributable
							to equity		Total
			Share	Capital	Surplus	Retained	shareholders of	Minority	shareholders’
			capital	reserve	reserves	profits	the Company	interests	equity
			RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2007			86,702	38,553	59,519	74,608	259,382	22,417	281,799
Changes in equity for the period
1.		Net profit	—	—	—	35,110	35,110	1,464	36,574
2.		Gain and loss recognised directly in equity
–		Unrealised gain for the change in fair value of available-for- sale financial assets, net of deferred tax	—	170	—	—	170	127	297
Sub-total of 1&2			—	170	—	35,110	35,280	1,591	36,871
3.		Appropriation:
–		Appropriation to surplus reserves	—	—	3,207	(3,207)	—	—	—
–		Dividend declared (Note 43)	—	—	—	(9,537)	(9,537)	—	(9,537)
4.		Distributions to minority interests net of contributions	—	—	—	—	—	(25)	(25)
Balance at 30 June 2007			86,702	38,723	62,726	96,974	285,125	23,983	309,108

							Total
							shareholders’
							equity
							attributable
							to equity		Total
			Share	Capital	Surplus	Retained	shareholders of	Minority	shareholders’
			capital	reserve	reserves	profits	the Company	interests	equity
			RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008			86,702	38,391	64,797	111,059	300,949	25,398	326,347
Changes in equity for the period
1.	Net profit		—	—	—	9,339	9,339	76	9,415
2.	Gain and loss recognised directly in equity
	–	Unrealised loss for the change in fair value of available-for- sale financial assets, net of deferred tax (Note 31)	—	(1,666)	—	—	(1,666)	(69)	(1,735)
	–	Issuance of the Bonds with Warrants (Note 31)	—	6,879	—	—	6,879	—	6,879
Sub-total of 1&2			—	5,213	—	9,339	14,552	7	14,559
3.	Appropriation:
	–	Appropriation to surplus reserves (Note 32)	—	—	595	(595)	—	—	—
	–	Dividend declared (Note 43)	—	—	—	(9,971)	(9,971)	—	(9,971)
4.	Contributions from minority interests, net of distributions		—	—	—	—	—	423	423
5.	Distribution to Sinopec Group Company (Note 31)		—	(59)	—	—	(59)	—	(59)

Balance at 30 June 2008			86,702	43,545	65,392	109,832	305,471	25,828	331,299
These financial statements have been approved by the board of directors on 22 August 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate
(Authorised representative)		and Chief Financial Officer	Finance Department

The notes on pages 41 to 88 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2008
									Total
					Share	Capital	Surplus	Retained	shareholders’
					capital	reserve	reserves	profits	equity
					RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2007					86,702	36,526	59,329	33,415	215,972
Changes in equity for the period
1.	Net profit (as previously reported)				—	—	—	24,476	24,476
2.	Investment income from subsidiaries (Note 39)				—	—	—	7,593	7,593
Sub-total of 1&2 (as restated)					—	—	—	32,069	32,069
3.	Appropriation:
		–	Appropriation to surplus reserves	—	—	3,207	(3,207)	—
		–	Dividend declared (Note 43)	—	—	—	(9,537)	(9,537)
Balance at 30 June 2007					86,702	36,526	62,536	52,740	238,504

									Total
					Share	Capital	Surplus	Retained	shareholders’
					capital	reserve	reserves	profits	equity
					RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008					86,702	38,175	64,797	68,758	258,432
Changes in equity for the period
1.	Net profit				—	—	—	5,952	5,952
2.	Gain and loss recognised directly in equity
	–	Unrealised loss for the change in fair value of available-for- sale financial assets, net of deferred tax (Note 31)		—	(1,568)	—	—	(1,568)
	–	Issuance of the Bonds with Warrants (Note 31)		—	6,879	—	—	6,879
Sub-total of 1&2					—	5,311	—	5,952	11,263
3.	Appropriation:
	–	Appropriation to surplus reserves (Note 32)		—	—	595	(595)	—
	–	Dividend declared (Note 43)		—	—	—	(9,971)	(9,971)
4.	Distribution to Sinopec Group Company (Note 31)				—	(59)	—	—	(59)
Balance at 30 June 2008					86,702	43,427	65,392	64,144	259,665

These financial statements have been approved by the board of directors on 22 August 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate
(Authorised representative)		and Chief Financial Officer	Finance Department

The notes on pages 41 to 88 form part of these financial statements.

NOTES ON THE INTERIM FINANCIAL STATEMENTS
for the six-month period ended 30 June 2008

1	STATUS OF THE COMPANY
China Petroleum & Chemical Corporation (the ÒCompanyÓ) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the ÒPreliminary Plan for the Reorganisation of China Petrochemical CorporationÓ ( the ÒReorganisationÓ), the Company was established by China Petrochemical Corporation (ÒSinopec Group CompanyÓ), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation (Òregistered valuersÓ). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the ÒMOFÓ) (Cai Ping Zi [2000] No. 20 ÒComments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical CorporationÓ).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 ÒReply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical CorporationÓ issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 ÒReply on the Formation of China Petroleum and Chemical CorporationÓ, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the ÒGroupÓ) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product, and

(3)	the production and sale of chemicals.

Pursuant to the resolution passed at the Directors’ meeting on 28 December 2007, the Group acquired the equity interests of Zhanjiang Dongxing Petrochemical Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively ÒRefinery PlantsÓ) from Sinopec Group Company, for a total cash consideration of RMB 2,468 million (hereinafter referred to as the ÒAcquisition of Refinery PlantsÓ).

As the Group and Refinery Plants are under the common control of Sinopec Group Company, the Acquisition of Refinery Plants is considered as Òcombination of entities under common controlÓ. The results of operations for the six-month period ended 30 June 2007 previously reported by the Group have been restated to include the results of the Refinery Plants.

2	BASIS OF PREPARATION

(1)	Statement of compliance with the Accounting Standards for Business Enterprises (ÒASBEÓ)

The financial statements have been prepared in accordance with the requirements of ASBE issued by the MOF in 2006. These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cashflows and cashflows of the Group.

These financial statements also comply with the disclosure requirements of ÒRegulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial ReportsÓ revised by the China Securities Regulatory Commission (ÒCSRCÓ) in 2007.

(2)	Accounting year
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

—	available-for-sale financial assets (see Note 3(11))

—	convertible bonds (see Note 3(11))

(4)	Reporting currency
The Company’s and most of its subsidiaries’ reporting currency are Renminbi. The Group’s consolidated financial statements are presented in Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

(1)	Business combination and consolidated financial statements

(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained profits in case of any shortfall in the share premium of capital reserve. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. The cost of a business combination paid by the Group is the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the Group, in exchange for control of the acquiree plus any cost directly attributable to the business combination. Difference between the fair value and carrying amount of disposed asset is recognised in the income statement for the period. The acquisition date is the date on which the Group effectively obtains control of the acquiree.

The Group allocates the cost of a business combination on the acquisition date and recognises the fair value of the acquiree’s various identifiable assets, liabilities or contingent liabilities as they are acquired.

The excess of the cost of business combination over the fair value of the identifiable net assets acquired is recognised as goodwill (Note 3(9)).

When the cost of business combination is less than the fair value of the identifiable net assets acquired, the difference is charged to the income statement.

(c)	Consolidated financial statements

The consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting period through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Minority interest is presented separately in the consolidated balance sheet within equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

Where the amount of losses attributable to the minority shareholders of a subsidiary exceeds the minority shareholders’ portion of the equity of the subsidiary, the excess, and any further losses attributable to the minority shareholders, are allocated against the equity attributable to the Company except to the extent that the minority shareholders have a binding obligation under the articles of association or an agreement and are able to make additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the equity attributable to the Company until the minority shareholders’ share of losses previously absorbed by the Company has been recovered.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(2)	Translation of foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (ÒPBOC ratesÓ) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets (see Note 3(17)), are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding ÒRetained profitsÓ, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to income statement in the period in which the disposal occurs.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)	Inventories
Inventories are stated at the lower of cost and net realisable value.

Cost includes the cost of purchase and processing, and other cost. Inventories are stated at cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Consumables, packaging and other ancillary materials are expensed or recognised as the costs of related assets when being consumed.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s financial statements, investments in subsidiaries are accounted for using the cost method. The investments are stated at cost less impairment losses (see Note 3(10)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the book value of the acquired entities’ net asset at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained profits.

The initial investment cost of a long-term equity investment obtained through a business combination involving entities not under common control is the cost of business combination determined at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity of which the Group can exercise joint control with other venturers. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all venturers.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale. The investment is classified as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the investment with the transferee, and the transfer is expected to be completed within one year. The investment held for sale is measured at the lower of its carrying amount and fair value less costs to sell. Any excess of its carrying amount over fair value less costs to sell is recognised as a provision for impairment loss of the investment.

Impairment losses on investment in jointly controlled entities and associates are measured according to Note 3(10).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to the income statement.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to income statement.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s individual separately identifiable assets at the time of acquisition. Unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated for the part attributable to the Group calculated based on its share of the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits exceeds the share of losses not recognised.

(c)	Other long-term equity investments

Other long-term equity investments refer to investments for which the Group does not have the rights to control, have joint control or exercise significant influence over the investees, and for which the investments are not quoted in an active market and their fair value cannot be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates, and subsequently accounted for under the cost method. As at the balance sheet date, the Group makes provision for impairment losses on such investments according to Note 3(10).

(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(10)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(10)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(17)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, they are recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in income statement as incurred.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6)	Fixed assets and construction in progress (Continued)

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated	Estimated rate
	useful life	of residual value

Plant and buildings	15-45 years	3%-5%
Oil and gas properties	10-14 years	0%-3%
Oil depots, storage tanks and service stations	8-25 years	3%-5%
Machinery, equipment, vehicles and others	4-18 years	3%

Useful lives, residual values and depreciation methods are reviewed at at least each year end.

(7)	Oil and gas properties

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation, where the estimated useful life is finite and provision for impairment losses (see Note 3(10)). The cost of intangible assets less residual value and impairment losses is amortised on a straight-line basis over the expected useful lives.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Group.

Intangible assets include exploration and production rights. Exploration and production rights are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

(9)	Goodwill

Goodwill represents the excess of cost of business combination over the Group’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net asset acquired at the date of exchange.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3 (10)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(10)	Impairment of non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the assets remaining useful life.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(10)	Impairment of non-financial long-term assets (Continued)

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in the income statement. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the higher of its individual fair value less costs to sell (if determinable) and the present value of expected future cash flows (if determinable).

Impairment losses for assets are not reversed.

(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, payables, loans, bonds payable, and share capital, etc.

(a)	Recognition and measurement of financial assets and financial liabilities
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in income statement, the relevant transaction cost is recognised in the income statement. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

—	Financial asset or financial liability with change in fair value recognised in the income statement (including financial asset or financial liability held for trading)

Financial assets, financial liabilities and derivative instruments held by the Group for the purpose of selling or repurchasing in short term. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in income statement.

—	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, loans and receivables are measured at amortised cost using the effective interest rate method.

—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity.

After the initial recognition, held-to-maturity investments are stated at amortised cost using the effective interest rate method.

—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories. Investments in equity instruments that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are stated at cost.

Other than the above equity instrument investments whose the fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in the income statement. The cumulative gains and losses previously recognised in equity are transferred to the income statement when the available-for-sale financial assets are derecognised.

—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Among other financial liabilities, financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingent liabilities (see Note 3(14)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(b)	Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to income statement) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

—	Receivables and held-to-maturity investments

Held-to-maturity investments are assessed for impairment on an individual basis. Receivables are assessed for impairment both on an individual basis and on a collective group basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in income statement.

The assessment is made collectively where receivables share similar credit risk characteristics (including those having not been individually assessed as impaired), based on their historical loss experiences, and adjusted by the observative figures reflecting present economic conditions.

Impairment loss on receivables and held-to-maturity investments is reversed in the income statement if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

—	Available-for-sale financial assets and other long-term equity investments

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to income statement.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through income statement.

For other long-term equity investments (see Note 3(5)(c)), the amount of the impairment loss is stated as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

(c)	Determination of fair value

Fair value of financial asset or financial liability is determined with reference to quoted market price in active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

(d)	Convertible bonds

(i)	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to retained profits.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(d)	Convertible bonds (Continued)

(ii)	Other convertible bonds
Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the income statement.

(e)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in income statement:

—	the carrying amounts; and

—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or part of financial liabilities are derecognised.

(f)	Equity instruments
An equity instrument is a contract that the holder of which entitles the Company’s residual assets.

The consideration received from the issue of equity instruments less transaction costs is recognised in share capital and capital reserve.

The consideration paid for the repurchase of the Company’s issued equity instruments plus the associated transaction costs is charged to the shareholders’ equity.

(12)	Employee benefits

Employee benefits include various payments and other related expenses paid in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

(a)	Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group participates in various defined contribution retirement plans organised by the respective divisions in municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans in accordance with the contribution rates and basis as defined by the municipal and provincial governments. The contributions are charged to the income statement on an accrual basis. When employees retire, the respective divisions are responsible for paying their basic retirement benefits. The Group does not have any other obligations in this respect.

(b)	Housing fund and other social insurance

In addition to retirement benefits, the Group makes contributions to housing fund and other social insurance such as basic medical insurance, unemployment insurance, work injury insurance and maternity insurance, etc. for its employees in accordance with the relevant rules and regulations. The Group makes monthly contributions to the housing fund and the above insurance based on the applicable rates based on the employees’ salaries. The contributions are charged to the income statement on an accrual basis.

(c)	Termination benefits

The Group recognises termination benefits if it decides to terminate an employee’s employment before the employment contract has expired, or makes an offer to an employee for voluntary redundancy. The termination benefits, which are the liabilities payable on termination, are recognised in the income statement when both of the following conditions have been satisfied:

—	the Group has a detailed formal plan for the termination of employment or makes an offer to employees for voluntary redundancy, which will be implemented shortly; and

—	the Group is not allowed to withdraw from the termination or the voluntary redundancy being offered unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(13)	Income tax
Current tax and deferred tax are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case, they are recognised in equity.

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the period, and any adjustment to tax payable in respect of previous year.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

The amounts of deferred tax assets and liabilities are recognised based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities using tax rates enacted and relevant tax laws at the balance sheet date.

(14)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

In terms of a possible obligation resulting from a past transaction or event, whose existence will only be confirmed by the occurrence or non-occurrence of future events, or a present obligation resulting from a past transaction or event, where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the possible or present obligation is disclosed as a contingent liability.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

A provision for onerous contracts is recognised when the economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(15)	Revenue recognition

Revenue is the total inflow of economic benefits generated from the Group’s normal activities, which causes shareholders’ equity to increase but is unrelated to shareholder’s injection of capital. Revenue is recognised in the income statement when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met:

(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

—	the significant risks and rewards of ownership and title have been transferred to buyers;

—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sale of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

(b)	Revenues from rendering services

When the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are charged to the income statement when incurred, and revenues are not recognised.

(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

(16)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of Òcapital reserveÓ are dealt with as capital contributions, and not regarded as government grants.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(16)	Government grants (Continued)

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(17)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(18)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in the income statement when incurred.

(19)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

(20)	Research and development costs
Research and development costs are recognised in the income statement when incurred.

(21)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(22)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

(23)	Related parties

Parties are considered to be related to the Group if the Group controls, jointly controls or exercises significant influence over another party, or vice versa, or where the Group and the party are subject to common control, joint control or significant influence from another party. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. The Group’s related parties include but not limited to the following:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors which exercise joint control over the Group;

(e)	investors which exercise significant influence over the Group;

(f)	jointly controlled entities of the Group;

(g)	associates of the Group;

(h)	the major individual investors of the Group and a close family member of such individuals;

(i)	the member of key management personnel of the Group, and a close family member of such individuals;

(j)	the member of key management personnel of the Company’s holding company;

(k)	close family member of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control or significant influence of major individual investor, key management personnel or a close family of such individuals.

(24)	Segment reporting
A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(24)	Segment reporting (Continued)

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. ÒUnallocated assetsÓ consists primarily of cash at bank and in hand, deferred tax assets, long-term deferred expenses and other non-current assets. ÒUnallocated liabilitiesÓ consists primarily of short-term and long-term loans, income tax payable, deferred tax liabilities and other non-current liabilities.

Unallocated profit and loss items consist primarily financial expenses, investment income, non-operating income and expenses and income tax expenses.

4	TAXATION
Major types of tax applicable to the Group and the Company are income tax, consumption tax, resources tax, value added tax and special oil income levy.

The Corporate Income Tax Law of the People’s Republic of China (Ònew tax lawÓ) took effect on 1 January 2008. According to the new tax law, the income tax rate applicable to the Group is changed to 25% from 1 January 2008; however, certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five-year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is changed from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for foreign investment enterprises operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15%, remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011.

Consumption tax is levied on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil at a rate of RMB 277.6 per tonne, RMB 117.6 per tonne, RMB 277.0 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne respectively. Before 1 January 2008, the consumption tax on naphtha, solvent oil, lubricant oil and fuel oil are temporarily imposed on 30% of the taxable amounts. Effective from 1 January 2008, whole amount of consumption tax was imposed on naphtha, solvent oil, lubricant oil and fuel oil. The consumption tax on jet fuel oil is temporarily exempted. From 1 January 2008 to 31 December 2010, the consumption tax on the imported naphtha and domestic naphtha used as raw material for the production of ethylene and aromatic hydrocarbon are exempted.

Resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1000 cubic metre, respectively.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. The levy starts at USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The branches and subsidiaries granted with tax concession are set out below:

Name of branches and subsidiaries	Preferential tax rate	Reasons for granting concession

Sinopec National Star Xinan Branch	15%	Tax preferential policy in the western part of China
Sinopec National Star Xibei Branch	15%	Tax preferential policy in the western part of China
Tahe Oilfield Petrochemical Factory	15%	Tax preferential policy in the western part of China
Zhanjiang Dongxing Petrochemical Company Limited	18%	Foreign investment enterprise
Sinopec Hainan Refining and Chemical Company Limited	2-year exemption and 3-year 50% reduction	Foreign investment enterprise

5	CASH AT BANK AND IN HAND

The Group

		At 30 June 2008			At 31 December 2007
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	millions		millions	millions		millions

Cash in hand
Renminbi			157			108
Cash at bank
Renminbi			8,343			6,846
US Dollars	70	6.8591	477	103	7.3046	754
Hong Kong Dollars	176	0.8792	155	323	0.9364	302
Japanese Yen	93	0.0645	6	172	0.0641	11
Euro	3	10.8302	33	—	10.6669	5
			9,171			8,026
Deposits at related parties
Renminbi			603			338
Total cash at bank and in hand			9,774			8,364

The Company

		At 30 June 2008			At 31 December 2007
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	millions		millions	millions		millions

Cash in hand
Renminbi			57			24
Cash at bank
Renminbi			3,441			2,947
US Dollars	—	6.8591	2	1	7.3046	4
			3,500			2,975
Deposits at related parties
Renminbi			474			130
Total cash at bank and in hand			3,974			3,105

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated based on market rate.

At 30 June 2008, time deposits with financial institutions of the Group and the Company amounted to RMB 1,308 million (2007: RMB 668 million) and RMB 27 million (2007: RMB 26 million), respectively.

6	BILLS RECEIVABLE
Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2008, the Group’s and the Company’s outstanding endorsed bills (with recourse) amounted to RMB 6,747 million and RMB 6,504 million, respectively, all of which are due before 31 December 2008.

7	TRADE ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from subsidiaries	—	—	9,327	9,378
Amounts due from Sinopec Group Company	9,482	2,240	2,062	680
and fellow subsidiaries
Amounts due from associates and jointly controlled entities	4,262	1,750	1,407	1,445
Amounts due from others	32,138	21,839	5,221	4,407
	45,882	25,829	18,017	15,910
Less: Allowance for doubtful accounts	2,798	2,882	2,378	2,363
Total	43,084	22,947	15,639	13,547

7	TRADE ACCOUNTS RECEIVABLE (Continued)
Ageing analysis on trade accounts receivable is as follows:

	The Group
	At 30 June 2008				At 31 December 2007
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	42,869	93.4	5	0.0	22,757	88.1	85	0.4
Between one and two years	77	0.2	24	31.2	253	1.0	97	38.3
Between two and three years	261	0.6	174	66.7	402	1.6	309	76.9
Over three years	2,675	5.8	2,595	97.0	2,417	9.3	2,391	98.9
Total	45,882	100.0	2,798		25,829	100.0	2,882

	The Company
	At 30 June 2008				At 31 December 2007
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	15,442	85.7	5	0.0	13,382	84.1	36	0.3
Between one and two years	62	0.3	22	35.5	169	1.1	51	30.2
Between two and three years	211	1.2	124	58.8	206	1.3	145	70.4
Over three years	2,302	12.8	2,227	96.7	2,153	13.5	2,131	99.0
Total	18,017	100.0	2,378		15,910	100.0	2,363

At 30 June 2008 and 31 December 2007, the total amounts of the top five trade accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2008	2007

Total amount (RMB millions)	10,458	7,598
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of trade accounts receivable	22.8%	29.4%

At 30 June 2008, the Group’s and the Company’s trade accounts receivable due from related parties amounted to RMB 13,744 million and RMB 12,796 million (2007: RMB 3,990 million and RMB 11,503 million), representing 30.0% and 71.0% (2007: 15.4% and 72.3%) of the total trade accounts receivable.

Except for the balances disclosed in Note 45, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

During the six-month periods ended 30 June 2008 and 2007, the Group and the Company had no individually significant trade accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2008 and 2007, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2008 and 31 December 2007, the Group and the Company had no individually significant trade accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from subsidiaries	—	—	6,016	8,689
Amounts due from Sinopec Group Company and fellow subsidiaries	9,223	6,438	9,022	5,819
Amounts due from associates and jointly controlled entities	1,742	313	1,293	230
Amounts due from others	12,242	8,147	5,243	6,875
	23,207	14,898	21,574	21,613
Less: Allowance for doubtful accounts	2,983	3,076	3,340	3,404
Total	20,224	11,822	18,234	18,209

8	OTHER RECEIVABLES (Continued)
       Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2008				At 31 December 2007
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to other		of total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	17,601	75.8	32	0.2	8,779	58.9	46	0.5
Between one and two years	1,250	5.4	36	2.9	1,707	11.5	44	2.6
Between two and three years	462	2.0	68	14.7	497	3.3	133	26.8
Over three years	3,894	16.8	2,847	73.1	3,915	26.3	2,853	72.9
Total	23,207	100.0	2,983		14,898	100.0	3,076

	The Company
	At 30 June 2008				At 31 December 2007
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to other		of total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	16,535	76.6	12	0.1	16,501	76.3	16	0.1
Between one and two years	476	2.2	22	4.6	482	2.2	28	5.8
Between two and three years	302	1.4	39	12.9	312	1.4	39	12.5
Over three years	4,261	19.8	3,267	76.7	4,318	20.1	3,321	76.9
Total	21,574	100.0	3,340		21,613	100.0	3,404

At 30 June 2008 and 31 December 2007, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June	At 31 December
	2008	2007

Total amount (RMB millions)	9,360	6,398
Ageing	From within	From within
	one year to	one year to
	over three years	over three years
Percentage to the total balance of other receivables	40.3%	42.9%

At 30 June 2008, the Group’s and the Company’s other receivables due from related parties amounted to RMB 10,965 million and RMB 16,331 million (2007: RMB 6,751 million and RMB 14,738 million), representing 47.2% and 75.7% (2007: 45.3% and 68.2%) of the total of other receivables.

Except for the balances disclosed in Note 45, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the six-month periods ended 30 June 2008 and 2007, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2008 and 2007, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2008 and 31 December 2007, except for the current account with Sinopec Group Company, the Group and the Company had no individually significant other receivables that aged over three years.

9	ADVANCE PAYMENTS
All advance payments are aged within one year.

Except for the balances disclosed in Note 45, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

10	INVENTORIES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Raw materials	110,007	70,756	84,320	37,886
Work in progress	19,642	11,823	14,568	8,001
Finished goods	47,119	35,040	28,988	22,652
Spare parts and consumables	3,341	3,002	1,963	1,683
	180,109	120,621	129,839	70,222
Less: Provision for diminution in value of inventories	16,621	4,572	16,302	4,321
	163,488	116,049	113,537	65,901

Provision for diminution in value of inventories is mainly against raw materials. For the six-month period ended 30 June 2008, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of inventories of the refining segment were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS
     The Group

	Investments			Provision
	in jointly	Investments	Other	for
	controlled	in	equity	impairment
	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008	12,723	16,865	2,052	(305)	31,335
Additions for the period	2,318	283	91	—	2,692
Share of profits less losses from
investments accounted for under
the equity method	497	861	—	—	1,358
Change of capital reserve from
investments accounted for under
the equity method	—	(1,568)	—	—	(1,568)
Dividends receivable/received	(2,018)	(380)	—	—	(2,398)
Disposals for the period	—	(80)	(168)	—	(248)
Movement of provision for
impairment losses	—	—	—	18	18
Balance at 30 June 2008	13,520	15,981	1,975	(287)	31,189

The Company

		Investments			Provision
		in jointly	Investments	Other	for
	Investments in	controlled	in	equity	impairment
	subsidiaries	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008	65,110	7,040	12,602	1,150	(118)	85,784
Additions for the period	3,429	—	221	75	—	3,725
Share of profits less losses from investments
accounted for under the equity method	—	536	570	—	—	1,106
Change of capital reserve from investments
accounted for under the equity method	—	—	(1,568)	—	—	(1,568)
Dividends receivable/received	—	(1,326)	(170)	—	—	(1,496)
Disposals for the period	—	—	(64)	(148)	—	(212)
Acquired equity interests in a subsidiary (Note)	(3,059)	—	—	—	—	(3,059)
Movement of provision for impairment losses	—	—	—	—	(40)	(40)
Balance at 30 June 2008	65,480	6,250	11,591	1,077	(158)	84,240

Note:
During the six-month period ended 30 June 2008, the Company acquired all the assets and liabilities of Sinopec Zhongyuan Petroleum Company Limited. The above company no longer existed as at 30 June 2008.

Details of the Company’s principal subsidiaries are set out in Note 47.

11	LONG-TERM EQUITY INVESTMENTS (Continued)
At 30 June 2008, principal associates of the Group and the Company are as follows:

			Percentage of
		Percentage of	equity/voting
		equity/voting	right held by
	Registered capital/	right held by	the Company’s
Name of associates	paid-up capital	the Company	subsidiaries	Principal activities
	%	%

Sinopec Finance Company Limited	Registered capital RMB 6,000,000,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products
Shanghai Petroleum National Gas Corporation	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas
Shanghai Chemical Industry Park Development Company Limited	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
China Shipping & Sinopec Suppliers Company Limited	Registered capital RMB 876,660,000	—	50.00	Transportation of petroleum products
Sinopec Shandong Taishan Petroleum Company Limited	480,793,320 ordinary shares of RMB 1.00 each	24.57	—	Sale of petroleum products and decoration of service gas stations

At 30 June 2008, details of principal associates of the Group and the Company are as follows:

				Change of
			Share of	capital
			profits from	reserve from
			investments	investments
			accounted	accounted
	Initial	Balance at	for under	for under	Dividends	Balance at
	investment	1 January	the equity	the equity	receivable/	30 June
Name of associates	cost	2008	method	method	received	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Sinopec Finance Company Limited	2,712	6,459	562	(1,568)	—	5,453
China Aviation Oil Supply Company Limited	1,102	1,250	93	—	—	1,343
Shanghai Petroleum National Gas Corporation	300	997	102	—	(120)	979
Shanghai Chemical Industry Park Development Company Limited	608	927	7	—	(4)	930
China Shipping & Sinopec Suppliers Company Limited	438	538	15	—	(23)	530
Sinopec Shandong Taishan Petroleum
Company Limited	124	356	27	—	—	383

At 30 June 2008, the Group’s and the Company’s principal jointly controlled entities are as follows:

			Percentage of
			equity/
		Percentage of	voting right
		equity/voting	held by the
	Registered capital/	right held by	Company’s
Name of jointly controlled entities	paid-up capital	the Company	subsidiaries	Principal activities
	%	%

Shanghai Secco Petrochemical Company Limited	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Registered capital RMB 8,793,000,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Yueyang Sinopec and Shell Coal Gasification Company Limited	Registered capital USD 45,588,700	50.00	—	Manufacturing and distribution of industrial gas
Fujian Refining and Petrochemical Company Limited	Registered capital USD 1,654,000,000	—	50.00	Manufacturing and distribution of petrochemical products

11	LONG-TERM EQUITY INVESTMENTS (Continued)
At 30 June 2008, details of principal jointly controlled entities of the Group and the Company are as follows:

				Share of
				profits/
				(losses) from
				investments
				accounted for
	Initial	Balance at	Additions	under the	Dividends	Balance at
	investment	1 January	for the	equity	receivable/	30 June
Name of jointly controlled entities	cost	2008	period	method	received	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Shanghai Secco Petrochemical Company Limited	3,722	4,889	—	604	(1,250)	4,243
BASF-YPC Company Limited	3,517	5,388	—	205	(768)	4,825
Yueyang Sinopec and Shell Coal Gasification Company Limited	189	78	—	(30)	—	48
Fujian Refining and Petrochemical Company Limited	4,890	2,368	2,318	(282)	—	4,404
		12,723	2,318	497	(2,018)	13,520
The Group’s effective interest share of the jointly controlled entities’ net assets, operating revenue and net profit are as follows:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions

Net assets	13,520	12,723

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions

Operating revenue	13,951	9,333
Net profit	497	1,625

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the six-month period ended 30 June 2008, the Group and the Company had no individually significant long-term investments which had been provided for impairment losses.

12	FIXED ASSETS

The Group – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2008	292,050	157,486	91,155	181,124	6,198	728,013
Additions for the period	357	80	51	1	128	617
Transferred from construction in progress	7,165	13,593	2,456	781	115	24,110
Acquisition of Downhole Assets	3,001	—	—	—	—	3,001
Reclassifications	12,321	(6,793)	(3,484)	(6,241)	4,197	—
Reclassification to other assets	—	(246)	(242)	(28)	(192)	(708)
Disposals	(22)	(109)	(206)	(444)	(4)	(785)
Balance at 30 June 2008	314,872	164,011	89,730	175,193	10,442	754,248

Accumulated depreciation:
Balance at 1 January 2008	150,433	74,465	21,752	108,899	2,378	357,927
Depreciation charge for the period	9,494	4,412	2,170	4,126	429	20,631
Acquisition of Downhole Assets	1,459	—	—	—	—	1,459
Reclassifications	16,897	(6,625)	(3,814)	(7,603)	1,145	—
Reclassification to other assets	—	—	(6)	(1)	(10)	(17)
Written back on disposals	(22)	(81)	(73)	(119)	(1)	(296)
Balance at 30 June 2008	178,261	72,171	20,029	105,302	3,941	379,704
Provision for impairment losses:
Balance at 1 January 2008	2,111	894	2,050	3,883	—	8,938
Additions for the period	—	—	128	3	—	131
Reclassifications	(108)	33	—	75	—	—
Written off for the period	—	(23)	(52)	(235)	—	(310)
Balance at 30 June 2008	2,003	904	2,126	3,726	—	8,759

Net book value:
Balance at 30 June 2008	134,608	90,936	67,575	66,165	6,501	365,785

Balance at 31 December 2007	139,506	82,127	67,353	68,342	3,820	361,148

The Company – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2008	255,222	135,380	77,351	107,841	4,066	579,860
Additions for the period	356	78	51	—	127	612
Transferred from construction in progress	6,548	4,105	2,266	320	69	13,308
Transferred from a subsidiary	9,673	—	—	—	—	9,673
Acquisition of Downhole Assets	3,001	—	—	—	—	3,001
Reclassifications	26,529	(12,378)	(6,565)	(8,351)	765	—
Reclassification to other assets	—	(62)	(63)	—	(1)	(126)
Disposals	(22)	(107)	(174)	(400)	—	(703)
Balance at 30 June 2008	301,307	127,016	72,866	99,410	5,026	605,625
Accumulated depreciation:
Balance at 1 January 2008	130,567	67,413	19,381	63,518	1,722	282,601
Depreciation charge for the period	8,858	3,607	1,839	2,627	344	17,275
Transferred from a subsidiary	5,764	—	—	—	—	5,764
Acquisition of Downhole Assets	1,459	—	—	—	—	1,459
Reclassifications	27,662	(11,987)	(6,776)	(9,383)	484	—
Reclassification to other assets	—	—	(6)	—	—	(6)
Written back on disposals	(22)	(81)	(60)	(93)	—	(256)
Balance at 30 June 2008	174,288	58,952	14,378	56,669	2,550	306,837
Provision for impairment losses:
Balance at 1 January 2008	2,042	876	1,950	2,309	—	7,177
Additions for the period	—	—	120	3	—	123
Transferred from a subsidiary	63	—	—	—	—	63
Reclassifications	(109)	35	1	73	—	—
Written off for the period	—	(23)	(47)	(234)	—	(304)
Balance at 30 June 2008	1,996	888	2,024	2,151	—	7,059

Net book value:
Balance at 30 June 2008	125,023	67,176	56,464	40,590	2,476	291,729

Balance at 31 December 2007	122,613	67,091	56,020	42,014	2,344	290,082

12	FIXED ASSETS (Continued)

The Group – by asset class

			Oil
			depots,
			storage	Machinery,
		Oil	tanks and	equipment,
	Land and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2008	46,300	267,240	97,000	317,473	728,013
Additions for the period	186	341	32	58	617
Transferred from construction in progress	852	6,790	3,152	13,316	24,110
Acquisition of Downhole Assets	548	—	—	2,453	3,001
Reclassifications	13,189	8,937	16,730	(38,856)	—
Reclassification to other assets	(463)	—	(20)	(225)	(708)
Disposals	(45)	—	(165)	(575)	(785)
Balance at 30 June 2008	60,567	283,308	116,729	293,644	754,248
Accumulated depreciation:
Balance at 1 January 2008	24,227	138,846	21,376	173,478	357,927
Depreciation charge for the period	933	8,765	2,407	8,526	20,631
Acquisition of Downhole Assets	236	—	—	1,223	1,459
Reclassifications	(2,021)	17,002	9,483	(24,464)	—
Reclassification to other assets	(6)	—	(4)	(7)	(17)
Written back on disposals	(11)	—	(47)	(238)	(296)
Balance at 30 June 2008	23,358	164,613	33,215	158,518	379,704
Provision for impairment losses:
Balance at 1 January 2008	760	2,072	1,927	4,179	8,938
Additions for the period	1	—	116	14	131
Reclassifications	264	(121)	(220)	77	—
Written off for the period	(13)	—	(48)	(249)	(310)
Balance at 30 June 2008	1,012	1,951	1,775	4,021	8,759

Net book value:
Balance at 30 June 2008	36,197	116,744	81,739	131,105	365,785

Balance at 31 December 2007	21,313	126,322	73,697	139,816	361,148

12	FIXED ASSETS (Continued)

The Company – by asset class

			Oil
			depots,
			storage	Machinery,
		Oil	tanks and	equipment,
	Land and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2008	31,404	236,727	85,233	226,496	579,860
Additions for the period	186	336	32	58	612
Transferred from construction in progress	524	6,209	1,656	4,919	13,308
Transferred from a subsidiary	219	8,820	115	519	9,673
Acquisition of Downhole Assets	548	—	—	2,453	3,001
Reclassifications	11,618	17,916	10,957	(40,491)	—
Reclassification to other assets	(56)	—	(20)	(50)	(126)
Disposals	(31)	—	(135)	(537)	(703)
Balance at 30 June 2008	44,412	270,008	97,838	193,367	605,625
Accumulated depreciation:
Balance at 1 January 2008	14,255	120,969	20,031	127,346	282,601
Depreciation charge for the period	693	8,191	1,988	6,403	17,275
Transferred from a subsidiary	65	5,326	92	281	5,764
Acquisition of Downhole Assets	236	—	—	1,223	1,459
Reclassifications	2,277	26,300	6,498	(35,075)	—
Reclassification to other assets	—	—	(4)	(2)	(6)
Written back on disposals	(8)	—	(39)	(209)	(256)
Balance at 30 June 2008	17,518	160,786	28,566	99,967	306,837
Provision for impairment losses:
Balance at 1 January 2008	586	2,008	1,890	2,693	7,177
Additions for the period	1	—	116	6	123
Transferred from a subsidiary	—	63	—	—	63
Reclassifications	224	(120)	(265)	161	—
Written off for the period	(7)	—	(48)	(249)	(304)
Balance at 30 June 2008	804	1,951	1,693	2,611	7,059

Net book value:
Balance at 30 June 2008	26,090	107,271	67,579	90,789	291,729

Balance at 31 December 2007	16,563	113,750	63,312	96,457	290,082

Note:

The additions to the exploration and production segment and oil and gas properties of the Group and the Company for the six-month period ended 30 June 2008 included RMB 291 million (2007: RMB 183 million) and RMB 270 million (2007: RMB 171 million), respectively, of estimated dismantlement costs for site restoration.

At 30 June 2008, the carrying amounts of fixed assets that were pledged by the Group and the Company were RMB 64 million (2007: RMB 141 million) and RMB 10 million (2007: RMB 31 million), respectively.

Provision for impairment losses recognised on fixed assets of the chemicals segment of the Group of RMB 3 million (2007: RMB 318 million) for the six-month period ended 30 June 2008 relate to certain chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values that were determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the provision for impairment losses of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price of relevant goods.

Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of the Group of RMB 128 million (2007: RMB 1,194 million) for the six-month period ended 30 June 2008 primarily relate to certain service stations that were closed during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

At 30 June 2008 and 31 December 2007, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2008 and 31 December 2007 the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2008	34,441	26,144	13,040	16,744	5,236	95,605
Additions for the period	22,036	3,807	4,731	5,784	749	37,107
Dry hole costs written off	(1,156)	—	—	—	—	(1,156)
Reclassifications	97	2,217	(210)	(2,104)	—	—
Transferred to fixed assets	(7,165)	(13,593)	(2,456)	(781)	(115)	(24,110)
Reclassification to other assets	(2)	(3)	(810)	(1)	(928)	(1,744)
Balance at 30 June 2008	48,251	18,572	14,295	19,642	4,942	105,702
Provision for impairment losses:
Balance at 1 January 2008	—	(154)	(43)	—	—	(197)
Additions for the period	—	—	(2)	—	—	(2)
Balance at 30 June 2008	—	(154)	(45)	—	—	(199)

Net book value:
Balance at 30 June 2008	48,251	18,418	14,250	19,642	4,942	105,503

Balance at 31 December 2007	34,441	25,990	12,997	16,744	5,236	95,408

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2008 by the Group ranged from 3.8% to 7.0% (2007: 3.6% to 6.8%).

At 30 June 2008, major construction projects of the Group are as follows:

							Accumulated
							interest
		At	Additions	At			capitalised at
	Budgeted	1 January	for the	30 June	Percentage of	Source of	30 June
Project name	amount	2008	period	2008	completion	fundings	2008
	RMB millions	RMB millions	RMB millions	RMB millions			RMB millions

Sichuan-East China Gas Pipeline Project	22,261	11,155	2,593	13,748	62%	Bank loans & self-financing	100
Tianjin 1,000,000 tonnes per year Ethylene	26,846	5,373	2,323	7,696	29%	Bank loans &	107
Construction Project						self-financing
15,000 million cubic per year Natural Gas	33,700	9,496	4,855	14,351	43%	Bank loans &	182
Capacity Improvement Project						self-financing
Zhenhai 1,000,000 tonnes per year Ethylene	23,497	2,614	1,845	4,459	19%	Bank loans &	37
Construction Project						self-financing
Caofeidian Imported Crude Oil Port Project	3,058	2,700	100	2,800	92%	Bank loans & self-financing	94

The Company

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2008	34,248	16,755	10,884	13,795	5,233	80,915
Additions for the period	21,001	3,352	3,795	5,154	712	34,014
Transferred from a subsidiary	42	—	—	—	—	42
Dry hole costs written off	(1,156)	—	—	—	—	(1,156)
Reclassifications	26	1,353	(218)	(1,161)	—	—
Transferred to fixed assets	(6,548)	(4,105)	(2,266)	(320)	(69)	(13,308)
Reclassification to other assets	(2)	(3)	(700)	(1)	(1,006)	(1,712)
Balance at 30 June 2008	47,611	17,352	11,495	17,467	4,870	98,795
Provision for impairment losses:
Balance at 1 January 2008	—	(154)	(41)	—	—	(195)
Additions for the period	—	—	(2)	—	—	(2)
Balance at 30 June 2008	—	(154)	(43)	—	—	(197)

Net book value:
Balance at 30 June 2008	47,611	17,198	11,452	17,467	4,870	98,598
Balance at 31 December 2007	34,248	16,601	10,843	13,795	5,233	80,720

The interest rates per annum at which borrowing costs were capitalised for the six-month period ended 30 June 2008 by the Company ranged from 3.8% to 7.0% (2007: 3.6% to 6.8%).

14	INTANGIBLE ASSETS

The Group

				Oilfield
				exploration
				and
				production
				right and
	Land use		Non-patent	operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2008	10,634	2,566	1,149	5,127	1,100	20,576
Additions for the period	136	277	89	50	45	597
Other transfer in	1,563	13	—	2	18	1,596
Transferred to other assets	(381)	(11)	—	—	(405)	(797)
Disposals	(2)	—	—	(6)	—	(8)
Balance at 30 June 2008	11,950	2,845	1,238	5,173	758	21,964
Accumulated Amortisation:
Balance at 1 January 2008	1,460	1,893	440	904	647	5,344
Amortisation charge for the period	166	104	54	109	50	483
Transferred to other assets	(342)	(10)	—	—	(238)	(590)
Written back on disposals	—	—	—	(3)	—	(3)
Balance at 30 June 2008	1,284	1,987	494	1,010	459	5,234

Net book value:
Balance at 30 June 2008	10,666	858	744	4,163	299	16,730
Balance at 31 December 2007	9,174	673	709	4,223	453	15,232

Except for the oilfield exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the oilfield exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the oilfield exploration and production right was 27 years. At 30 June 2008, the remaining amortisation period of the oilfield exploration and production right was 19.5 years.

The Company

				Oilfield
				exploration
				and
				production
				right and
	Land use		Non-patent	operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2008	5,225	2,203	1,025	5,042	483	13,978
Additions for the period	81	—	89	46	39	255
Transferred from subsidiaries	—	—	2	—	10	12
Other transfer in	1,127	2	—	—	18	1,147
Transferred to other assets	(25)	—	—	—	—	(25)
Disposals	(2)	—	—	(6)	—	(8)
Balance at 30 June 2008	6,406	2,205	1,116	5,082	550	15,359
Accumulated Amortisation:
Balance at 1 January 2008	333	1,733	365	900	325	3,656
Amortisation charge for the period	116	68	37	107	—	328
Transferred from subsidiaries	—	—	1	—	6	7
Written back on disposals	—	—	—	(3)	—	(3)
Balance at 30 June 2008	449	1,801	403	1,004	331	3,988

Net book value:
Balance at 30 June 2008	5,957	404	713	4,078	219	11,371
Balance at 31 December 2007	4,892	470	660	4,142	158	10,322

Except for the oilfield exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the oilfield exploration and production right from Sinopec Group Company. The oilfield exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the oilfield exploration and production right was 27 years. At 30 June 2008, the remaining amortisation period of the oilfield exploration and production right was 19.5 years.

15	GOODWILL

The Group
2008
RMB millions

Balance at 1 January	15,690
Net additions and exchange adjustments	17
Balance at 30 June	15,707
Less: Impairment losses	—
Net balance at 30 June	15,707

Goodwill is allocated to the following Group’s cash-generating units:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (ÒSinopec YanshanÓ)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (ÒSinopec ZhenhaiÓ)	4,043	4,043
Sinopec Qilu Branch (ÒSinopec QiluÓ)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (ÒSinopec YangziÓ)	2,737	2,737
Sinopec Zhongyuan Oil Field Branch (ÒSinopec ZhongyuanÓ)	1,500	1,500
Sinopec Shengli Oil Field Dynamic Company Limited (ÒDynamicÓ)	1,361	1,361
Hong Kong service stations	925	1,004
Multiple units without individually significant goodwill	1,825	1,729
	15,707	15,690

Goodwill represents the excess of cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan, Dynamic and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by the management covering a one year period and pre-tax discount rates primarily ranging from 13.9% to 16.9%. Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and its expectation for the development of international crude oil prices. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

16	LONG-TERM DEFERRED EXPENSES
Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES
The Group

	Assets		Liabilities		Net balance
	At	At	At	At	At	At
	30 June	31 December	30 June	31 December	30 June	31 December
	2008	2007	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	7,638	3,836	—	—	7,638	3,836
Accruals	6,565	2,613	—	—	6,565	2,613
Non-current
Fixed assets	2,681	2,705	(1,407)	(1,376)	1,274	1,329
Tax value of losses carried forward	1,029	176	—	—	1,029	176
Available-for-sale financial assets	—	—	(64)	(116)	(64)	(116)
Embedded derivative component
of the Convertible Bonds	64	803	—	—	64	803
Others	60	59	—	—	60	59
Deferred tax assets/(liabilities)	18,037	10,192	(1,471)	(1,492)	16,566	8,700

The Company
	Assets		Liabilities		Net balance
	At	At	At	At	At	At
	30 June	31 December	30 June	31 December	30 June	31 December
	2008	2007	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	7,490	3,709	—	—	7,490	3,709
Accruals	6,546	2,594	—	—	6,546	2,594
Non-current
Fixed assets	2,065	2,259	(577)	(584)	1,488	1,675
Embedded derivative component
of the Convertible Bonds	64	803	—	—	64	803
Others	40	53	—	—	40	53
Deferred tax assets/(liabilities)	16,205	9,418	(577)	(584)	15,628	8,834

Movements in the deferred tax assets and liabilities are as follows:

The Group
		Recognised in
	Balance at	consolidated	Recognised in	Balance at
	1 January	income	capital	30 June
	2008	statement	reserve	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,836	3,802	—	7,638
Accruals	2,613	3,952	—	6,565
Non-current
Fixed assets	1,329	(55)	—	1,274
Tax value of losses carried forward	176	853	—	1,029
Available-for-sale financial assets	(116)	—	52	(64)
Embedded derivative component of the Convertible Bonds	803	(739)	—	64
Others	59	1	—	60
Net deferred tax assets	8,700	7,814	52	16,566

The Company
	Balance at	Recognised	Balance at
	1 January	in income	30 June
	2008	statement	2008
	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,709	3,781	7,490
Accruals	2,594	3,952	6,546
Non-current
Fixed assets	1,675	(187)	1,488
Embedded derivative component of the Convertible Bonds	803	(739)	64
Others	53	(13)	40
Net deferred tax assets	8,834	6,794	15,628

18	IMPAIRMENT LOSSES
At 30 June 2008, impairment losses of the Group are analysed as follows:

			Balance at	Provision for	Written back	Written off	Balance at
		Note	1 January 2008	the period	for the period	for the period	30 June 2008
			RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

	Allowance for doubtful accounts
Included:	Trade accounts receivable	7	2,882	66	(79)	(71)	2,798
	Other receivables	8	3,076	9	(60)	(42)	2,983
			5,958	75	(139)	(113)	5,781
	Provision for diminution in
value of inventories		10	4,572	16,030	(20)	(3,961)	16,621
	Long-term equity investments	11	305	—	—	(18)	287
	Fixed assets	12	8,938	131	—	(310)	8,759
	Construction in progress	13	197	2	—	—	199
	Total		19,970	16,238	(159)	(4,402)	31,647

At 30 June 2008, impairment losses of the Company are analysed as follows:

			Balance at	Provision for	Written back	Written off	Transferred from	Balance at
		Note	1 January 2008	the period	for the period	for the period	a subsidiary	30 June 2008
			RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

	Allowance for doubtful accounts
Included:	Trade accounts receivable	7	2,363	62	(75)	(4)	32	2,378
	Other receivables	8	3,404	4	(50)	(18)	—	3,340
			5,767	66	(125)	(22)	32	5,718
	Provision for diminution in
value of inventories		10	4,321	15,712	(20)	(3,711)	—	16,302
	Long-term equity investments	11	118	—	—	(13)	53	158
	Fixed assets	12	7,177	123	—	(304)	63	7,059
	Construction in progress	13	195	2	—	—	—	197
	Total		17,578	15,903	(145)	(4,050)	148	29,434

See the note of each class of assets for the reason for its impairment losses recognised for the period.

19	SHORT-TERM LOANS
The Group’s and the Company’s short-term loans represent:

	The Group	The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term bank loans	46,243	21,294	7,753	7,429
Loans from Sinopec Group Company and fellow subsidiaries	20,986	15,660	12,248	14,523
Total	67,229	36,954	20,001	21,952

The Group’s and the Company’s weighted average interest rates per annum on short-term loans were 5.1% (2007: 5.4%) and 5.8% (2007: 5.4%), respectively at 30 June 2008. The majority of the above loans are by credit.

Except for the balances disclosed in Note 45, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 30 June 2008 and 31 December 2007, the Group and the Company had no significant overdue short-term loan.

20	BILLS PAYABLE
Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. The repayment term is normally within one year.

21	TRADE ACCOUNTS PAYABLE
Except for the balances disclosed in Note 45, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

At 30 June 2008 and 31 December 2007, the Group and the Company had no individually significant trade accounts payable aged over one year.

22	RECEIPTS IN ADVANCE
Except for the balances disclosed in Note 45, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

At 30 June 2008 and 31 December 2007, the Group and the Company had no individually significant receipts in advance aged over one year.

23	STAFF COSTS PAYABLE
At 30 June 2008 and 31 December 2007, the Group’s and the Company’s staff costs payable primarily represented wages payable and social insurance payable.

24	TAXES PAYABLE

	The Group	The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Value-added tax	(10,540)	(2,828)	(7,327)	(2,351)
Consumption tax	1,431	2,018	1,078	1,592
Income tax	5,070	10,479	3,138	8,979
Special oil income levy	10,076	4,508	10,060	4,211
Resources tax	1,588	1,327	1,445	1,176
Other taxes	1,699	2,058	1,476	1,776
Total	9,324	17,562	9,870	15,383

25	OTHER PAYABLES
At 30 June 2008 and 31 December 2007, the Group’s and the Company’s other payables primarily represented payables for constructions and provision for onerous contracts for purchase of crude oil.

Except for the balances disclosed in Note 45, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 30 June 2008 and 31 December 2007, the Group and the Company had no individually significant other payables aged over three years.

At 30 June 2008, the Group has entered into certain non-cancellable purchase commitment contracts of crude oil for delivery in the six-month period ending 31 December 2008. Due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, the Group has determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 22,400 million (2007: RMB 6,700 million) was recognised in accordance with the policy set out in Note 3(14) at 30 June 2008.

26	CURRENT PORTION OF NON-CURRENT LIABILITIES
The Group’s and the Company’s current portion of non-current liabilities represent:

	The Group	The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
– Renminbi loans	18,000	11,659	17,410	11,073
– Japanese Yen loans	265	356	265	356
– US Dollar loans	126	218	93	175
– Euro loans	93	26	93	26
	18,484	12,259	17,861	11,630
Long-term other loans
– Renminbi loans	24	1,022	—	1,000
– US Dollar loans	7	5	2	3
	31	1,027	2	1,003
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	270	180	170	180

Total current portion of non-current liabilities	18,785	13,466	18,033	12,813

At 30 June 2008 and 31 December 2007, the Group and the Company had no significant overdue long-term loan.

27	LONG-TERM LOANS
The Group’s and the Company’s long-term loans represent:

		The Group		The Company
		At 30 June	At 31 December	At 30 June	At 31 December
	Interest rate and final maturity	2008	2007	2008	2007
		RMB millions	RMB millions	RMB millions	RMB millions

Third parties debts
Long-term bank loans
Renminbi loans	Interest rates ranging from interest free
	to 9.1% per annum at 30 June 2008
	with maturities through 2018	45,523	46,912	32,688	36,762
Japanese Yen loans	Interest rates ranging from 2.6%
	to 3.0% per annum at 30 June 2008
	with maturities through 2024	1,976	2,147	1,976	2,147
US Dollar loans	Interest rates ranging from interest free
	to 7.4% per annum at 30 June 2008
	with maturities through 2031	7,689	1,189	555	857
Euro loans	Interest rate ranging from 6.6%
	to 6.7% per annum at 30 June 2008
	with maturities through 2011	264	78	264	78
Hong Kong Dollar loans	Floating rate at Hong Kong Interbank Offer
	Rate plus 0.5% per annum at 31 December 2007,
	paid off at 30 June 2008	—	375	—	—
Less: Current portion		18,484	12,259	17,861	11,630
Long-term bank loans		36,968	38,442	17,622	28,214
Long-term other loans
Renminbi loans	Interest rates ranging from interest free
	to 5.2% per annum at 30 June 2008
	with maturities through 2011	2,075	3,075	2,006	3,006
US Dollar loans	Interest rates ranging from interest free
	to 2% per annum at 30 June 2008
	with maturities through 2015	38	38	28	28
Less: Current portion		31	1,027	2	1,003
Long-term other loans		2,082	2,086	2,032	2,031
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Interest rates ranging from interest free
	to 7.3% per annum at 30 June 2008
	with maturities through 2020	37,140	37,360	36,070	36,990
Less: Current portion		270	180	170	180
Long-term loans from Sinopec Group Company and fellow subsidiaries		36,870	37,180	35,900	36,810

Total		75,920	77,708	55,554	67,055

The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions

Between one and two years	13,594	19,604	9,097	17,375
Between two and five years	21,514	18,292	9,669	12,787
After five years	40,812	39,812	36,788	36,893
Total long-term loans	75,920	77,708	55,554	67,055

At 30 June 2008, the Group and the Company had loans from third parties secured by fixed assets amounting to RMB 59 million (2007: RMB 87 million) and RMB 6 million (2007: RMB 26 million). The remaining long-term loans are by credit.

Except for the balances disclosed in Note 45, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

28	DEBENTURES PAYABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term corporate bonds (i)	—	10,074	—	10,074
Debentures payable:
– Corporate Bonds (ii)	28,500	28,500	28,500	28,500
– Convertible Bonds (iii)	10,560	14,106	10,560	14,106
– Convertible Bonds with Warrants (iv)	23,419	—	23,419	—
	62,479	42,606	62,479	42,606

(i)
The Company issued 182-day corporate bonds of face value at RMB 10 billion to corporate investors in the PRC debenture market on 22 October 2007 at par value of RMB 100. The effective yield of the 182-day corporate bond is 4.12% per annum. The corporate bonds were redeemed in April 2008.

(ii)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the ÒConvertible BondsÓ).  The Convertible Bonds are convertible into H shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company.  Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount.  The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right.  The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

At 30 June 2008, the carrying amounts of liability and derivative components of the Convertible Bonds were RMB 9,696 million and RMB 864 million, respectively. No conversion of the Convertible Bonds has occurred up to 30 June 2008.

At 30 June 2008 and 31 December 2007, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2008	2007

Stock price of underlying shares	HKD 7.30	HKD 11.78
Conversion price	HKD 10.76	HKD 10.76
Volatility	39%	46%
Average risk free rate	3.66%	3.60%
Average expected life	4.3 years	4.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 31 December 2007 to 30 June 2008 resulted in a fair value gain of RMB 2,956 million (2007 : fair value loss of RMB 897 million), which has been recorded as Òfair value gain/(loss)Ó in the income statement for the six-month period ended 30 June 2008.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not have been separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

28 DEBENTURES PAYABLE (Continued)

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the ÒBonds with WarrantsÓ). The Bonds with Warrants with fixed interest rate of 0.8% per annum and interest payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company. Each lot of the Bonds with Warrants, comprising ten Bonds with Warrants are entitled to warrants (the ÒWarrantsÓ) to subscribe 50.5 A shares of the Company during the 5 trading days prior to 3 March 2010 at an initial exercise price of RMB 19.68 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company.

As at 30 June 2008, the exercise price of the Warrants was adjusted to RMB 19.49 per share as a result of the final dividend in respect of the year ended 31 December 2007 declared during the six-month period ended 30 June 2008.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. The excess of proceeds from the issuance of the Bonds with Warrants, net of issuance costs, over the amount initially recognised as the liability component is recognised as the equity component in capital reserve until either the Warrants is exercised or expired. Should the equity component not be separated out and the entire Bonds with Warrants is considered as the liability component, the effective interest rate would have been 0.8%. The initial carrying amounts of liability and equity components of the Bonds with Warrants were RMB 22,971 million and RMB 6,879 million upon issuance, respectively.

29	PROVISIONS

Provision primarily represents provision for future dismantlement costs of oil and gas properties. As at and before 31 December 2006, the Group did not have legal obligation nor constructive obligation to take any dismantlement measures for its retired oil and gas properties. During the six-month period ended 30 June 2007, due to the rising environmental concern in the PRC, the Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. During the six-month period ended 30 June 2008, the Group and the Company recognised provisions of RMB 291 million and RMB 270 million (2007: RMB 183 million and RMB 141 million) in respect of its obligations for the dismantlement of its retired oil and gas properties, and accretion expenses of RMB 206 million and RMB 206 million (2007: RMB 155 million and RMB 155 million), respectively. At 30 June 2008, the aggregate amount of provision in respect of the obligations for the dismantlement of the Group’s and the Company’s retired oil and gas properties were RMB 8,041 million (2007: RMB 7,544 million) and RMB 7,724 million (2007: RMB 7,248 million), respectively.

30	SHARE CAPITAL

	The Group and the Company
	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions

Registered, issued and fully paid:
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (ÒADSsÓ, each representing 100 H shares) at prices of HK$1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. 66,337,951,000 domestic stated-owned A shares have been granted trading right upon settlement of the above consideration. The 784,000,000 stated-owned A shares paid to the shareholders of the listed A shares were tradable on 10 October 2006.

All the domestic ordinary shares and H shares rank pari passu in all material aspects.

KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

31	CAPITAL RESERVE
The movements in capital reserve are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January	38,391	38,553	38,175	36,526
Change in fair value of available-for-sale financial assets,
net of deferred tax (i)	(1,666)	2,892	(1,568)	2,711
Issuance of the Bond with Warrants (ii)	6,879	—	6,879	—
Acquisition of Refinery plants, net of contributions from
Sinopec Group Company (Note 1)	—	(2,400)	—	(1,062)
Transferred to retained profits and surplus reserves (iii)	—	(654)	—	—
Distribution to Sinopec Group Company (iv)	(59)	—	(59)	—
Balance at 30 June/31 December	43,545	38,391	43,427	38,175

The capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital; and (c) adjustment for change in fair value of available-for-sale financial assets.

(i)	The available-for-sale financial assets held by the Group and the Company are carried at fair value with any change in fair value, net of deferred tax, recognised directly in capital reserve.

(ii)	In February 2008, the Company issued the Bonds with Warrants in the PRC. The fair value of the relevant warrants was recognised in capital reserve.

(iii)
During the year ended 31 December 2007, the Group acquired the Refinery Plants (Note 1). According to the accounting policy of business combination involving entities under common control (Note 3(1)(a)), the Group’s proportionate shares in retained profits and surplus reserves of Refinery Plants on the acquisition date, were transferred out from capital reserve.

(iv)
During the six-month period ended 30 June 2008, the Group acquired certain assets and liabilities, relating to the oil field downhole operations (the ÒDownhole AssetsÓ) from Sinopec Group Company. The difference between the consideration paid over the amount of the net asset acquired from the Downhole Assets was recognised in capital reserve.

32	SURPLUS RESERVES
Movements in surplus reserves are as follows:

	The Group and the Company
	Statutory	Discretionary
	surplus	surplus
	reserve	reserve	Total
	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008	37,797	27,000	64,797
Appropriation	595	—	595
Balance at 30 June 2008	38,392	27,000	65,392

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

33	OPERATING INCOME AND COST OF SALES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Income from principal operations	722,429	551,361	508,127	398,573
Income from other operations	12,354	12,509	11,357	10,394
Total	734,783	563,870	519,484	408,967

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. Cost of sales primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 50.

For the six-month period ended 30 June 2008, revenue from sales to top five customers amounted to RMB 61,148 million (2007: RMB 37,409 million) which accounted for 8% (2007: 7%) of total operating income of the Group.

34	SALES TAXES AND SURCHARGES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Consumption tax	8,553	7,586	6,760	6,050
Special oil income levy	16,544	3,290	15,652	3,067
City construction tax	1,760	1,919	1,509	1,501
Education surcharge	958	1,038	838	832
Resources tax	437	443	417	416
Business tax	199	180	156	130
Total	28,451	14,456	25,332	11,996

35   FINANCIAL EXPENSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Interest expenses incurred	5,707	4,065	4,695	2,953
Less: Capitalised interest expenses	350	308	182	182
Net interest expenses	5,357	3,757	4,513	2,771
Accretion expenses	206	155	206	155
Interest income	(212)	(372)	(102)	(199)
Foreign exchange loss	367	66	63	7
Foreign exchange gain	(2,060)	(846)	(945)	(478)
Total	3,658	2,760	3,735	2,256

36	EXPLORATION EXPENSES
Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

37	IMPAIRMENT LOSSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Receivables	(64)	(69)	(59)	(28)
Inventories	16,010	(38)	15,692	(19)
Fixed assets	131	1,485	123	1,467
Construction in progress	2	157	2	157
Total	16,079	1,535	15,758	1,577

38	FAIR VALUE GAIN/(LOSS)

	The Group and the Company Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions

Fair value gain/(loss) on the derivative component of the Convertible Bonds (Note 28(iii))	2,956	(897)

39	INVESTMENT INCOME

	The Group Six-month periods ended 30 June		The Company Six-month periods ended 30 June
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Investment income from Subsidiaries (Note)	—	—	3,598	7,593
Investment income from associates and jointly controlled entities	1,358	2,214	1,106	1,497
Other investment income	319	666	102	174
Total	1,677	2,880	4,806	9,264

Note:
Before 2007, investments in subsidiaries of the Company were accounted for under the equity method. Therefore, cash dividends of RMB 7,593 million distributed by subsidiaries of the Company in respect of prior years were reduced the carrying amount of investments in subsidiaries during the six-month period ended 30 June 2007. According to the requirement of the ÒChina Accounting Standards Bulletin No.1Ó, issued by the MOF in November 2007, the Company’s investments in subsidiaries are accounted for using the cost method effective from the acquisition date, and the cash dividends of subsidiaries received by the Company are recognised as investment income accordingly. Retrospective adjustment is made to the comparative figures of the Company’s financial statements for the six-month period ended 30 June 2007, as previously reported. The change does not have impact on the comparative financial statements of the Group.

40	NON-OPERATING INCOME

	The Group Six-month periods ended 30 June		The Company Six-month periods ended 30 June
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Gain on disposal of fixed assets	120	54	105	44
Grant (Note)	33,402	—	22,358	—
Others	243	115	206	67
Total	33,765	169	22,669	111

Note:
During the six-month period ended 30 June 2008, the Group recognised grant income of RMB 33,402 million (2007: RMB nil). These grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the six-month period ended 30 June 2008. There are no unfulfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grant in the future.

41	NON-OPERATING EXPENSES

	The Group Six-month periods ended 30 June		The Company Six-month periods ended 30 June
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Loss on disposal of fixed assets	23	344	21	279
Fines, penalties and compensation	55	19	53	18
Donations	77	45	71	17
Others	310	345	270	266
Total	465	753	415	580

42	INCOME TAX EXPENSE

	The Group Six-month periods ended 30 June		The Company Six-month periods ended 30 June

	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Provision for PRC income tax for the period	7,699	16,154	4,589	10,920
Deferred taxation	(7,814)	(276)	(6,761)	(355)
Adjustment for provision for income tax in respect of proceeding year	216	249	72	249
Total	101	16,127	(2,100)	10,814

Reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

	The Group Six-month periods ended 30 June		The Company Six-month periods ended 30 June

	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Profit before taxation	9,516	52,701	3,852	42,883
Expected PRC income tax expense at a statutory tax rate of 25% (2007: 33%)	2,379	17,391	963	14,151
Tax effect of non-deductible expenses	200	302	62	234
Tax effect of non-taxable income	(2,715)	(1,136)	(2,661)	(3,222)
Tax effect of differential tax rate (Note)	(234)	(972)	(536)	(795)
Tax effect of tax losses not recognised	255	38	—	—
Adjustment for provision for income tax in respect of proceeding year	216	249	72	249
Tax credit for domestic equipment purchases	—	(500)	—	(500)
Effect of change in tax rate on deferred tax	—	755	—	697
Actual tax expense	101	16,127	(2,100)	10,814

Note:
The provision for PRC current income tax is based on a statutory rate of 25% (2007: 33%) of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at preferential rates of 15% .

43	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Articles of Association of the Company and the resolution passed at the Board of Directors’ meeting on 22 August 2008, an interim dividend for the year ending 31 December 2008 of RMB 0.03 (2007: RMB 0.05) per share totalling RMB 2,601 million (2007: RMB 4,335 million) was declared.

	(b)	Dividends of ordinary shares declared during the period

Pursuant to the shareholders’ approval at the Annual General Meeting on 26 May 2008, a final dividend of RMB 0.115 per share totalling RMB 9,971 million in respect of the year ended 31 December 2007 was declared and paid on 30 June 2008.

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2007, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2006 was declared and paid on 29 June 2007.

44	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

		The Group Six-month periods ended 30 June		The Company Six-month periods ended 30 June

		2008	2007	2008	2007
		RMB millions	RMB millions	RMB millions	RMB millions

Net profit		9,339	35,110	5,952	32,069
Add:	Impairment losses on assets	16,079	1,535	15,758	1,577
	Depreciation of fixed assets	20,631	19,214	17,275	13,874
	Amortisation of intangible assets	483	372	328	258
	Dry hole costs	1,156	2,157	1,156	2,157
	Net (gain)/loss on disposal of fixed assets	(97)	290	(84)	235
	Fair value (gain)/loss	(2,956)	897	(2,956)	897
	Financial expenses	3,658	2,760	3,735	2,256
	Investment income	(1,677)	(2,880)	(4,806)	(9,264)
	(Increase)/decrease in deferred tax assets	(7,845)	160	(6,754)	90
	Increase/(decrease) in deferred tax liabilities	31	(436)	(7)	(445)
	Increase in inventories	(63,427)	(11,007)	(63,269)	(1,292)
	Increase in operating receivables	(25,220)	(12,401)	(3,429)	(10,321)
	Increase in operating payables	55,755	27,465	77,218	20,984
	Minority interests	76	1,464	—	—
Net cash flow from operating activities		5,986	64,700	40,117	53,075

(b)	Net change in cash and cash equivalents:

	The Group Six-month periods ended 30 June		The Company Six-month periods ended 30 June

	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Cash balance at the end of the period	157	49	57	5
Less: Cash balance at the beginning of the period	108	15	24	5
Add: Cash equivalents at the end of the period	8,309	9,877	3,890	4,694
Less: Cash equivalents at the beginning of the period	7,588	7,048	3,055	2,758
Net increase of cash and cash equivalents	770	2,863	868	1,936

(c)	The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Cash
– Cash in hand	157	108	57	24
– Demand deposits	8,309	7,588	3,890	3,055
Cash and cash equivalents at the end of the period	8,466	7,696	3,947	3,079

45	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(a)	Related parties having the ability to exercise control over the Group

		The name of the company	:	China Petrochemical Corporation
		Organisation code	:	10169286-X
		Registered address	:	No. 6A, Huixin East Street, Chaoyang District, Beijing
		Principal activities	:
Processing crude oil into refined products and petrochemical products, petrochemical products which include: petrochemical products made from crude oil and natural gas; production, sale and import and export of synthetic fibre and synthetic fibre monomer.

		Relationship with the Group	:	Ultimate holding company
		Types of legal entity	:	State-owned
		Authorised representative	:	Su Shulin
		Registered capital	:	RMB 104,912 million

There is no movement in the above registered capital for the six-month period ended 30 June 2008.

For the six-month period ended 30 June 2008, Sinopec Group Company held 75.84% shares of the Company and there is no change on percentage shareholding during this reporting period.

	(b)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Qingdao Petrochemical Company
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
BPZR (Ningbo) LPG Co., Ltd

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Yueyang Sinopec and Shell Coal Gasification Company Limited
Fujian Refining and Petrochemical Company Limited

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group Six-month periods ended 30 June		The Company Six-month periods ended 30 June

	Note	2008	2007	2008	2007
		RMB millions	RMB millions	RMB millions	RMB millions

Sales of goods	(i)	92,166	73,102	47,178	40,268
Purchases	(ii)	35,355	32,481	15,091	19,747
Transportation and storage	(iii)	540	527	480	431
Exploration and development services	(iv)	13,799	13,345	13,452	12,764
Production related services	(v)	4,357	6,466	4,067	3,672
Ancillary and social services	(vi)	805	801	795	786
Operating lease charges	(vii)	1,949	1,858	1,821	1,747
Agency commission income	(viii)	36	40	—	—
Interest received	(ix)	13	16	58	6
Interest paid	(x)	566	347	416	313
Net deposits (placed with)/withdrawn from related parties	(xi)	(265)	194	(344)	59
Net loans obtained from/(repaid to) related parties	(xii)	5,106	(900)	(3,195)	(1,293)

The amounts set out in the table above in respect of the six-month periods ended 30 June 2008 and 2007 represent the relevant costs to the Group and the Company and income from related parties as determined by the corresponding contracts with the related parties.

At 30 June 2008 and 31 December 2007, there were no guarantees given to banks by the Group and the Company in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

45	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

Notes:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipments.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

		(xi)	Deposits placed with/withdrawn from related parties represent net deposits placed with/withdrawn from Sinopec Finance Company Limited.

(xii)
The Group obtained loans from/repaid loans to Sinopec Group Company and Sinopec Finance Company Limited. The calculated periodic balance of average loan for six-month period ended 30 June 2008, which is based on monthly average balances, was RMB 49,653 million (2007: RMB 45,941 million).

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2008. The terms of these agreements are summarised as follows:

(a)
The Company entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (ÒMutual Provision AgreementÓ) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

		|	the government-prescribed price;
		|	where there is no government-prescribed price, the government guidance price;
		|	where there is neither a government-prescribed price nor a government guidance price, the market price; or
		|	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 3,234 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount can not exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months’ notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 26 June 2008, the Group acquired the Downhole Assets from Sinopec Group Company, primarily fixed assets with net book value of RMB 1,542 million, for a cash consideration of RMB 1,624 million, which approximated the net carrying value of the assets and liabilities of the Downhole Assets.

45	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(d) Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 30 June 2008 and 31 December 2007 are as follows:

	The ultimate holding company		Other related companies
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Cash and cash equivalents	—	—	603	338
Trade accounts receivable	—	—	13,744	3,990
Advance payments and other receivables	8,073	5,364	3,946	1,718
Trade accounts payable	—	—	7,282	5,472
Receipts in advance	—	—	1,744	1,531
Other payables	317	243	11,714	11,133
Short-term loans	—	—	20,986	15,660
Long-term loans (including current portion) (Note)	—	—	37,140	37,360

	Note:	The Sinopec Group Company had lent an interest-free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

As at and for the six-month period ended 30 June 2008, and as at and for the year ended 31 December 2007, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(e)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management compensations are as follows:

	Six-month periods ended 30 June

	2008	2007
	RMB thousands	RMB thousands

Short-term employee benefits	4,031	2,469
Retirement scheme contributions	158	91
	4,189	2,560

46	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as ÒprovedÓ. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the straight-line method.

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered ÒimpairedÓ, and an impairment loss may be recognised in accordance with ÒASBE 8 – Impairment of AssetsÓ. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

46	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(f) Provision for onerous contracts for purchases of crude oil

A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Group from a contact for purchase of crude oil are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the estimated cost of terminating the purchase contract and the estimated net cost of continuing with the contract. The Group bases the estimates on all available information, including the current market prices of crude oil and refined petroleum products, and historical operating costs. If the actual purchase prices of crude oil or the costs of completion were to be higher, or the actual selling prices of refined petroleum products were to be lower, the actual losses incurred under the onerous contracts could be higher than the estimated provision.

47	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group’s financial statements for the six-month period ended 30 June 2008. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group:

Name of enterprise	Registered capital/paid-up capital RMB millions	Percentage of equity interest /voting right held by the Group %	Principal activities

(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	1,663	100.00	Trading of petrochemical products and equipment
	Sinopec Sales Company Limited	1,700	100.00	Marketing and distribution of refined petroleum products
	Sinopec Yangzi Petrochemical Company Limited	16,337	100.00	Manufacturing of intermediate petrochemical products and petroleum products
	Sinopec Fujian Petrochemical Company Limited (i)	2,253	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

	Sinopec Shanghai Petrochemical Company Limited	7200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products

	Sinopec Kantons Holdings Limited	HKD 104	72.34	Trading of crude oil and petroleum products
	Sinopec Wuhan Petroleum Group Company Limited (i)	147	46.25	Marketing and distribution of refined petroleum products

	Sinopec Yizheng Chemical Fibre Company Limited (i)	4000	42.00	Production and sale of polyester chips and polyester fibres

	China International United Petroleum and Chemical Company Limited	3,040	100.00	Trading of crude oil and petrochemical products
	Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60.00	Marketing and distribution of refined petroleum products
	BP Sinopec (Zhejiang) Petroleum Company Limited	800	60.00	Marketing and distribution of refined petroleum products
	Sinopec Qingdao Refining and Chemical Company Limited	800	85.00	Manufacturing of intermediate petrochemical products and petroleum products
	Sinopec Senmei (Fujian) Petroleum Ltd.	1,840	55.00	Marketing and distribution of refined petroleum products
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Zhongyuan Petrochemical Company Limited	2,400	93.51	Manufacturing of chemical products
	Sinopec Hainan Refining and Chemical Company Limited	3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products

(i)	The Group consolidated the financial statements of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

48	COMMITMENTS

Operating lease commitments

The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2008, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	5,159	4,620	5,051	4,373
Between one and two years	5,072	4,497	4,974	4,365
Between two and three years	4,890	4,477	4,823	4,351
Between three and four years	4,818	4,407	4,789	4,292
Between four and five years	4,795	4,465	4,771	4,355
After five years	114,364	119,726	114,228	116,590
Total	139,098	142,192	138,636	138,326

Capital commitments
At 30 June 2008 and 31 December 2007, the capital commitments are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	122,056	130,816	110,496	118,506
Authorised but not contracted for	105,490	114,854	96,350	83,626
Total	227,546	245,670	206,846	202,132

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 210 million for the six-month period ended 30 June 2008 (2007: RMB 303 million).

Estimated future annual payments are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	168	218	168	218
Between one and two years	98	150	98	150
Between two and three years	42	66	42	66
Between three and four years	21	20	21	20
Between four and five years	19	19	19	19
Thereafter	696	656	696	656
Total	1,044	1,129	1,044	1,129

The implementation of commitments in previous period and the Group’s commitments did not have material discrepancy.

49	CONTINGENT LIABILITIES
(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 30 June 2008, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	RMB millions	RMB millions	RMB millions	RMB millions

Subsidiaries	—	—	2,228	2,361
Associates and jointly controlled entities	9,838	9,812	9,618	9,618
Total	9,838	9,812	11,846	11,979

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2008 and 31 December 2007, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 1,113 million for the six-month period ended 30 June 2008 (2007: RMB 1,098 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

50	SEGMENT REPORTING
The Group has five operating segments as follows:

(i) Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv) Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v) Others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group’s segments are the same as those described in the principal accounting policies (Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

50	SEGMENT REPORTING (Continued)
Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2008 RMB millions	2007 RMB millions
Income from principal operations
Exploration and production
External sales	13,883	8,758
Inter-segment sales	76,314	48,260
	90,197	57,018
Refining
External sales	70,478	53,208
Inter-segment sales	319,384	252,109
	389,862	305,317
Marketing and distribution
External sales	388,801	307,083
Inter-segment sales	1,678	1,240
	390,479	308,323
Chemicals
External sales	115,363	104,598
Inter-segment sales	13,817	7,330
	129,180	111,928
Others
External sales	133,904	77,714
Inter-segment sales	277,064	124,424
	410,968	202,138
Elimination of inter-segment sales	(688,257)	(433,363)

Income from principal operations	722,429	551,361
Income from other operations
Exploration and production	6,462	5,706
Refining	2,338	2,577
Marketing and distribution	460	224
Chemicals	2,825	3,792
Others	269	210
Income from other operations	12,354	12,509

Consolidated operating income	734,783	563,870

Operating profit/(loss)
By segment
Exploration and production	28,546	22,740
Refining	(73,879)	5,783
Marketing and distribution	16,782	17,143
Chemicals	4,477	8,629
Others	(685)	(233)
Total segment operating (loss)/profit	(24,759)	54,062
Financial expenses	(3,658)	(2,760)
Fair value gain/(loss)	2,956	(897)
Investment income	1,677	2,880
Operating (loss)/profit	(23,784)	53,285
Add: Non-operating income	33,765	169
Less: Non-operating expenses	465	753
Profit before taxation	9,516	52,701
Less: Income tax expense	101	16,127
Net profit	9,415	36,574

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. ÒUnallocated assetsÓ consists primarily of cash and cash equivalents, equity investments and deferred tax assets. ÒUnallocated liabilitiesÓ consists primarily of bank loans, income tax payable and deferred tax liabilities.

Investments in and share of profits from associates and jointly controlled entities are included in the segments in which the associates and jointly controlled entities operate. Information on associates and jointly controlled entities is included in Note 11. Additions to long-lived assets by operating segment are included in Notes 12 and 13.

50	SEGMENT REPORTING (Continued)

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions

Assets
Segment assets
Exploration and production	199,823	184,942
Refining	241,870	192,687
Marketing and distribution	139,812	125,596
Chemicals	119,333	121,482
Others	52,422	36,608
Total segment assets	753,260	661,315
Investment in associates and jointly controlled entities
Exploration and production	1,503	1,080
Refining	5,978	3,915
Marketing and distribution	5,487	5,355
Chemicals	11,190	12,176
Others	5,343	7,062
Aggregate investment in associates and jointly controlled entities	29,501	29,588
Unallocated assets	37,795	27,669

Total assets	820,556	718,572
Liabilities
Segment liabilities
Exploration and production	46,551	44,816
Refining	66,468	44,593
Marketing and distribution	34,007	29,668
Chemicals	19,222	20,454
Others	89,492	51,783
Total segment liabilities	255,740	191,314
Unallocated liabilities	233,517	200,911
Total liabilities	489,257	392,225

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (including fixed assets, construction in progress and intangible assets) that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions

Capital expenditure for the period
Exploration and production	20,981	18,277
Refining	3,849	6,292
Marketing and distribution	4,548	4,922
Chemicals	5,907	3,296
Others	1,251	1,071
	36,536	33,858
Depreciation, depletion and amortisation for the period
Exploration and production	9,532	8,191
Refining	4,444	4,298
Marketing and distribution	2,312	2,074
Chemicals	4,254	4,607
Others	572	416
	21,114	19,586
Impairment losses on long-lived assets for the period
Exploration and production	—	25
Refining	—	923
Marketing and distribution	130	571
Chemicals	3	123
	133	1,642

51	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, trade accounts receivable, bills receivable, advance payments and other receivables. Financial liabilities of the Group include short-term and long-term loans, trade accounts payable, bills payable, debentures payable and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 30 June 2008 and 31 December 2007.

The Group has exposure to the following risks from its use of financial instruments:

| credit risk;

| liquidity risk; and

| market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligation. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2008, the Group had standby credit facilities with several PRC financial institutions which allowed the Group to borrow up to RMB 172,000 million (2007: RMB 164,500 million) on an unsecured basis, at a weighted average interest rate of 5.247% (2007: 5.619%). At 30 June 2008, the Group’s outstanding borrowings under these facilities were RMB 21,519 million (2007: RMB 13,269 million) and were included in short-term loans.

51	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	At 30 June 2008
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term loans	67,229	68,821	68,821	—	—	—
Current portion of non-current liabilities	18,785	19,469	19,469	—	—	—
Long-term loans	75,920	83,372	2,410	15,585	23,769	41,608
Debentures payable	62,479	83,541	1,723	1,724	13,441	66,653
	224,413	255,203	92,423	17,309	37,210	108,261

	At 31 December 2007
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term loans	36,954	38,058	38,058	—	—	—
Current portion of non-current liabilities	13,466	14,095	14,095	—	—	—
Short-term debentures payable	10,074	10,201	10,201	—	—	—
Long-term loans	77,708	84,854	2,422	21,551	20,151	40,730
Debentures payable	42,606	54,340	1,484	1,484	12,912	38,460
	180,808	201,548	66,260	23,035	33,063	79,190

The Company

	At 30 June 2008
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term loans	20,001	20,562	20,562	—	—	—
Current portion of non-current liabilities	18,033	18,700	18,700	—	—	—
Long-term loans	55,554	58,684	1,201	10,024	10,600	36,859
Debentures payable	62,479	83,541	1,723	1,724	13,441	66,653
	156,067	181,487	42,186	11,748	24,041	103,512

	At 31 December 2007
	Carrying amount RMB millions	Total Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term loans	21,952	22,634	22,634	—	—	—
Current portion of non-current liabilities	12,813	13,403	13,403	—	—	—
Short-term debentures payable	10,074	10,201	10,201	—	—	—
Long-term loans	67,055	71,312	1,783	18,725	13,824	36,980
Debentures payable	42,606	54,340	1,484	1,484	12,912	38,460
	154,500	171,890	49,505	20,209	26,736	75,440

51	FINANCIAL INSTRUMENTS (Continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a) Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term loans denominated in US Dollars, Japanese Yen and Hong Kong Dollars.

The Group has no hedging policy on foreign currency balances, and principally reduces the currency risk by monitoring the level of foreign currency.

Included in short-term and long-term loans of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2008	2007	2008	2007
	millions	millions	millions	millions

US Dollars	USD 5,620	USD 780	USD 558	USD 121
Japanese Yen	JPY 30,631	JPY 33,494	JPY 30,631	JPY 33,494
Hong Kong Dollars	HKD 12,061	HKD 15,135	HKD 12,011	HKD 15,064

A 5% strengthening of Renminbi against the following currencies at 30 June 2008 and 31 December 2007 would have increased net profit for the period and retained profits of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 31 December 2007.

	The Group
	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions

US Dollars	1,445	191
Japanese Yen	74	72
Hong Kong Dollars	398	475

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 19 and Note 27, respectively.

As at 30 June 2008, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year and retained profits by approximately RMB 451 million (for the year ended 31 December 2007: RMB 154 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 31 December 2007.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2008, the Group is exposed to this risk through the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 28.

At 30 June 2008, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net profit for the period and retained profits by approximately RMB 485 million (for the year ended 31 December 2007: RMB 1,280 million); a decrease of 20% in the Company’s own share price would increase the Group’s net profit for the period and retained profits by approximately RMB 350 million (for the year ended 31 December 2007: RMB 1,285 million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

51	FINANCIAL INSTRUMENTS (Continued)

Fair values

The fair values of the Group’s financial instruments (other than long-term indebtedness and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 5.71% to 7.74% (2007: 5.40% to 6.97%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2008 and 31 December 2007:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions

Carrying amount	120,044	96,420
Fair value	119,059	95,600

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

The fair value of available-for-sale financial assets, which amounted to RMB 370 million as at 30 June 2008 (2007: RMB 653 million) was based on quoted market price on a PRC stock exchange. Unquoted other investments in equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as at 30 June 2008 and 31 December 2007.

52	EXTRAORDINARY GAIN AND LOSS

Pursuant to ÒQuestions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 – Extraordinary gain and lossÓ (2007 revised), the extraordinary gains and losses of the Group are as follows:

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions

Extraordinary gain and loss for the period:
Loss on disposal of fixed assets	23	344
Employee reduction expenses	199	150
Donations	77	45
Gain on disposal of investments	(198)	(581)
Other non-operating income and expenses, excluding impairment losses on long-lived assets	2	196
Written back of provisions for impairment losses in previous years	(159)	(155)
Grants	(33,402)	—
Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	—	(217)

	(33,458)	(218)
Tax effect	5,572	—
Total	(27,886)	(218)
Attributable to:
Equity shareholders of the Company	(26,784)	(186)
Minority interests	(1,102)	(32)

53	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2008 is based on the profit attributable to the equity shareholders of the Company of RMB 9,339 million (2007: RMB 35,110 million) and the weighted average number of shares of 86,702,439,000 (2007: 86,702,439,000) in issue during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2008 is based on the profit attributable to equity shareholders of the Company of RMB 6,680 million and the weighted average number of shares of 87,789,799,595 calculated as follows:

(i) Profit attributable to equity shareholders of the Company (diluted)

Six-month period
ended 30 June
2008
RMB millions

Profit attributable to equity shareholders of the Company	9,339
After tax effect of finance expenses of the Convertible Bonds	(442)
After tax effect of fair value gain on embedded derivative component of the Convertible Bonds	(2,217)
Profit attributable to equity shareholders of the Company (diluted)	6,680

(ii)	Weighted average number of shares (diluted)

Six-month period
ended 30 June
2008

Weighted average number of shares at 30 June	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595
Weighted average number of shares (diluted) at 30 June	87,789,799,595

The calculation of diluted earnings per share excludes the effect of the Bonds with Warrants, since its effect was anti-diluted for the six-month period ended 30 June 2008.

For the six-month period ended 30 June 2007, diluted earnings per share is calculated on the same basis as basic earnings per share, since the effect of the Convertible Bonds was anti-dilutive for that period.

54	NON-ADJUSTING POST BALANCE SHEET EVENTS
On 22 August 2008, the board of directors approved the proposal to issue RMB 20 billion corporate bonds in the PRC, subject to the approvals from the relevant PRC regulatory bodies.

REPORT OF THE INTERNATIONAL AUDITORS

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People’s Republic of China with limited liability)

We have audited the interim financial statements of China Petroleum & Chemical Corporation (the “Company”) set out on pages 90 to 129, which comprise the consolidated balance sheet as at 30 June 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these interim financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of interim financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these interim financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the interim financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2008 and of the Group’s profit and cash flows for the six-month period then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

22 August 2008

(B)	INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2008
(Amounts in millions, except per share data)

		Six-month periods
		ended 30 June
	Note	2008	2007
		RMB	RMB
Turnover and other operating revenues
Turnover	3	722,429	551,361
Other operating revenues	4	12,354	12,509
		734,783	563,870
Other income	5	33,402	—
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(674,068)	(439,844)
Selling, general and administrative expenses	6	(18,221)	(17,637)
Depreciation, depletion and amortisation		(22,435)	(19,470)
Exploration expenses, including dry holes		(4,728)	(5,717)
Personnel expenses	7	(12,626)	(10,786)
Employee reduction expenses	8	(199)	(150)
Taxes other than income tax	9	(28,451)	(14,456)
Other operating expenses, net	10	(235)	(2,226)
Total operating expenses		(760,963)	(510,286)

Operating profit		7,222	53,584
Finance costs
Interest expense	11	(5,563)	(3,912)
Interest income		212	372
Unrealised gain/(loss) on embedded derivative component of the Convertible Bonds		2,956	(897)
Foreign exchange loss		(367)	(66)
Foreign exchange gain		2,060	846
Net finance costs		(702)	(3,657)
Investment income		319	666
Share of profits less losses from associates and jointly controlled entities		1,358	2,214

Profit before taxation		8,197	52,807
Tax benefit/(expense)	12	136	(14,965)

Profit for the period		8,333	37,842
Attributable to:
Equity shareholders of the Company		8,255	36,375
Minority interests		78	1,467

Profit for the period		8,333	37,842
Dividends payable to equity shareholders of the Company attributable to the period:
Interim dividend declared after the balance sheet date	13	2,601	4,335
Earnings per share:	14
Basic earnings per share		0.10	0.42
Diluted earnings per share		0.06	0.42

The notes on pages 95 to 129 form part of these interim financial statements.

CONSOLIDATED BALANCE SHEET
at 30 June 2008
(Amounts in millions)

		At 30 June	At 31 December
	Note	2008	2007
		RMB	RMB
Non-current assets
Property, plant and equipment	15	378,384	375,142
Construction in progress	16	105,503	95,408
Goodwill	17	15,507	15,490
Interest in associates	18	15,981	16,865
Interest in jointly controlled entities	19	13,520	12,723
Investments	20	2,064	3,194
Deferred tax assets	25	18,278	10,439
Lease prepayments		9,730	8,224
Long-term prepayments and other assets	21	10,792	10,124
Total non-current assets		569,759	547,609
Current assets
Cash and cash equivalents		8,466	7,696
Time deposits with financial institutions		1,308	668
Trade accounts receivable, net	22	43,084	22,947
Bills receivable	22	8,938	12,851
Inventories	23	163,474	116,032
Prepaid expenses and other current assets	24	43,440	24,922
Total current assets		268,710	185,116
Current liabilities
Short-term debts	26	64,758	44,654
Loans from Sinopec Group Company and fellow subsidiaries	26	21,256	15,840
Trade accounts payable	27	126,669	93,049
Bills payable	27	17,563	12,162
Accrued expenses and other payables	28	113,093	89,171
Income tax payable		5,070	10,479
Total current liabilities		348,409	265,355

Net current liabilities		(79,699)	(80,239)

Total assets less current liabilities		490,060	467,370
Non-current liabilities
Long-term debts	26	101,529	83,134
Loans from Sinopec Group Company and fellow subsidiaries	26	36,870	37,180
Deferred tax liabilities	25	5,372	5,636
Other liabilities	29	9,661	8,662
Total non-current liabilities		153,432	134,612

		336,628	332,758
Equity
Share capital	30	86,702	86,702
Reserves		224,169	220,731
Total equity attributable to equity shareholders of the Company		310,871	307,433
Minority interests		25,757	25,325
Total equity		336,628	332,758

Approved and authorised for issue by the board of directors on 22 August 2008.

Su Shulin	Wang Tianpu	Dai Houliang
Chairman	Director, President	Director, Senior Vice President
and Chief Financial Officer

The notes on pages 95 to 129 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2008
(Amounts in millions)

	Share Capital RMB	Capital Reserve RMB	Share Premium RMB	Revaluation reserve RMB	Statutory surplus reserve RMB	Discretionary surplus reserve RMB	Other reserves RMB	Retained earnings RMB	Total equity attributable to equity shareholders of the Company RMB	Minority interests RMB	Total equity RMB
Balance at 1 January 2007	86,702	(21,590)	18,072	24,752	32,094	27,000	1,758	95,546	264,334	22,323	286,657
Net income recognised directly in equity:
Unrealised gain for the change in fair value of available-for-sale financial assets, net of deferred tax	—	—	—	—	—	—	170	—	170	127	297
Effect of change in tax rate (Note 25(i))	—	—	—	—	—	—	(54)	—	(54)	17	(37)
Profit for the period	—	—	—	—	—	—	—	36,375	36,375	1,467	37,842
Total recognised income for the period	—	—	—	—	—	—	116	36,375	34,491	1,611	38,102
Final dividend for 2006 (Note 13)	—	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Adjustment to statutory surplus reserve (Note (a))	—	—	—	—	235	—	—	(235)	—	—	—
Appropriation (Note (a))	—	—	—	—	3,207	—	—	(3,207)	—	—	—
Revaluation surplus realised	—	—	—	(150)	—	—	—	150	—	—	—
Realisation of deferred tax on lease prepayments	—	—	—	—	—	—	(4)	4	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	185	(185)	—	—	—
Distributions to minority interests net of contributions	—	—	—	—	—	—	—	—	—	(25)	(25)
Balance at 30 June 2007	86,702	(21,590)	18,072	24,602	35,536	27,000	2,055	118,911	291,288	23,909	315,197

	Share Capital RMB	Capital Reserve RMB	Share Premium RMB	Revaluation reserve RMB	Statutory surplus reserve RMB	Discretionary surplus reserve RMB	Other reserves RMB	Retained earnings RMB	Total equity attributable to equity shareholders of the Company RMB	Minority interests RMB	Total equity RMB

Balance at 1 January 2008	86,702	(22,652)	18,072	24,114	37,797	27,000	3,100	133,300	307,433	25,325	332,758
Net income/(loss) recognised directly in equity:
Unrealised loss for the change in fair value of available-for-sale financial assets, net of deferred tax	—	—	—	—	—	—	(1,666)	—	(1,666)	(69)	(1,735)
Profit for the period	—	—	—	—	—	—	—	8,255	8,255	78	8,333
Total recognised income and expenses for the period	—	—	—	—	—	—	(1,666)	8,255	6,589	9	6,598
Issuance of the Bonds with Warrants (Note 26(g))	—	6,879	—	—	—	—	—	—	6,879	—	6,879
Final dividend for 2007 (Note 13)	—	—	—	—	—	—	—	(9,971)	(9,971)	—	(9,971)
Appropriation (Note (a))	—	—	—	—	595	—	—	(595)	—	—	—
Revaluation surplus realised	—	—	—	(122)	—	—	—	122	—	—	—
Realisation of deferred tax on lease prepayments	—	—	—	—	—	—	(4)	4	—	—	—
Distribution to Sinopec Group Company (Note (e))	—	(59)	—	—	—	—	—	—	(59)	—	(59)
Contributions from minority interests net of distributions	—	—	—	—	—	—	—	—	—	423	423
Balance at 30 June 2008	86,702	(15,832)	18,072	23,992	38,392	27,000	1,430	131,115	310,871	25,757	336,628

Notes:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”) to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. Before 1 January 2007, the net profit for this purpose was determined in accordance with the PRC Accounting Rules and Regulations and RMB 3,207 million was transferred to this reserve for the six month period ended 30 June 2007. On 1 January 2007, the group adopted the ASBE issued by the Ministry of Finance of the PRC (the “MOF”) on 15 February 2006, which resulted in certain PRC accounting policies being changed and applied retrospectively. The statutory surplus reserve, amounting to RMB 235 million, has been adjusted accordingly. The adjustment to the statutory surplus reserve was reflected as a movement during the six-month period ended 30 June 2007.

The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the six-month period ended 30 June 2008, the Company transferred RMB 595 million, being 10% of the current period’s net profit determined in accordance with the ASBE, to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with ASBE and the amount determined in accordance with International Financial Reporting Standards (“IFRS”). At 30 June 2008, the amount of retained earnings available for distribution was RMB 64,144 million (2007: RMB 68,758 million), being the amount determined in accordance with ASBE. Interim dividend of RMB 2,601 million (2007: RMB 4,335 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (ii) the difference between the considerations paid over the amount of the net assets of certain entities and related operations acquired from Sinopec Group Company and (iii) the equity component of the Bonds with Warrants.

(e)
Pursuant to the resolution passed at the Directors’ meeting on 26 June 2008, the Group acquired certain assets and liabilities, related to the oilfield downhole operation (the “Downhole Assets”) from Sinopec Group Company. The difference between the consideration paid over the amount of the net asset acquired from the Downhole Assets was treated as an equity transaction.

(f)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

The notes on pages 95 to 129 form part of these interim financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2008
(Amounts in millions)

		Six-month periods
		ended 30 June
	Note	2008	2007
		RMB	RMB

Net cash generated from operating activities	(a)	2,640	62,295
Investing activities
Capital expenditure		(41,837)	(35,707)
Exploratory wells expenditure		(2,907)	(4,320)
Purchase of investments, investments in associates and subsidiaries, net of cash acquired		(2,675)	(4,653)
Proceeds from disposal of investments and investments in associates		1,049	758
Proceeds from disposal of property, plant and equipment		109	125
Purchase of time deposits with financial institutions		(1,106)	(3,178)
Proceeds from maturity of time deposits with financial institutions		466	510
Net cash used in investing activities		(46,901)	(46,465)
Financing activities
Proceeds of issuance of convertible bonds, net of issuance costs		29,850	11,368
Proceeds of issuance of corporate bonds		—	5,000
Proceeds from bank and other loans		431,302	316,769
Repayments of corporate bonds		(10,000)	(10,000)
Repayments of bank and other loans		(396,247)	(323,035)
Distributions to minority interests		(642)	(219)
Contributions from minority interests		1,065	194
Dividend paid		(9,971)	(9,537)
Distributions to Sinopec Group Company		(285)	(3,500)
Net cash generated from/(used in) financing activities		45,072	(12,960)

Net increase in cash and cash equivalents		811	2,870
Cash and cash equivalents at 1 January		7,696	7,063
Effect of foreign exchange rate changes		(41)	(7)
Cash and cash equivalents at 30 June		8,466	9,926

The notes on pages 95 to 129 form part of these interim financial statements.

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	Six-month periods ended 30 June

	2008 RMB	2007 RMB

Operating activities
Profit before taxation	8,197	52,807
Adjustments for:
Depreciation, depletion and amortisation	22,435	19,470
Dry hole costs	1,156	2,157
Share of profits less losses from associates and jointly controlled entities	(1,358)	(2,214)
Investment income	(319)	(666)
Interest income	(212)	(372)
Interest expense	5,563	3,912
Unrealised foreign exchange gain	(1,985)	(629)
(Gain)/loss on disposal of property, plant and equipment, net	(97)	290
Impairment losses on long-lived assets	133	1,642
Unrealised (gain)/loss on embedded derivative component of convertible bonds	(2,956)	897
Operating profit before changes in working capital	30,557	77,294
Increase in trade accounts receivable	(19,278)	(9,735)
Increase/(decrease) in bills receivable	3,914	(445)
Increase in inventories	(47,420)	(10,997)
Increase in prepaid expenses and other current assets	(15,257)	(1,164)
Increase in lease prepayments	(1,506)	(3,084)
Decrease in long-term prepayments and other assets	1,623	2,906
Increase in trade accounts payable	32,768	17,163
Increase/(decrease) in bills payable	5,401	(1,467)
Increase in accrued expenses and other payables	27,902	9,948
Increase in other liabilities	472	372
Cash generated from operations	19,176	80,791
Interest received	197	370
Interest paid	(4,599)	(3,747)
Investment and dividend income received	1,192	1,668
Income tax paid	(13,326)	(16,787)
Net cash generated from operating activities	2,640	62,295

The notes on pages 95 to 129 form part of these interim financial statements.

NOTES ON THE INTERIM FINANCIAL STATEMENTS
for the six-month period ended 30 June 2008

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in fully integrated oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the “Predecessor Operations”).

Basis of preparation

Pursuant to the resolution passed at the Directors’ meeting on 28 December 2007, the Group acquired the controlling equity interests of Zhanjiang Dongxing Petrochemical Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively “Refinery Plants”) from Sinopec Group Company, for total cash consideration of RMB 2,468 million (hereinafter referred to as the “Acquisition of Refinery Plants”).

As the Group and Refinery Plants are under the common control of Sinopec Group Company, the Acquisition of Refinery Plants has been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of Refinery Plants have been accounted for at historical cost and the consolidated financial statements of the Company prior to the acquisitions have been restated to include the results of operations and the assets and liabilities of Refinery Plants on a combined basis. The difference between the consideration paid over the amount of the net asset of Refinery Plants was accounted for as an equity transaction.

The results of operation previously reported by the Group for the six-month period ended 30 June 2007 have been restated to include the results of operations of Refinery Plants on a combined basis as set out below.

	The Group,
	as previously	Refinery	The Group,
	reported	Plants	as restated
	RMB	RMB	RMB
	millions	millions	millions
Operating revenue	566,830	(2,960)*	563,870
Profit attributable to the equity shareholders of the Company	36,190	185	36,375
Basic and diluted earnings per share (RMB)	0.42	—	0.42

*
Refinery Plants sold its petroleum products primarily to the Group as well as purchasing crude oil primarily from the Group. These transactions between the Group and Refinery Plants have been eliminated on combination, resulting in a reduction in the operating revenue. All other significant balances and transactions between the Group and Refinery Plants have been eliminated on combination.

The accompanying interim financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group are set out in Note 2. These accounting policies have been consistently applied by the Group.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (Note 38).

The accompanying interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(f)) and the remeasurement of available-for-sale financial assets (Note 2(k)) and derivative component of the convertible bonds (Note 2(o)) to their fair values.

The preparation of the interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the interim financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the following financial year are disclosed in Note 37.

2	PRINCIPAL ACCOUNTING POLICIES

	(a)	Basis of consolidation
The consolidated interim financial statements comprise the Company and its subsidiaries, and the Group’s interest in associates and jointly controlled entities.

		(i)	Subsidiaries

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control effectively commences until the date that control effectively ceases.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between minority interests and the equity shareholders of the Company.

The particulars of the Group’s principal subsidiaries are set out in Note 35.
		(ii)	Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

		(iii)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the income statement.

(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(l)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation, which was based on depreciated replacement costs, required by the relevant PRC regulations in connection with the Reorganisation and certain acquisitions made in prior years from Sinopec Group Company, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the income statement in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is provided to write off the cost/revalued amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	15 to 45 years
Plant, machinery, equipment, oil depots, storage tanks and others	4 to 18 years
Service stations	25 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amortisation and impairment losses (Note 2(l)).The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

(k)	Investments

Investment in available-for-sale equity securities are carried at fair value with any change in fair value recognised directly in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(l)).

(l)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have an quoted market price in an active market, other than investments in associates and jointly controlled entities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the income statement. Impairment losses for trade and other receivables are reversed through the income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii)	Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments, and investments in associates and jointly controlled entities, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(n)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value recognised in the income statement over the period of borrowings using the effective interest method.

(o)	Convertible bonds

(i)	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to retained earnings.

(ii)	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the income statement.

(p)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

(q)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

Government grants relating to the purchase of assets used for technology improvements are initially recorded as long-term liabilities when there is reasonable assurance that the grants will be received and thereafter offset against the cost of the related assets upon the transfer of these assets to property, plant and equipment. The grants are recognised as income over the useful life of these property, plant and equipment by way of reduced depreciation charges.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as an income in the period in which it becomes receivable.

(r)	Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(s)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

(t)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(u)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 1,176 million for the six-month period ended 30 June 2008 (2007: RMB 1,212 million).

(v)	Operating leases
Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

(w)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as expenses in the income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 33.

Termination benefits, recorded as employee reduction expenses in the income statement, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(x)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(y)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

(z)	Segmental reporting
A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. “Unallocated assets” consists primarily of cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets. “Unallocated liabilities” consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable and deferred tax liabilities.

Interest in and share of profits from associates and jointly controlled entities are included in the segments in which the associates and jointly controlled entities operate.

3	TURNOVER
Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions
Sale of materials, service and others	12,205	12,364
Rental income	149	145
	12,354	12,509

5	OTHER INCOME

During the six-month period ended 30 June 2008, the Group recognised grant income of RMB 33,402 million (2007: RMB nil). These grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the six-month period ended 30 June 2008. There are no unfulfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grant in the future.

6	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The following items are included in selling, general and administrative expenses:

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions
Operating lease charges	2,656	2,587
Impairment losses:
– trade accounts receivable	66	19
– other receivables	9	19

7	PERSONNEL EXPENSES

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions
Consumption tax	8,553	7,586
Special oil income levy	16,544	3,290
City construction tax	1,760	1,919
Education surcharge	958	1,038
Resources tax	437	443
Business tax	199	180
	28,451	14,456

8	EMPLOYEE REDUCTION EXPENSES

In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 199 million (2007: RMB 150 million) payable during the six-month period ended 30 June 2008 in respect of the voluntary termination of approximately 3,600 (2007: 2,300) employees.

9	TAXES OTHER THAN INCOME TAX

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions
Consumption tax	8,553	7,586
Special oil income levy	16,544	3,290
City construction tax	1,760	1,919
Education surcharge	958	1,038
Resources tax	437	443
Business tax	199	180
	28,451	14,456

Consumption tax is levied on producers of gasoline, diesel, naphtha, fuel oil, jet fuel, lubricant oil and solvent oil based on a tariff rate applied to the volume of sales. Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

10	OTHER OPERATING EXPENSES, NET

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions
Fines, penalties and compensations	48	15
Donations	77	45
(Gain)/loss on disposal of property, plant and equipment, net	(97)	290
Impairment losses on long-lived assets (Note)	133	1,642
Others	74	234
	235	2,226

Note:

(i)
Impairment losses recognised on long-lived assets of the chemicals segment was RMB 3 million (2007: RMB 123 million) for the six-month period ended 30 June 2008. These impairment losses relate to certain chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the impairment losses on long-lived assets of the chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be fully recovered through an increase in selling price.

(ii)
Impairment losses recognised on long-lived assets of the marketing and distribution segment of RMB 130 million (2007: RMB 571 million) for the six-month period ended 30 June 2008 primarily relate to certain service stations and certain construction in progress that were closed or abandoned during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

(iii)
Impairment losses recognised on long-lived assets of the refining segment was RMB 923 million for the six-month period ended 30 June 2007. These impairment losses relate to certain refining production facilities that are held for use and a construction in progress. The carrying values of these facilities were written down to their recoverable amounts that were determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the impairment losses on long-lived assets of the refining segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be fully recovered through an increase in selling price.

(iv)
The factors resulting in the exploration and production (“E&P”) segment impairment losses of RMB 25 million for the six-month period ended 30 June 2007 were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to a recoverable amount which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

11	INTEREST EXPENSE

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions

Interest expense incurred	5,707	4,065
Less: Interest expense capitalised*	(350)	(308)
	5,357	3,757
Accretion expenses (Note 29)	206	155

Interest expense	5,563	3,912

* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.8% to 7.0%	3.6% to 6.8%

12	TAX (BENEFIT)/EXPENSE
Tax (benefit)/expense in the consolidated income statement represents:

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions
Current tax
– Provision for the period	7,699	16,212
– Under-provision in prior years	216	191
Deferred taxation (Note 25)	(8,051)	(1,438)
	(136)	14,965

Reconciliation between tax expense and accounting profit at applicable tax rates is as follows:

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions
Profit before taxation	8,197	52,807
Expected PRC income tax expense at a statutory tax rate of 25% (2007: 33%)	2,049	17,426
Tax effect of non-deductible expenses	200	302
Tax effect of non-taxable income	(2,715)	(1,078)
Tax effect of differential tax rate (i)	(141)	(930)
Tax effect of tax losses not recognised	255	38
Under-provision in prior years	216	191
Tax credit for domestic equipment purchases	—	(500)
Effect of change in tax rate on deferred tax (ii)	—	(484)
Tax (benefit)/expense	(136)	14,965

Substantially all income before income tax and related tax expense is from PRC sources.

Note:

(i)
The provision for PRC current income tax is based on a statutory rate of 25% (2007: 33%) of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15%.

(ii)
On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on 1 January 2008. According to the new tax law, a unified corporate income tax rate of 25% is applied to PRC entities; however certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is reduced from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011.

13	DIVIDENDS
Dividends payable to equity shareholders of the Company attributable to the period represent:

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions
Interim dividends declared after the balance sheet date of RMB 0.03 per share
(2007: RMB 0.05 per share)	2,601	4,335

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 22 August 2008, the directors authorised to declare the interim dividends for the year ending 31 December 2008 of RMB 0.03 (2007: RMB 0.05) per share totalling RMB 2,601 million (2007: RMB 4,335 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

	Six-month periods ended 30 June

	2008	2007
	RMB millions	RMB millions
Final dividends in respect of the previous financial year, approved and
paid during the period of RMB 0.115 per share (2007: RMB 0.11 per share)	9,971	9,537

Pursuant to the shareholders’ approval at the Annual General Meeting on 26 May 2008, a final dividend of RMB 0.115 per share totalling RMB 9,971 million in respect of the year ended 31 December 2007 was declared and paid on 30 June 2008.

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2007, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2006 was declared and paid on 29 June 2007.

14	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2008 is based on the profit attributable to equity shareholders of the Company of RMB 8,255 million (2007: RMB 36,375 million) and the weighted average number of shares of 86,702,439,000 (2007: 86,702,439,000) in issue during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2008 is based on the profit attributable to equity shareholders of the Company of RMB 5,596 million and the weighted average number of shares of 87,789,799,595 calculated as follows:

(i) Profit attributable to equity shareholders of the Company (diluted)

Six-month period
ended 30 June
2008
RMB millions
Profit attributable to equity shareholders of the Company	8,255
After tax effect of finance costs of the Convertible Bonds	(442)
After tax effect of unrealised gain on embedded derivative component of the Convertible Bonds	(2,217)
Profit attributable to equity shareholders of the Company (diluted)	5,596

(ii) Weighted average number of shares (diluted)

Six-month period
ended 30 June
2008
Number of
shares
Weighted average number of shares at 30 June	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595
Weighted average number of shares (diluted) at 30 June	87,789,799,595

The calculation of diluted earnings per share excludes the effect of the Bonds with Warrants (note 26), since its effect was anti-diluted for the six-month period ended 30 June 2008. For the six-month period ended 30 June 2007, diluted earnings per share is calculated on the same basis as basic earnings per share, since the effect of the Convertible Bonds was anti-dilutive for that period.

15	PROPERTY, PLANT AND EQUIPMENT

By segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost/valuation:
Balance at 1 January 2007	241,364	151,956	86,108	176,717	4,869	661,014
Additions	5,578	31	75	29	152	5,865
Transferred from construction in progress	5,880	990	1,644	2,921	764	12,199
Acquisition of subsidiaries (ii)	—	—	2,636	—	—	2,636
Disposals	(11)	(143)	(1,239)	(425)	(16)	(1,834)

Balance at 30 June 2007	252,811	152,834	89,224	179,242	5,769	679,880
Balance at 1 January 2008	284,183	157,486	91,155	181,124	6,198	720,146
Additions	357	80	51	1	128	617
Transferred from construction in progress	7,165	13,593	2,456	781	115	24,110
Acquisition of Downhole Assets (Note 32)	3,001	—	—	—	—	3,001
Reclassification	12,321	(6,793)	(3,484)	(6,241)	4,197	—
Reclassification to lease prepayments and other assets	—	(246)	(242)	(28)	(192)	(708)
Disposals	(22)	(109)	(206)	(444)	(4)	(785)

Balance at 30 June 2008	307,005	164,011	89,730	175,193	10,442	746,381

Accumulated depreciation:
Balance at 1 January 2007	112,050	69,257	17,154	104,959	1,837	305,257
Depreciation charge for the period	8,125	4,248	2,040	4,438	320	19,171
Acquisition of subsidiaries (ii)	—	—	991	—	—	991
Impairment losses for the period	25	770	567	123	—	1,485
Written back on disposals	(1)	(90)	(339)	(335)	(11)	(776)

Balance at 30 June 2007	120,199	74,185	20,413	109,185	2,146	326,128
Balance at 1 January 2008	130,683	75,359	23,802	112,782	2,378	345,004
Depreciation charge for the period	10,889	4,412	2,170	4,126	429	22,026
Acquisition of Downhole Assets (Note 32)	1,459	—	—	—	—	1,459
Impairment losses for the period	—	—	128	3	—	131
Reclassification	16,789	(6,592)	(3,814)	(7,528)	1,145	—
Reclassification to lease prepayments and other assets	—	—	(6)	(1)	(10)	(17)
Written back on disposals	(22)	(104)	(125)	(354)	(1)	(606)

Balance at 30 June 2008	159,798	73,075	22,155	109,028	3,941	367,997

Net book value:

Balance at 1 January 2007	129,314	82,699	68,954	71,758	3,032	355,757

Balance at 30 June 2007	132,612	78,649	68,811	70,057	3,623	353,752

Balance at 1 January 2008	153,500	82,127	67,353	68,342	3,820	375,142

Balance at 30 June 2008	147,207	90,936	67,575	66,165	6,501	378,384

15	PROPERTY, PLANT AND EQUIPMENT (Continued)

By asset class

			Oil depots,	Plant,
			storage tanks	machinery,
		Oil and gas	and service	equipment
	Buildings	properties	stations	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2007	47,379	218,693	90,249	304,693	661,014
Additions	91	5,479	59	236	5,865
Transferred from construction in progress	35	5,621	1,998	4,545	12,199
Acquisition of subsidiaries (ii)	1,528	—	1,001	107	2,636
Reclassification	(746)	(27)	1,028	(255)	—
Disposals	(750)	—	(417)	(667)	(1,834)

Balance at 30 June 2007	47,537	229,766	93,918	308,659	679,880
Balance at 1 January 2008	46,300	259,373	97,000	317,473	720,146
Additions	186	341	32	58	617
Transferred from construction in progress	852	6,790	3,152	13,316	24,110
Acquisition of Downhole Assets (Note 32)	548	—	—	2,453	3,001
Reclassification	13,189	8,937	16,730	(38,856)	—
Reclassification to lease prepayments and other assets	(463)	—	(20)	(225)	(708)
Disposals	(45)	—	(165)	(575)	(785)

Balance at 30 June 2008	60,567	275,441	116,729	293,644	746,381

Accumulated depreciation:
Balance at 1 January 2007	22,728	102,382	17,868	162,279	305,257
Depreciation charge for the period	849	7,496	2,153	8,673	19,171
Acquisitions of subsidiaries (ii)	511	—	381	99	991
Impairment losses for the period	203	—	384	898	1,485
Reclassification	(338)	(9)	529	(182)	—
Written back on disposals	(139)	—	(139)	(498)	(776)

Balance at 30 June 2007	23,814	109,869	21,176	171,269	326,128
Balance at 1 January 2008	24,987	119,057	23,303	177,657	345,004
Depreciation charge for the period	933	10,160	2,407	8,526	22,026
Acquisition of Downhole Assets (Note 32)	236	—	—	1,223	1,459
Impairment losses for the period	1	—	116	14	131
Reclassification	(1,757)	16,881	9,263	(24,387)	—
Reclassification to lease prepayments and other assets	(6)	—	(4)	(7)	(17)
Written back on disposals	(24)	—	(95)	(487)	(606)

Balance at 30 June 2008	24,370	146,098	34,990	162,539	367,997

Net book value:
Balance at 1 January 2007	24,651	116,311	72,381	142,414	355,757

Balance at 30 June 2007	23,723	119,897	72,742	137,390	353,752

Balance at 1 January 2008	21,313	140,316	73,697	139,816	375,142

Balance at 30 June 2008	36,197	129,343	81,739	131,105	378,384

Note:

(i)
The additions to the exploration and production segment and oil and gas properties for the six-month period ended 30 June 2008 included RMB 291 million (2007: RMB 5,427 million) of estimated dismantlement costs for site restoration (Note 29).

(ii)	During the six-month period ended 30 June 2007, the Group acquired the entire equity interests of certain service stations companies incorporated in Hong Kong (“Hong Kong service stations”).

16	CONSTRUCTION IN PROGRESS

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2007	16,420	15,439	10,288	7,025	3,699	52,871
Additions	20,232	6,271	4,248	3,226	867	34,844
Dry hole costs written off	(2,157)	—	—	—	—	(2,157)
Transferred to property, plant and equipment	(5,880)	(990)	(1,644)	(2,921)	(764)	(12,199)
Reclassification to lease prepayments and other assets	—	(84)	(191)	(843)	(21)	(1,139)
Impairment losses for the period	—	(153)	(4)	—	—	(157)
Balance at 30 June 2007	28,615	20,483	12,697	6,487	3,781	72,063
Balance at 1 January 2008	34,441	25,981	12,998	16,752	5,236	95,408
Additions	22,036	3,807	4,731	5,784	749	37,107
Dry hole costs written off	(1,156)	—	—	—	—	(1,156)
Reclassification	97	2,226	(211)	(2,112)	—	—
Transferred to property, plant and equipment	(7,165)	(13,593)	(2,456)	(781)	(115)	(24,110)
Reclassification to lease prepayments and other assets	(2)	(3)	(810)	(1)	(928)	(1,744)
Impairment losses for the period	—	—	(2)	—	—	(2)
Balance at 30 June 2008	48,251	18,418	14,250	19,642	4,942	105,503

As at 30 June 2008, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 7,479 million (2007: RMB 6,294 million). The geological and geophysical costs paid during the six-month period ended 30 June 2008 were RMB 1,819 million (2007: RMB 1,844 million).

17	GOODWILL

	2008	2007
	RMB millions	RMB millions
Cost:
Balance at 1 January	15,490	14,325
Net additions and exchange adjustments	17	882

Balance at 30 June	15,507	15,207
Accumulated impairment losses:
Balance at 1 January and 30 June	—	—
Net book value:
Balance at 1 January	15,490	14,325

Balance at 30 June	15,507	15,207

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	3,952	3,952
Sinopec Qilu Branch (“Sinopec Qilu”)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	2,737	2,737
Sinopec Zhongyuan Oil Field Branch (“Sinopec Zhongyuan”)	1,391	1,391
Sinopec Shengli Oil Field Dynamic Company Limited (“Dynamic”)	1,361	1,361
Hong Kong service stations	925	1,004
Multiple units without individual significant goodwill	1,825	1,729
	15,507	15,490

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan, Dynamic and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 13.9% to 16.9%. Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and its expectation for the development of international crude oil prices. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

18	INTEREST IN ASSOCIATES

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Share of net assets	15,981	16,865

The Group’s investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group’s financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

				Percentage
			Percentage	of equity
			of equity	held by the
	Form of	Particulars of issued	held by the	Company’s
Name of company	business structure	and paid up capital	Company	subsidiaries	Principal activities
			%	%
Sinopec Finance Company Limited	Incorporated	Registered capital RMB 6,000,000,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products
Shanghai Petroleum National Gas Corporation	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
China Shipping & Sinopec Suppliers Company Limited	Incorporated	Registered capital RMB 876,660,000	—	50.00	Transportation of petroleum products
Sinopec Shandong Taishan Petroleum Company Limited	Incorporated	480,793,320 ordinary shares of RMB 1.00 each	24.57	—	Sale of petroleum products and decoration of service stations

19	INTEREST IN JOINTLY CONTROLLED ENTITIES

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Share of net assets	13,520	12,723

The Group’s principal interests in jointly controlled entities are primarily engaged in the chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company %	Percentage of equity held by the Company’s subsidiaries %	Principal activities
Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 8,793,000,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Yueyang Sinopec and Shell Coal Gasification Company Limited	Incorporated	Registered capital USD 45,588,700	50.00	—	Manufacturing and distribution of industrial gas
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital USD 1,654,000,000	—	50.00	Manufacturing and distribution of petrochemical products

19	INTEREST IN JOINTLY CONTROLLED ENTITIES (Continued)
The Group’s effective interest share of the jointly controlled entities’ results of operations, financial condition and cash flows are as follows:

	Six-month periods ended 30 June
	2008 RMB millions	2007 RMB millions

Results of operations:
Operating revenue	13,951	9,333
Expenses	(13,454)	(7,708)
Net profit	497	1,625

	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions
Financial condition:
Current assets	11,002	6,736
Non-current assets	24,816	22,229
Current liabilities	(7,831)	(5,313
Non-current liabilities	(14,467)	(10,929)
Net assets	13,520	12,723

	Six-month periods ended 30 June
	2008 RMB millions	2007 RMB millions
Cash flows:
Net cash (used in)/generated from operating activities	(1,371)	2,155
Net cash used in investing activities	(2,715)	(37)
Net cash generated from/(used in) financing activities	4,649	(1,818)

20	INVESTMENTS

	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions
Available-for-sale equity securities, listed and at quoted market price	370	653
Other investments in equity securities, unlisted and at cost	1,981	2,846
	2,351	3,499
Less: Impairment losses for investments	(287)	(305)
	2,064	3,194

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

21	LONG-TERM PREPAYMENTS AND OTHER ASSETS
Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of service stations.

22	TRADE ACCOUNTS RECEIVABLES, NET AND BILLS RECEIVABLES

	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions

Amounts due from third parties	32,138	21,839
Amounts due from Sinopec Group Company and fellow subsidiaries	9,482	2,240
Amounts due from associates and jointly controlled entities	4,262	1,750
	45,882	25,829
Less: Impairment losses for bad and doubtful debts	(2,798)	(2,882)
	43,084	22,947
Bills receivable	8,938	12,851
	52,022	35,798

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June	At 31 December
	2008 RMB millions	2007 RMB millions

Within one year	51,802	35,523
Between one and two years	53	156
Between two and three years	87	93
Over three years	80	26
	52,022	35,798

22	TRADE ACCOUNTS RECEIVABLES, NET AND BILLS RECEIVABLES (Continued)
Impairment losses for bad and doubtful debts are analysed as follows:

	2008 RMB millions	2007 RMB millions

Balance at 1 January	2,882	3,345
Impairment losses recognised for the period	66	19
Reversal of impairment losses	(79)	(90)
Written off	(71)	(39)
Balance at 30 June	2,798	3,235

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

23	INVENTORIES

	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions

Crude oil and other raw materials	109,993	70,739
Work in progress	19,642	11,823
Finished goods	47,119	35,040
Spare parts and consumables	3,341	3,002
	180,095	120,604
Less: Allowance for diminution in value of inventories	(16,621)	(4,572)
	163,474	116,032

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 697,324 million for the six-month period ended 30 June 2008 (2007: RMB 464,459 million), including the write-down of inventories amounted to RMB 16,030 million (2007: RMB 10 million), primarily in the refining segment, and the reversal of write-down of inventories made in prior years amounted to RMB 3,981 million (2007: RMB 79 million), that mainly arose from the sales of inventories. The write-down of inventories and the reversals of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions

Advances to third parties	2,263	1,418
Amounts due from Sinopec Group Company and fellow subsidiaries	10,232	6,719
Other receivables	5,813	1,597
Purchase deposits	3,959	3,817
Prepayments in connection with construction work and equipment purchases	5,856	4,683
Prepaid value-added tax and customs duty	13,530	6,325
Amounts due from associates and jointly controlled entities	1,787	363
	43,440	24,922

25	DEFERRED TAX ASSETS AND LIABILITIES
Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions

Current
Receivables and inventories	7,643	3,841	—	—	7,643	3,841
Accruals	6,565	2,613	—	—	6,565	2,613
Non-current
Property, plant and equipment	2,615	2,641	(1,407)	(1,376)	1,208	1,265
Accelerated depreciation	—	—	(3,901)	(4,144)	(3,901)	(4,144)
Tax value of losses carried forward	1,029	176	—	—	1,029	176
Lease prepayments	302	306	—	—	302	306
Available-for-sale financial assets	—	—	(64)	(116)	(64)	(116)
Embedded derivative component of the Convertible Bonds	64	803	—	—	64	803
Others	60	59	—	—	60	59
Deferred tax assets/(liabilities)	18,278	10,439	(5,372)	(5,636)	12,906	4,803

25	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

As at 30 June 2008, certain subsidiaries of the Company did not recognise the tax value of losses carried forward of RMB 4,833 million (2007: RMB 3,813 million), because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 341 million, RMB 720 million, RMB 1,167 million, RMB 1,373 million, RMB 412 million and RMB 820 million will expire in 2008, 2009, 2010, 2011, 2012 and 2013, respectively.

Based on management’s assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised, deferred tax asset of RMB 255 million (2007: RMB 38 million) were not recorded for the six-month period ended 30 June 2008. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

Movements in the deferred tax assets and liabilities are as follows:

	Balance at 1 January 2007 RMB millions	Recognised in consolidated income statement RMB millions	Acquisitions of subsidiaries RMB millions	Recognised in other reserve RMB millions	Balance at 30 June 2007 RMB millions

Current
Receivables and inventories	3,532	40	—	—	3,572
Accruals	865	(37)	—	—	828
Non-current
Property, plant and equipment	601	574	(47)	—	1,128
Accelerated depreciation	(4,657)	513	—	—	(4,144)
Tax value of losses carried forward	105	44	—	—	149
Lease prepayments (i)	351	(4)	—	(37)	310
Available-for-sale financial assets (ii)	(4)	—	—	(92)	(96)
Embedded derivative component of the Convertible Bonds	—	296	—	—	296

Others	50	12	—	—	62
Net deferred tax assets/(liabilities)	843	1,438	(47)	(129)	2,105

	Balance at 1 January 2008 RMB millions	Recognised in consolidated income statement RMB millions	Recognised in other reserve RMB millions	Balance at 30 June 2008 RMB millions

Current
Receivables and inventories	3,841	3,802	—	7,643
Accruals	2,613	3,952	—	6,565
Non-current
Property, plant and equipment	1,265	(57)	—	1,208
Accelerated depreciation	(4,144)	243	—	(3,901)
Tax value of losses carried forward	176	853	—	1,029
Lease prepayments	306	(4)	—	302
Available-for-sale financial assets (ii)	(116)	—	52	(64)
Embedded derivative component of the Convertible Bonds	803	(739)	—	64
Others	59	1	—	60
Net deferred tax assets	4,803	8,051	52	12,906

Note:

(i)	The amount recognised in equity represents the effect of change in tax rate on deferred tax assets previously recognised directly in equity as a result of the new tax law.

(ii)	The amount recognised in equity represents the deferred tax effect of change in fair value of available-for-sale financial assets which was recognised directly in equity.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	At 30 June 2008 RMB millions	At 31 December 2007 RMB millions

Third parties’ debts
Short-term bank loans	46,243	21,294
Current portion of long-term bank loans	18,484	12,259
Current portion of long-term other loans	31	1,027
	64,758	34,580
Corporate bonds (a)	—	10,074

	64,758	44,654
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	20,986	15,660
Current portion of long-term loans	270	180
	21,256	15,840

	86,014	60,494

The Group’s weighted average interest rate on short-term loans was 5.1% (2007: 5.4%) at 30 June 2008.

Long-term debts comprise:

		At 30 June	At 31 December
	Interest rate and final maturity	2008	2007
		RMB millions	RMB millions
Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 9.1% per annum at 30 June 2008 with maturities through 2018	45,523	46,912
Japanese Yen denominated	Interest rates ranging from 2.6% to 3.0% per annum at 30 June 2008 with maturities through 2024	1,976	2,147
US Dollar denominated	Interest rates ranging from interest free to 7.4% per annum at 30 June 2008 with maturities through 2031	7,689	1,189
Euro denominated	Interest rates ranging from 6.6% to 6.7% per annum at 30 June 2008 with maturity through 2011	264	78
Hong Kong Dollar denominated	Floating rate at Hong Kong Interbank Offer Rate plus 0.5% per annum at 31 December 2007; paid off as at 30 June 2008	—	375
		55,452	50,701
Long-term other loans
Renminbi denominated	Interest rates ranging from interest free to 5.2% per annum at 30 June 2008 with maturities through 2011	2,075	3,075
US Dollar denominated	Interest rates ranging from interest free to 2% per annum at 30 June 2008 with maturities through 2015	38	38
		2,113	3,113

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

		At 30 June	At 31 December
	Interest rate and final maturity	2008	2007
		RMB millions	RMB millions
Corporate bonds
Renminbi denominated	Fixed interest rate at 4.61% per annum at 30 June 2008 with maturity in February 2014 (b)	3,500	3,500

	Fixed interest rate at 4.20% per annum at 30 June 2008 with maturity in May 2017(c)	5,000	5,000

	Fixed interest rate at 5.40% per annum at 30 June 2008 with maturity in November 2012 (d)	8,500	8,500

	Fixed interest rate at 5.68% per annum at 30 June 2008 with maturity in November 2017 (e)	11,500	11,500

		28,500	28,500
Convertible bonds
Hong Kong Dollar denominated	Zero coupon Convertible Bonds with maturity in April 2014 (f)	10,560	14,106

Renminbi denominated	Bonds with Warrants with fixed interest rate at 0.8% per annum and maturity in February 2014 (g)	23,419	—

		33,979	14,106

Total third parties’ long-term debts		120,044	96,420
Less: Current portion		(18,515)	(13,286)
		101,529	83,134
Long-term loans form Sinpec Group Company and fellow subsidiaries

Renminbi denominated	Interest rates ranging from interest free to 7.3% per annum at 30 June 2008 with maturities through 2020	37,140	37,360

Less: Current portion		(270)	(180)
		36,870	37,180

		138,399	120,314

Note:

(a)
The Company issued 182-day corporate bonds of face value at RMB 10 billion to corporate investors in the PRC debenture market on 22 October 2007 at par value of RMB 100. The effective yield of the 182-day corporate bond is 4.12% per annum. The Company redeemed the corporate bonds in April 2008.

(b)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. These corporate bonds were guaranteed by Sinopec Group Company.

(c)
The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. These corporate bonds were guaranteed by Sinopec Group Company.

(d)
The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. These corporate bonds were guaranteed by Sinopec Group Company.

(e)
The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. These corporate bonds were guaranteed by Sinopec Group Company.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

(f)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the ÒConvertible BondsÓ). The Convertible Bonds are convertible into H shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company. Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right. The holders also have an early redemption option to require the Company to redeem all or part of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

At 30 June 2008, the carrying amounts of liability and derivative components of the Convertible Bonds were RMB 9,696 million (2007: RMB 10,159 million) and RMB 864 million (2007: RMB 3,947 million), respectively. No conversion of the Convertible Bonds has occurred up to 30 June 2008.

As at 30 June 2008 and 31 December 2007, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2008	2007
Stock price of underlying shares	HKD 7.30	HKD 11.78
Conversion price	HKD 10.76	HKD 10.76
Volatility	39%	46%
Average risk free rate	3.66%	3.60%
Average expected life	4.3 years	4.8 years

Any change in the major inputs into the model will result in changes in the fair value of the derivative component of the Convertible Bonds. The change in the fair value of the conversion option from 31 December 2007 to 30 June 2008 resulted in an unrealised gain of RMB 2,956 million (2007: an unrealised loss of RMB 897 million), which has been recorded in the Òfinance costsÓ section of the consolidated income statement for the six-month period ended 30 June 2008.

The initial carrying amount of the liability component is the residual amount, which is after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the liability component. Should the aforesaid derivative component not be separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

(g)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the ÒBonds with WarrantsÓ). The Bonds with Warrants, which bear a fixed interest rate of 0.8% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants (the ÒWarrantsÓ) to subscribe 50.5 A shares of the Company during the 5 trading days prior to 3 March 2010 at an initial exercise price of RMB 19.68 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company.

As at 30 June 2008, the exercise price of the Warrants was adjusted to RMB 19.49 per share as a result of the final dividend in respect of the year ended 31 December 2007 declared during the six-month period 30 June 2008.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. The excess of proceeds from the issuance of the Bonds with Warrants, net of issuance costs, over the amount initially recognised as the liability component is recognised as the equity component in capital reserve until either the Warrants is exercised or expired. Should the equity component not be separated out and the entire Bonds with Warrants is considered as the liability component, the effective interest rate would have been 0.8%. The initial carrying amounts of liability and equity components of the Bonds with Warrants were RMB 22,971 million and RMB 6,879 million upon issuance, respectively.

Third parties’ loans of RMB 59 million of the Group at 30 June 2008 (2007: RMB 87 million) were secured by certain of the Group’s property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 74 million at 30 June 2008 (2007: RMB 141 million).

27	TRADE ACCOUNTS AND BILLS PAYABLES

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Amounts due to third parties	119,387	87,577
Amounts due to Sinopec Group Company and fellow subsidiaries	4,400	3,522
Amounts due to associates and jointly controlled entities	2,882	1,950
	126,669	93,049
Bills payable	17,563	12,162
	144,232	105,211

The maturities of trade accounts and bills payables are as follows:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Due within 1 month or on demand	105,944	75,401
Due after 1 month but within 6 months	38,228	29,609
Due after 6 months	60	201
	144,232	105,211

28	ACCRUED EXPENSES AND OTHER PAYABLES

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Amounts due to Sinopec Group Company and fellow subsidiaries	13,775	12,907
Accrued expenditures	31,069	29,260
Provision for onerous contracts for purchases of crude oil (Note)	22,400	6,700
Taxes other than income tax	10,826	8,836
Receipts in advance	25,704	23,551
Advances from third parties	1,051	1,103
Others	8,268	6,814
	113,093	89,171

Note:

As at 30 June 2008, the Group has entered into certain non-cancellable purchase commitment contracts of crude oil for delivery in the six-month period ending 31 December 2008. Due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, the Group has determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 22,400 million (2007: RMB 6,700 million) was recognised in accordance with the policy set out in Note 2(p) as at 30 June 2008.

29	OTHER LIABILITIES

Other liabilities primarily represent provision for future dismantlement costs of oil and gas properties. As at and before 31 December 2006, the Group did not have legal obligation nor constructive obligation to take any dismantlement measures for its retired oil and gas properties. During the six-month period ended 30 June 2007, due to the rising environmental concern in the PRC, the Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. During the six-month period ended 30 June 2008, the Group recognised an additional provision of RMB 291 million (2007: RMB 5,427 million) in respect of its obligations for the dismantlement of its retired oil and gas properties, and accretion expenses of RMB 206 million (2007: RMB 155 million). As at 30 June 2008, the aggregate amount of provision in respect of the obligations for the dismantlement of the Group’s retired oil and gas properties was RMB 8,041 million (2007: RMB 7,544 million).

30	SHARE CAPITAL

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Registered, issued and fully paid:
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (ÒADSsÓ, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, 67,121,951,000 domestic state-owned A shares became listed A shares.

All A shares and H shares rank pari passu in all material aspects.

30	SHARE CAPITAL (Continued)

Capital management

The Group optimises the structure of its capital, comprising equity and loans. In order to maintain or adjust the capital structure, the Group may issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. The Group monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. The Group’s strategy is to make appropriate adjustments according to the operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio at a range considered reasonable by management. As at 30 June 2008, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 30.8% (2007: 28.1%) and 59.9% (2007: 54.6%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 26 and 31, respectively.

There were no changes in the Group’s approach to capital management during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

31	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2008 and 31 December 2007, the future minimum lease payments under operating leases are as follows:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Within one year	5,159	4,620
Between one and two years	5,072	4,497
Between two and three years	4,890	4,477
Between three and four years	4,818	4,407
Between four and five years	4,795	4,465
Thereafter	114,364	119,726
	139,098	142,192

Capital commitments
At 30 June 2008 and 31 December 2007, capital commitments are as follows:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Authorised and contracted for	122,056	130,816
Authorised but not contracted for	105,490	114,854
	227,546	245,670

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 210 million for the six-month period ended 30 June 2008 (2007: RMB 303 million).

31	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Exploration and production licenses (Continued)
Estimated future annual payments are as follows:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Within one year	168	218
Between one and two years	98	150
Between two and three years	42	66
Between three and four years	21	20
Between four and five years	19	19
Thereafter	696	656
	1,044	1,129

Contingent liabilities
(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 30 June 2008 and 31 December 2007, guarantees given to banks in respect of banking facilities granted to the parties below are as follows:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Associates and jointly controlled entities	9,838	9,812

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2008 and 31 December 2007, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 1,113 million for the six-month period ended 30 June 2008 (2007: RMB 1,098 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

32	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Six-month periods ended 30 June
	Note	2008	2007
		RMB millions	RMB millions
Sales of goods	(i)	92,166	73,102
Purchases	(ii)	35,355	32,481
Transportation and storage	(iii)	540	527
Exploration and development services	(iv)	13,799	13,345
Production related services	(v)	4,357	6,466
Ancillary and social services	(vi)	805	801
Operating lease charges	(vii)	1,949	1,858
Agency commission income	(viii)	36	40
Interest received	(ix)	13	16
Interest paid	(x)	566	347
Net deposits (placed with)/withdrawn from related parties	(xi)	(265)	194
Net loans obtained from/(repaid to) related parties	(xii)	5,106	(900)

The amounts set out in the table above in respect of the six-month periods ended 30 June 2008 and 2007 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

At 30 June 2008 and 31 December 2007, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 31.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2008 was RMB 603 million (2007: RMB 338 million).

32	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

		(xi)	Deposits placed with/withdrawn from related parties represent net deposits placed with/withdrawn from Sinopec Finance Company Limited.

		(xii)	The Group obtained loans from and repaid loans to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (ÒMutual Provision AgreementÓ) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

		l	the government-prescribed price;

		l	where there is no government-prescribed price, the government-guidance price;

		l	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

		l	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 3,234 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 26 June 2008, the Group acquired the Downhole Assets from Sinopec Group Company, primarily property, plant and equipment with net book value of RMB 1,542 million, for a cash consideration of RMB 1,624 million, which approximated the net carrying value of the assets and liabilities of the Downhole Assets.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Trade accounts receivable	13,744	3,990
Prepaid expenses and other current assets	12,019	7,082
Total amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	25,763	11,072

Trade accounts payable	7,282	5,472
Accrued expenses and other payables	13,775	12,907
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	21,256	15,840

Long-term loans excluding current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	36,870	37,180

Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	79,183	71,399

32	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 26.

As at and for the six-month period ended 30 June 2008, and as at and for the year ended 31 December 2007, no significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

	(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

Six-month periods
ended 30 June
	2008	2007
	RMB’000	RMB’000
Short-term employee benefits	4,031	2,469
Retirement scheme contributions	158	91
	4,189	2,560

Total emoluments are included in Òpersonnel expensesÓ as disclosed in Note 7.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 33. As at 30 June 2008 and 31 December 2007, the accrued contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as Òstate-controlled entitiesÓ).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

	l	sales and purchase of goods and ancillary materials;

	l	rendering and receiving services;

	l	lease of assets;

	l	depositing and borrowing money; and

	l	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

32	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Transactions with other state-controlled entities in the PRC (Continued)

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

		(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries (ÒCNPC GroupÓ) and China National Offshore Oil Corporation and its subsidiaries (ÒCNOOC GroupÓ), which are state-controlled entities.

During the six-month period ended 30 June 2008, the aggregate amount of crude oil purchased by refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by marketing and distribution segment from CNPC Group was RMB 65,811 million (2007: RMB 33,747 million).

The aggregate amounts due from/to CNPC Group and CNOOC Group are summarised as follows:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Trade accounts receivable	561	326
Prepaid expenses and other current assets	247	934
Total amounts due from CNPC Group and CNOOC Group	808	1,260
Trade accounts payable	4,560	3,494
Accrued expenses and other payables	504	371
Total amounts due to CNPC Group and CNOOC Group	5,064	3,865

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions
Interest income	185	321
Interest expense	3,619	3,189

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	At 30 June	At 31 December
	2008	2007
	RMB millions	RMB millions
Cash and cash equivalents	7,519	6,522
Time deposits with financial institutions	1,053	647
Total deposits at state-controlled banks in the PRC	8,572	7,169
Short-term loans and current portion of long-term loans	54,647	27,813
Long-term loans excluding current portion of long-term loans	36,782	37,338
Total loans from state-controlled banks in the PRC	91,429	65,151

33	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the six-month period ended 30 June 2008 were RMB 1,505 million (2007: RMB 1,201 million).

34	SEGMENTAL REPORTING
The Group has five operating segments as follows:

(i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v) Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

Reportable information on the Group’s business segments is as follows:

Six-month periods
ended 30 June
	2008	2007
	RMB millions	RMB millions
Turnover
Exploration and production
External sales	13,883	8,758
Inter-segment sales	76,314	48,260
	90,197	57,018
Refining
External sales	70,478	53,208
Inter-segment sales	319,384	252,109
	389,862	305,317
Marketing and distribution
External sales	388,801	307,083
Inter-segment sales	1,678	1,240
	390,479	308,323
Chemicals
External sales	115,363	104,598
Inter-segment sales	13,817	7,330
	129,180	111,928
Corporate and others
External sales	133,904	77,714
Inter-segment sales	277,064	124,424
	410,968	202,138
Elimination of inter-segment sales	(688,257)	(433,363)

Turnover	722,429	551,361
Other operating revenues
Exploration and production	6,462	5,706
Refining	2,338	2,577
Marketing and distribution	460	224
Chemicals	2,825	3,792
Corporate and others	269	210
Other operating revenues	12,354	12,509
Other income
Refining	27,882	—
Marketing and distribution	5,520	—
Total other income	33,402	—

Turnover, other operating revenues and other income	768,185	563,870

34	SEGMENTAL REPORTING (Continued)

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions
Result
Operating profit/(loss)
By segment
– Exploration and production	27,098	22,750
– Refining	(46,021)	5,730
– Marketing and distribution	22,334	16,795
– Chemicals	4,533	8,542
– Corporate and others	(722)	(233)
Total operating profit	7,222	53,584
Share of profits less losses from associates and jointly controlled entities
– Exploration and production	104	87
– Refining	(228)	71
– Marketing and distribution	333	179
– Chemicals	812	1,635
– Corporate and others	337	242
Aggregate share of profits less losses from associates and jointly controlled entities	1,358	2,214
Finance costs
Interest expense	(5,563)	(3,912)
Interest income	212	372
Unrealised gain/(loss) on embedded derivative component of the Convertible Bonds	2,956	(897)
Foreign exchange loss	(367)	(66)
Foreign exchange gain	2,060	846
Net finance costs	(702)	(3,657)
Investment income	319	666

Profit before taxation	8,197	52,807
Taxation benefit/(expense)	136	(14,965)
Profit for the period	8,333	37,842

Information on associates and jointly controlled entities is included in Notes 18 and 19. Additions to long-lived assets by operating segment are included in Notes 15 and 16.

	At 30 June	At 31December
	2008	2007
	RMB millions	RMB millions
Assets
Segment assets
– Exploration and production	209,603	198,945
– Refining	248,801	193,956
– Marketing and distribution	140,240	127,047
– Chemicals	119,564	120,988
– Corporate and others	52,723	34,285
Total segment assets	770,931	675,221
Interest in associates and jointly controlled entities
– Exploration and production	1,503	1,080
– Refining	5,978	3,915
– Marketing and distribution	5,487	5,355
– Chemicals	11,190	12,176
– Corporate and others	5,343	7,062
Aggregate interest in associates and jointly controlled entities	29,501	29,588
Unallocated assets	38,037	27,916

Total assets	838,469	732,725
Liabilities
Segment liabilities
– Exploration and production	47,343	45,185
– Refining	73,399	46,017
– Marketing and distribution	34,435	31,118
– Chemicals	19,453	20,786
– Corporate and others	89,792	51,804
Total segment liabilities	264,422	194,910
Unallocated liabilities	237,419	205,057
Total liabilities	501,841	399,967

34	SEGMENTAL REPORTING (Continued)
Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions
Capital expenditure
Exploration and production	20,981	18,277
Refining	3,849	6,292
Marketing and distribution	4,548	4,922
Chemicals	5,907	3,296
Corporate and others	1,251	1,071
	36,536	33,858
Depreciation, depletion and amortisation
Exploration and production	10,927	8,148
Refining	4,434	4,296
Marketing and distribution	2,312	2,074
Chemicals	4,248	4,594
Corporate and others	514	358
	22,435	19,470
Impairment losses on long-lived assets
Exploration and production	—	25
Refining	—	923
Marketing and distribution	130	571
Chemicals	3	123
	133	1,642

35	PRINCIPAL SUBSIDIARIES
At 30 June 2008, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

	Particulars
	of issued	Type of	Percentage
Name of company	capital	legal entity	of equity	Principal activities
	(millions)%
China Petrochemical International Company Limited	RMB 1,663	Limited company	100.00	Trading of petrochemical products and equipment
Sinopec Sales Company Limited	RMB 1,700	Limited	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Fujian Petrochemical Company Limited (i)	RMB 2,253	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	Limited company	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	Limited company	72.34	Trading of crude oil and petroleum products
Sinopec Wuhan Petroleum Group Company Limited (i)	RMB 147	Limited company	46.25	Marketing and distribution of refined petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (i)	RMB 4,000	Limited company	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	Limited company	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	Limited company	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	Limited company	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 800	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,040	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Ltd.	RMB 1,840	Limited company	55.00	Marketing and distribution of refined petroleum products

35	PRINCIPAL SUBSIDIARIES (Continued)

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC.

	(i)	The Group consolidated the financial statements of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

36	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 30 June 2008 and 31 December 2007.

The Group has exposure to the following risks from its use of financial instruments:

	l	credit risk;

	l	liquidity risk;

	l	market risk; and

	l	equity price risk

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy for and quantitative disclosures in respect of the Group’s exposure on credit risk relating to trade receivables are set out in Note 22.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2008, the Group has standby credit facilities with several PRC financial institutions which allowed the Group to borrow up to RMB 172,000 million (2007: RMB 164,500 million) on an unsecured basis, at 5.247% (2007: 5.619%). At 30 June 2008, the Group’s outstanding borrowings under these facilities were RMB 21,519 million (2007: RMB 13,269 million) and were included in short-term debts.

36	FINANCIAL INSTRUMENTS (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

			At 30 June 2008
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debts	64,758	66,559	66,559	—	—	—
Long-term debts	101,529	129,670	4,041	16,726	36,733	72,170
Loans from Sinopec Group Company and fellow subsidiaries	58,126	58,974	21,823	583	477	36,091
Trade accounts payable	126,669	126,669	126,669	—	—	—
Bills payable	17,563	17,667	17,667	—	—	—
Accrued expenses and other payables	54,163	54,163	54,163	—	—	—
	422,808	453,702	290,922	17,309	37,210	108,261

			At 31 December 2007
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debts	44,654	45,869	45,869	—	—	—
Long-term debts	83,134	101,886	3,906	22,708	31,643	43,629
Loans from Sinopec Group Company and fellow subsidiaries	53,020	53,793	16,485	327	1,420	35,561

Trade accounts payable	93,049	93,049	93,049	—	—	—
Bills payable	12,162	12,233	12,233	—	—	—
Accrued expenses and other payables	50,084	50,084	50,084	—	—	—

	336,103	356,914	221,626	23,035	33,063	79,190

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars.

The Group has no hedging policy on foreign currency balances, and principally reduces the currency risk by monitoring the level of foreign currency.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	At 30 June	At 31December
	2008	2007
	millions	millions
US Dollars	USD 5,620	USD 780
Japanese Yen	JPY 30,631	JPY 33,494
Hong Kong Dollars	HKD 12,061	HKD 15,135

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2008 and 31 December 2007 would have increased profit for the period/year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

	At 30 June	At 31December
	2008	2007
	RMB millions	RMB millions
US Dollars	1,445	191
Japanese Yen	74	72
Hong Kong Dollars	398	475

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

36	FINANCIAL INSTRUMENTS (Continued)

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 26.

As at 30 June 2008, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 451 million (for the year ended 31 December 2007: RMB 154 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2007.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2008, the Group’s exposure to equity price risk is the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 26(f).

As at 30 June 2008, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained earnings by approximately RMB 485 million (for the year ended 31 December 2007: RMB 1,280 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the period and retained earnings by approximately RMB 350 million (for the year ended 31 December 2007: RMB 1,285 million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values

The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term indebtedness and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 5.71% to 7.74% (2007: 5.40% to 6.97%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2008 and 31 December 2007:

	At 30 June	At 31December
	2008	2007
	RMB millions	RMB millions
Carrying amount	120,044	96,420
Fair value	119,059	95,600

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

The fair value of available-for-sale financial assets, which amounted to RMB 370 million as at 30 June 2008 (2007: RMB 653 million) was based on quoted market price on a PRC stock exchange. Unquoted other investments in equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the interim financial statements.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as ÒprovedÓ. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered ÒimpairedÓ, and an impairment loss may be recognised in accordance with IAS 36 ÒImpairment of AssetsÓ. The carrying amounts of long-lived assets are reviewed at each balance sheet date in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

Provision for onerous contracts for purchases of crude oil

A provision for onerous contract is recognised when the expected economic benefits to be derived from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the estimated cost of terminating the purchase contract and the estimated net cost of continuing with the contract. The Group bases the estimates on all available information, including the current market prices of crude oil and finished goods, and historical operating costs. If the actual purchase prices of crude oil or the costs of completion were to be higher, or the actual selling prices of finished goods were to be lower, the actual losses incurred under the onerous contracts could be higher than the estimated provision.

38	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2008

Up to the date of issue of these interim financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ending 31 December 2008 and which have not been adopted in these interim financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

39	POST BALANCE SHEET EVENT
On 22 August 2008, the board of directors approved the proposal to issue RMB 20 billion corporate bonds in the PRC, subject to the approvals from the relevant PRC regulatory bodies.

40	IMMEDIATE AND ULTIMATE HOLDING COMPANIES

The directors consider the immediate and ultimate holding companies of the Group as at 30 June 2008 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared under ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Oil and gas properties
The difference is primarily due to that oil and gas properties are depreciated on a straight-line basis under ASBE. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(ii)	Revaluation of land use rights

Under ASBE, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

		Six-month periods ended 30 June
	Note	2008	2007
		RMB millions	RMB millions
Net profit under ASBE		9,415	36,574
Adjustments:
Oil and gas properties	(i)	(1,334)	91
Reduced amortisation on revaluation of land use rights	(ii)	15	15
Effects of the above adjustments on taxation		237	1,162
Profit for the period under IFRS*		8,333	37,842

Effects of major differences between the shareholders’ funds under ASBE and the total equity under IFRS are analysed as follows:

		At 30 June	At 31 December
	Note	2008	2007
		RMB millions	RMB millions
Shareholders’ funds under ASBE		331,299	326,347
Adjustments:
Oil and gas properties	(i)	10,005	11,339
Revaluation of land use rights	(ii)	(1,027)	(1,042)
Effects of the above adjustments on taxation		(3,649)	(3,886)
Total equity under IFRS*		336,628	332,758

*	The above figures are extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours at the legal address of Sinopec Corp. from Friday, 22 August 2008 by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

1	The original interim report for the first half of 2008 signed by the Chairman of Sinopec Corp.;

2
The original audited financial statements and audited consolidated financial statements of Sinopec Corp. prepared in accordance with IFRS and the ASBE for the six-month period ended 30 June 2008 signed by Mr. Su Shulin, Chairman of Sinopec Corp., Mr. Wang Tianpu, Director, President of Sinopec Corp., Mr. Dai Houliang, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp. and Mr. Liu Yun, Head of the Accounting Department of Sinopec Corp.;

3	The original auditors’ reports on the above financial statements signed by the auditors; and

4	All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Su Shulin
Chairman

Beijing, PRC, 22 August 2008

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

In accordance with the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Information Disclosure Management Measures of Listed Companies issued by CSRC, as the directors of the Board and senior management of Sinopec Corp., we have carefully reviewed the 2008 interim report of Sinopec Corp. and concluded that this interim report truly and objectively represents the business performance of Sinopec Corp. in the first half of 2008, contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory bodies.

Signatures of the Directors and Senior Management:

22 August 2008

This interim report is published in both English and Chinese. Should any conflict regarding meaning arises, the Chinese version shall prevail.